As filed with the Securities and Exchange Commission on January 16, 2018 Registration No. 333- 222169

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
AMENDMENT NO. 1 TO FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
HEARTLAND FINANCIAL USA, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)
6022
(Primary Standard Industrial Classification Code Number
42-1405748
(I.R.S. Employer Identification No.)

1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bryan R. McKeag Executive Vice President and Chief Financial Officer Heartland Financial USA, Inc. 1398 Central Avenue Dubuque, Iowa 52001 (563) 589-2100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jay L. Swanson	Michele D. Vaillancourt
Cam C. Hoang	Anton J. Moch
Dorsey & Whitney LLP	Winthrop & Weinstine, P.A.
50 South Sixth Street	Capella Tower, Suite 3500
Minneapolis, Minnesota 55402	225 South Sixth Street
(612) 340-2600	Minneapolis, Minnesota 55402
(612) 604-6671

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "small reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒         Accelerated filer ☐          Non-accelerated filer ☐ (do not check if smaller reporting company)
Smaller reporting company ☐     Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐      Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 16, 2018
SIGNATURE BANCSHARES, INC.
PROPOSED MERGER-YOUR VOTE IS VERY IMPORTANT

Dear Signature Shareholder:
We are happy to advise you that the board of directors of Signature Bancshares, Inc. ("Signature") has unanimously approved the merger (the "merger") of Signature into Heartland Financial USA, Inc. ("Heartland") in accordance with an Agreement and Plan of Merger dated November 13, 2017 (the "merger agreement"). Before we can complete the merger, we must obtain the approval of Signature shareholders. We are sending you this proxy statement/prospectus to ask you to vote in favor of approval and adoption of the merger agreement. The Signature board of directors unanimously recommends that you vote "FOR" approval and adoption of the merger agreement.
In the merger, Signature will merge with and into Heartland, and holders of Signature common stock will receive merger consideration of $0.335 in cash and 0.061 shares of Heartland common stock per share, subject to certain adjustments described below. Holders of options to acquire shares of Signature common stock outstanding on the closing date of the merger may elect to receive, less any applicable withholding taxes, cash or shares of Heartland common stock (but not a mix of both) with a value of $3.35 over the exercise price per share of such Signature stock options. If an option holder elects to receive shares of Heartland common stock, the shares would be valued based on the closing sale price of a share of Heartland common stock on the last trading day immediately preceding the closing date of the merger as quoted on the Nasdaq Global Select Market.
The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. However, if the price of Heartland common stock drops below certain levels, as described under the caption "The Merger Agreement - Termination," Signature may exercise a "walk-away" right to terminate the merger agreement unless Heartland increases the exchange ratio or cash component of the merger consideration by exercising a "top-up" option.
The cash component of the merger consideration is subject to certain adjustments. If Signature's Adjusted Tangible Common Equity (as defined on page 37) is less than $27.125 million on the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the "determination date"), then the cash component of the merger consideration will be reduced by an amount equal to (a) the amount by which Signature's Adjusted Tangible Common Equity is below $27.125 million, divided by (b) the number of outstanding shares of Signature common stock on the closing date of the merger. If Signature's Adjusted Tangible Common Equity is greater than $27.350 million on the determination date, the cash component of the merger consideration will be increased by an amount equal to (x) the lesser of (A) $1.5 million and (B) the amount by which Signature's Adjusted Tangible Common Equity is above $27.350 million, divided by (y) the number of outstanding shares of Signature common stock on the closing date of the merger.
Based on the closing price of a share of Heartland common stock as of November 10, 2017 of $47.30, the last trading date before the merger agreement was executed, the aggregate merger consideration was valued at approximately $53.4 million (including the consideration to be paid in exchange for the termination of Signature stock options) or $3.22 per share of Signature common stock. Based on the price of a share of Heartland common stock as of January 11, 2018 of $54.55, the last practicable trading date before the date of this proxy statement/prospectus, the aggregate merger consideration was valued at approximately $60.1 million (including the consideration to be paid in exchange for the termination of Signature’s stock options) or $3.66 per share of Signature common stock. These valuations assume no adjustments based on Signature's Adjusted Tangible Common Equity, and that the number of Signature stock options outstanding as of those dates will remain outstanding as of the closing date of the merger. Heartland common stock is listed on the Nasdaq Global Select Market under the symbol "HTLF." Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of Signature will fluctuate prior to the merger, the value of the actual consideration you will receive may be different from the amounts described above.

To complete the merger, we must receive regulatory approvals, and the holders of a majority of the issued and outstanding shares of Signature common stock entitled to vote must approve and adopt the merger agreement. Signature will hold a special meeting of shareholders to vote on this merger proposal. Your vote is important. Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of Signature common stock in accordance with the instructions contained in this proxy statement/prospectus. If you do not vote your shares of Signature common stock, it will have the same effect as voting against the merger.
We urge you to read this proxy statement/prospectus carefully before voting, including the section entitled "Risk Factors" beginning on page 15. This proxy statement/prospectus gives you detailed information about the merger, and it includes a copy of the merger agreement as Appendix A.

Sincerely,

/s/ Kenneth D. Brooks
Kenneth D. Brooks President and Chief Executive Officer

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not savings accounts, deposits or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.
The date of this proxy statement/prospectus is , 2018, and it is first being mailed to Signature shareholders on or about , 2018.

SIGNATURE BANCSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 20, 2018
Signature Bancshares, Inc. will hold a special meeting of its shareholders at Signature's executive office located at 9800 Bren Road East, Suite 200, Minnetonka, Minnesota 55343, at 5:30 p.m. local time, on February 20, 2018 to consider and vote upon the following matters:

•
a proposal to approve and adopt the merger agreement, dated as of November 13, 2017, between Heartland and Signature, as it may be amended from time to time, pursuant to which Signature will merge with and into Heartland; and

•	a proposal to approve the adjournment of the Signature special meeting, if necessary or appropriate.
Upon completion of the merger, each share of Signature common stock will be converted into the right to receive cash and shares of Heartland common stock, and each Signature stock option will be converted into the right to receive either cash or shares of Heartland common stock. Your attention is directed to the proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Appendix A to the accompanying proxy statement/prospectus.
The board of directors has fixed the close of business on January 11, 2018 as the record date for the Signature special meeting. Holders of record of Signature common stock at such time are entitled to notice of, and to vote at, the Signature special meeting or any adjournment or postponement of the special meeting.
The Signature board of directors has unanimously approved the merger agreement and unanimously recommends that holders of Signature common stock vote "for" approval and adoption of the merger agreement.
Signature shareholders who do not vote in favor of the merger agreement and who strictly comply with Minnesota Revised Statutes Section 302A.473 have the right to assert dissenters’ rights under that statute. For a description of the procedures that must be followed to make written demand for dissenters’ rights, see the copy of the statutes which are attached as Appendix B to the accompanying proxy statement/prospectus. In addition, a summary of the procedures to be followed in order to obtain payment for dissenting shares is set forth under the caption "Background and Reasons for the Merger-Notice of Dissenters’ Rights" in the attached proxy statement/prospectus.
Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions for your shares of Signature common stock. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy form in the enclosed self-addressed, stamped envelope. Any holder of Signature common stock present at the special meeting may vote in person instead of by proxy and a proxy may be revoked in writing at any time before the special meeting. The presence of a shareholder at the special meeting will not automatically revoke that shareholder’s proxy. A shareholder may revoke a proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of Signature a written notice of revocation, (ii) delivering to Signature a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point the shareholder may vote in person).

Sincerely,

/s/ Leif E. Syverson
Leif E. Syverson Secretary

Your vote is important. Please complete, sign, date and return your proxy form, whether or not you plan to attend the special meeting

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about Heartland from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus and other filings of Heartland by requesting them in writing or by telephone from Heartland at the following address:
Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention: Michael J. Coyle, Corporate Secretary
(Telephone (563) 589-2100)

You will not be charged for any of these documents that you request. Signature shareholders requesting documents should do so by February 13, 2018 in order to receive them before the special meeting.
See "Where You Can Find More Information" on page 59.
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus to vote on the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated , 2018. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither our mailing of this proxy statement/prospectus to Signature shareholders nor the issuance by Heartland of common stock in connection with the merger will create any implication to the contrary.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER

Q:	What Am I Being Asked To Vote On?

A:
Holders of Signature common stock are being asked to approve and adopt a merger agreement entered into between Heartland and Signature. In the merger, Signature will be merged with and into Heartland, with Heartland as the surviving bank holding company, and holders of Signature common stock will receive cash and Heartland common stock.

Q:	Why Is The Signature Board of Directors Recommending The Merger?

A:	The Signature board believes that the merger is advisable, fair to and in the best interest of Signature and its shareholders.

Q:	Why Is My Vote Important?

A:
The affirmative vote of the holders of a majority of the issued and outstanding shares of Signature common stock is required to approve and adopt the merger agreement. If a holder of Signature common stock fails to vote or abstains, this failure to vote will have the same effect as a vote against approval and adoption of the merger agreement.

Q:	What Will I Receive For My Signature Common Stock If The Merger Is Completed?

A:
You will receive merger consideration of approximately $0.335 in cash and 0.061 shares of Heartland common stock per share of Signature common stock. The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. The cash component of the merger consideration is subject to certain adjustments depending on Signature's Adjusted Tangible Common Equity as of the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the "determination date").

Based on the price of a share of Heartland common stock as of January 11, 2018 of $54.55, the last practicable trading date before the date of this proxy statement/prospectus, the transaction was valued at approximately $60.1 million (including the consideration to be paid in exchange for the termination of Signature stock options), or $3.66 per share of Signature common stock. These valuations assume no adjustments based on Signature's Adjusted Tangible Common Equity, and that the number of Signature stock options outstanding as of this date will remain outstanding as of the closing date of the merger. Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of Signature will fluctuate prior to the merger, the value of the actual consideration you will receive may be different from the amounts described above.

Q:	What Will Happen To Signature Stock Options?

A:
At the effective time of the merger, each option to purchase shares of Signature common stock that is outstanding, vested and unexercised immediately prior to the effective time will be canceled in exchange for the right to receive from Heartland, less any applicable withholding taxes, either a single lump sum cash payment or shares of Heartland common stock equal to the product of (a) the number of shares of Signature common stock subject to such stock option, and (b) the excess of $3.35 over the exercise price per share of such stock option.

Each option holder may elect to receive either a single lump sum cash payment or shares of Heartland common stock for all of their options, but not a mix of both. If an option holder elects to receive shares of Heartland common stock, the shares would be valued based on the closing sale price of a share of Heartland common stock on the last trading day immediately preceding the closing date as quoted on the Nasdaq Global Select Market.
Before the effective time of the merger, Heartland will send an election form to each holder of Signature stock options.
If you hold Signature stock options, please submit your properly completed and signed election form prior to the deadline specified on the election form. Signature stock options for which an election form is submitted may not be exercised. In the absence of a proper and timely election, you will receive cash in exchange for the cancellation of all of your Signature stock options.

As of January 11, 2018, options to acquire 2,940,454 shares of Signature common stock were outstanding, with a weighted average exercise price of $1.7372. If these options remain outstanding as of the effective time of the merger, then approximately $4.7 million of the aggregate merger consideration would be paid to holders of Signature stock options.
All Signature stock options will terminate at the effective time of the merger, and the surrender of a Signature stock option to Heartland in exchange for the stock option consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such stock option.

Q:	When Do You Expect To Complete The Merger?

A:
We cannot complete the merger until a number of conditions are satisfied, including approval of the merger by the Signature shareholders and by the Federal Deposit Insurance Corporation (the "FDIC") and the Minnesota Department of Commerce (the "MDC") and a waiver from the application requirement under the Bank Holding Company Act of 1956 from the Federal Reserve Board (the "FRB"), or approval of the merger by the FRB in lieu of such waiver. We expect to complete the merger in the first quarter of 2018, assuming these and other approvals are received.

Q:	Do I Have Dissenters’ Rights?

A:
Yes. Signature is a Minnesota corporation. Under Minnesota law, holders of Signature common stock have the right to assert dissenters’ rights and, rather than receive the merger consideration, demand the "fair value" of their shares. To do so, you must not vote in favor of the merger and must notify Signature of your intention to demand payment of the fair value of your shares, rather than the merger consideration, before the special meeting, in accordance the procedures set forth below under "Background and Reasons for the Merger-Notice of Dissenters’ Rights." A copy of the Minnesota Revised Statutes governing dissenters’ rights is included as Appendix B. Minnesota law requires that the “fair value” of the shares be considered as of immediately prior to the effective time of the merger, and without considering the effect of the merger, and requires Signature to make the initial determination of fair value. If a shareholder objects to this determination, Signature may petition a court to determine fair value. The fair value determined by such a court may be greater than, equal to or less than the merger consideration.

One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares of Signature common stock cannot be more than 10% of the number of outstanding shares of Signature common stock.
We encourage you to read the statutes governing dissenters’ rights carefully and to consult with legal counsel if you desire to exercise your dissenters’ rights.

Q:	What Do I Need To Do Now?

A:
After you have carefully read this proxy statement/prospectus, indicate on your proxy form how you want your shares of Signature common stock to be voted. Then complete, sign, date and mail your proxy form in the enclosed postage paid return envelope as soon as possible. This will enable your shares to be represented and voted at the Signature special meeting.

Q:	If My Shares Are Held In Street Name By My Broker, Will My Broker Automatically Vote My Shares For Me?

A:
No. Without instructions from you, your broker will not be able to vote your shares of Signature common stock. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

Q:	Can I Change My Vote?

A:	Yes. There are three ways you can change your vote after you have submitted your proxy:

•	First, you may send a written notice to the Secretary of Signature, stating that you would like to revoke your proxy.

•	Second, you may complete and submit a new proxy form. Your latest vote actually received by Signature before the special meeting will be counted, and any earlier votes will be revoked.

•
Third, you may attend the Signature special meeting and vote in person. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of the proxy by attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point you may vote in person).

If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:	Should I Send In My Share Certificates Now?

A:
Please do NOT send in your share certificates at this time. After the merger is completed, you will be provided with a letter of transmittal explaining what you must do to exchange your Signature share certificates for the merger consideration.

Q:	Whom Should I Call With Questions?

A:
If you have questions about the merger or the special meeting or you need additional copies of this proxy statement/prospectus, or if you have questions about the process for voting or if you need a replacement proxy form, you should contact:

Kenneth D. Brooks
President and Chief Executive Officer
Signature Bancshares, Inc.
9800 Bren Road East, Suite 200
Minnetonka, Minnesota 55343
(952) 936-7800

Q:	Where Can I Find More Information About The Companies?

A:
You can find more information about Heartland under "Information about Heartland" and from the various sources described under "Where You Can Find More Information." You can find more information about Signature under "Information about Signature."

SUMMARY
This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to understand fully the merger and the related transactions. In addition, we incorporate by reference into this proxy statement/prospectus important business and financial information about Heartland. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" on page 59. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.
Our Companies (Pages 45 to 49).
Signature
Signature is a bank holding company located in Minnetonka, Minnesota which holds all of the shares of capital stock of Signature Bank, a Minnesota state non‑member bank with one office in Minnetonka, Minnesota. Signature Bank specializes in commercial, real estate and private banking for individuals and small‑ to mid‑size businesses. Substantially all of its operations are focused on serving the Twin Cities seven‑county metropolitan area. As of September 30, 2017, Signature Bank had approximately $390 million in total assets, net loans of $329 million, total deposits of $339 million and shareholders’ equity of $38 million.
Signature’s principal executive office is located at 9800 Bren Road East, Suite 200, Minnetonka, Minnesota 55343, and its phone number is (952) 936‑7800.
Heartland
Heartland is a publicly-held, multi-bank bank holding company headquartered in Dubuque, Iowa with 10 bank subsidiaries in the States of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Missouri, Kansas, Texas and California. Together, Heartland’s banking subsidiaries operated a total of 117 banking locations as of October 13, 2017. Heartland also has an active consumer finance subsidiary with offices in Iowa, Illinois and Wisconsin. Heartland was formed as an Iowa corporation in 1981, and reincorporated in Delaware in 1993. Heartland has a bank subsidiary, Minnesota Bank & Trust ("MB&T"), which has served customers in the Twin Cities market since 2008.
At September 30, 2017, Heartland had total assets of $9.76 billion, total loans held to maturity of $6.37 billion, total deposits of $8.23 billion and common stockholders’ equity of $980.7 million.
On December 12, 2017, Heartland entered into an agreement and plan of merger providing for the acquisition by Heartland of First Bank Lubbock Bancshares, Inc. ("FBLB"). As a result of the merger of FBLB with and into Heartland, FBLB’s Texas state banking subsidiary, FirstBank & Trust Company ("FB&T"), will become a wholly-owned subsidiary of Heartland. FB&T is a commercial and retail bank headquartered in Lubbock, Texas. As of September 30, 2017, FB&T had approximately $930 million in total assets, $652 million in net loans outstanding and $824 million in deposits. FB&T serves Lubbock and its surrounding communities from eight full-service banking centers located throughout West Texas. In addition, FB&T offers mortgage lending services from eight offices located throughout Texas through its wholly-owned subsidiary, PrimeWest Mortgage Corporation. See "Information About Heartland-Recent Development" on page 48.
Heartland’s principal executive office is located at 1398 Central Avenue, Dubuque, Iowa 52001, and its telephone number is (563) 589‑2100.
Signature Will be Merged into Heartland (Page 36).
We encourage you to read the merger agreement, which is attached as Appendix A to this proxy statement/prospectus. The merger agreement provides that Signature will be merged with and into Heartland. Heartland will survive the merger, and the separate corporate existence of Signature will cease. Immediately after the merger, Signature Bank will be merged with and into MB&T, and the combined organization will operate under the "Minnesota Bank & Trust" brand name (the "surviving bank").

What You Will Receive in the Merger (Pages 37 to 38).
Signature Common Stock
You will receive merger consideration of $0.335 in cash and 0.061 shares of Heartland common stock per share of Signature common stock, subject to certain adjustments described below.
The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. However, if the price of Heartland common stock drops below certain levels, as described under the caption "The Merger Agreement - Termination," Signature may exercise a "walk-away" right to terminate the merger agreement unless Heartland increases the exchange ratio or cash component of the merger consideration by exercising a "top-up" option.
The cash component of the merger consideration is subject to certain adjustments. If Signature's Adjusted Tangible Common Equity (as defined on page 37) is less than $27.125 million on the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the "determination date"), then the cash component of the merger consideration will be reduced by an amount equal to (a) the amount by which Signature's Adjusted Tangible Common Equity is below $27.125 million, divided by (b) the number of outstanding shares of Signature common stock on the closing date of the merger. If Signature's Adjusted Tangible Common Equity is greater than $27.350 million on the determination date, the cash component of the merger consideration will be increased by an amount equal to (x) the lesser of (A) $1.5 million and (B) the amount by which Signature's Adjusted Tangible Common Equity is above $27.350 million, divided by (y) the number of outstanding shares of Signature common stock on the closing date of the merger.
Based on the closing price of a share of Heartland common stock as of November 10, 2017 of $47.30, the last trading date before the merger agreement was executed, the aggregate merger consideration was valued at approximately $53.4 million (including the consideration to be paid in exchange for the termination of Signature stock options) or $3.22 per share of Signature common stock. Based on the price of a share of Heartland common stock as of January 11, 2018 of $54.55, the last practicable trading date before the date of this proxy statement/prospectus, the aggregate merger consideration was valued at approximately $60.1 million (including the consideration to be paid in exchange for the termination of Signature’s stock options) or $3.66 per share of Signature common stock. These valuations assume no adjustments based on Signature's Adjusted Tangible Common Equity, and that the number of Signature stock options outstanding as of those dates will remain outstanding as of the closing date of the merger. Heartland common stock is listed on the Nasdaq Global Select Market under the symbol "HTLF." Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of Signature will fluctuate prior to the merger, the value of the actual consideration you will receive may be different from the amounts described above.
Signature Stock Options
At the effective time of the merger, each option to purchase shares of Signature common stock that is outstanding, vested and unexercised immediately prior to the effective time will be canceled in exchange for the right to receive from Heartland, less any applicable withholding taxes, either a single lump sum cash payment or shares of Heartland, common stock with a value equal to the product of (a) the number of shares of Signature common stock subject to such stock option, and (b) the excess of $3.35 over the exercise price per share of such stock option. Each option holder may elect to receive either a single lump sum cash payment or shares of Heartland common stock for all of their options, but not a mix of both. If an option holder elects to receive shares of Heartland common stock, the shares would be valued based on the closing sale price of a share of Heartland common stock on the last trading day immediately preceding the closing date as quoted on the Nasdaq Global Select Market.
Signature's board of directors unanimously recommends that you vote "FOR" the approval and adoption of the merger agreement (Pages 23 to 24)
The board of directors of Signature believes that the merger is in the best interests of Signature and its shareholders and has unanimously approved the merger agreement. For the factors considered by the Signature board of directors in reaching its decision to approve the merger agreement, see the section entitled "Background and Reasons for the Merger-Signature’s Reasons for the Merger."
Signature’s Financial Advisor Has Provided an Opinion to the Signature Board of Directors as to the Fairness to Holders of Signature Common Stock of the Merger Consideration, from a Financial Point of View, to be paid to Holders of Signature Common Stock (Pages 24 to 29).

In deciding to approve the merger, the board of directors of Signature considered the opinion of its financial advisor, Sheshunoff & Co. Investment Banking, L.P. ("Sheshunoff"). On November 8, 2017, the board of directors of Signature received a written opinion from Sheshunoff to the effect that, as of November 8, 2017 and based upon and subject to the assumptions, qualifications and limitations described in the opinion, the consideration to be paid pursuant to the merger agreement to the holders of Signature common stock was fair, from a financial point of view, to such holders of Signature common stock. A copy of this opinion is attached to this proxy statement/prospectus as Appendix C. Signature shareholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Sheshunoff in providing its opinion.
Certain Executive Officers and Directors Have Financial Interests in the Merger (Pages 30 to 31).
Certain officers and directors of Signature have interests in the merger that are in addition to or different from their interests as Signature shareholders. Upon completion of the merger, Signature Bank’s Chairman and President, Kenneth D. Brooks, and its Executive Vice President, Leif E. Syverson, will become employees of MB&T. They have entered into employment agreements with Heartland, Signature and MB&T that will supersede their existing employment agreements with Signature Bank. Michele L. Boeder, the Senior Vice President, Chief Operating Officer and Chief Financial Officer of Signature Bank, has an existing change in control agreement with Signature Bank which provides that if her employment is terminated other than for cause within two years following the merger, she will be paid severance. Messrs. Brooks and Syverson and Ms. Boeder also will receive cash bonuses of $240,000, $160,000 and $50,000, respectively, contingent on their diligent assistance with the merger and their continued employment with MB&T as of the closing date of the merger. They and other members of management hold unvested stock options that will become fully vested immediately before the merger. In addition, upon completion of the merger, current Signature Bank directors Daniel Dryer, John Berg, Eugene Storms Randy Morgan, and Messrs. Brooks and Syverson will be appointed to the board of MB&T. Heartland will, on behalf of Signature, pay off all of the principal and interest outstanding as of the effective time of the merger with respect to the subordinated debentures due October 30, 2020 and August 31, 2021, including $1,862,800 principal amount of subordinated debentures held by the current Signature Bank directors listed above, their family members and affiliates.
The Signature board of directors was aware of these interests and considered them in approving the merger agreement and the merger.
Regulatory Approvals We Must Obtain for the Merger (Page 31).
Signature Bank will be merged with and into MB&T, and the combined organization will operate under the "Minnesota Bank & Trust" brand name. We cannot complete this bank merger unless we file applications with the FDIC and the MDC, and these applications are approved. We are relying on the application process with the FDIC for an exemption from a requirement to file an application and obtain the prior approval of the Board of Governors of the Federal Reserve System for the merger. If the FDIC approves the bank merger, we are required to wait from 15 to 30 days before we can complete the bank merger, during which time the U.S. Department of Justice can challenge the merger on antitrust grounds. We will not be able to complete the merger of Signature into Heartland until we receive regulatory approval for the bank merger and these time periods have expired.
Although we currently believe Heartland and Signature should be able to obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if they are obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger.
Completion of the Merger is Subject to Satisfying Several Conditions (Pages 39 to 40).
Mutual Conditions to Completion of the Merger
Signature's and Heartland’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain mutual conditions, including:

•	the approval and adoption of the merger agreement by Signature shareholders;

•	no prohibitive change in laws;

•	the receipt of the required state and federal regulatory approvals;

•	the absence of any injunction or order, or any law or regulation, that would impair the merger;

•	the effectiveness of the registration statement for the issuance of Heartland common stock in exchange for Signature common stock;

•	the truth and correctness of the other party’s representations and warranties, subject to the applicable standard of materiality in the merger agreement;

•	the other party’s performance in all material respects of all of the obligations required to be performed by it under the merger agreement; and

•	neither party will have terminated the merger agreement as permitted by its terms.

Signature Conditions to Completion of the Merger
Signature's obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	no change of control of Heartland; and

•
the receipt by Signature of a legal opinion from its counsel that the merger will qualify as a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

Heartland Conditions to Completion of the Merger
Heartland's obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the total number of dissenting shares cannot be more than 10% of the number of outstanding shares of Signature common stock;

•	the receipt of certain consents and waivers from third parties;

•
Signature will have furnished to Heartland the Indemnification Waiver Agreement executed by Kenneth D. Brooks and Leif E. Syverson as the Trustees of the Signature Bancshares, Inc. Employee Stock Ownership Plan and Trust dated March 31, 2015 (the "KSOP"), pursuant to which the KSOP Trustees will waive any rights to indemnification from the surviving bank, Heartland or any of their affiliates;

•
Signature will have furnished to Heartland copies of the KSOP Trustees’ Certificate executed by Kenneth D. Brooks and Leif E. Syverson stating, among other things, that the terms and conditions of the merger agreement, taken as a whole, are fair to and in the best interest of the KSOP from a financial point of view;

•
No person other than the Signature shareholders and the Signature option holders will have asserted that they are the owners of, or have the right to acquire, any capital stock in either Signature or Signature Bank, or are entitled to any merger consideration;

•	the employment agreement dated November 13, 2017, among Heartland, Signature, MB&T and Kenneth D. Brooks, the Chairman and President of Signature Bank, will be in full force and effect;

•	the employment agreement dated November 13, 2017, among Heartland, Signature, MB&T and Leif E. Syverson, the Executive Vice President of Signature Bank, will be in full force and effect; and

•
Signature will have delivered to Heartland on or prior to the second business day prior to the closing date a payoff letter from each lender or holder of any closing date indebtedness evidencing the aggregate amount of such indebtedness outstanding as of the closing date and including a customary statement that if such aggregate amount is paid on the closing date, such indebtedness will be repaid in full and all liens securing such closing date indebtedness may thereafter be automatically released and terminated.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
When We Can Terminate the Merger Agreement (Pages 41 to 42).
In addition, either Heartland or Signature may decide to terminate the merger agreement in various circumstances, including the following:

•	if there is a law or governmental order that prohibits the merger;

•	if a governmental entity has denied the approval of the merger on a final and non-appealable basis;

•	if holders of a majority of the issued and outstanding shares of the Signature common stock fail to approve the merger at the special meeting;

•	if the merger has not been completed by June 30, 2018, unless the party seeking to terminate the agreement has failed to comply fully with its obligations under the merger agreement;

•
if the other party has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given; or

•	if the satisfaction of any closing condition by the other party is or becomes impossible.

Signature may terminate the merger agreement pursuant to a "walk-away" right at any time within five business days after the determination date, if both of the following conditions are met:

•
the volume weighted average closing price of Heartland common stock during the 15 trading days ending on, and including, the trading day immediately preceding the 10th day prior to the determination date (the "Heartland determination date stock price") is below $40.21 and

•
the ratio of the Heartland determination date stock price to $47.30, the closing price of Heartland common stock on the trading day immediately prior to the date of the merger agreement, is less than the ratio of the average daily closing value of the KBW Nasdaq Regional Banking Index (^KRX) (the "Index") during the same time period used to calculate the Heartland determination date stock price, to the closing value of the Index on the trading day immediately prior to the date of the merger agreement, after subtracting 0.15 from the second ratio.

However, Signature's written notice to terminate the merger agreement will have no force and effect if Heartland exercises its "top-up" option and agrees in writing within five business days to increase the original exchange ratio to an amount equal to:

•	the original exchange ratio (0.061 shares of Heartland common stock for each share of Signature common stock), divided by the Heartland determination date stock price, and

•	multiplied by $40.21.

Alternatively, Heartland may retain the original exchange ratio, and increase cash consideration so that Signature shareholders are entitled to receive the same value for each share of Signature common stock as the holder would have received had the original exchange ratio been increased, as described above. Because the "walk-away" formula is dependent on the future price of Heartland common stock and the Index, it is not possible to determine what the adjusted merger consideration would be at this time, but, in general, more cash or more shares of Heartland common stock would be issued to take into account the extent to which the decline in the average price of Heartland's common stock exceeded the decline in the average price of the common stock of the Index group.
In certain events of termination, where a party has materially breached its obligations under the merger agreement, and the breach cannot be cured in a 30-day period, or where the merger agreement has not been adopted by the requisite vote of the Signature shareholders, the breaching party must reimburse the other party for out-of-pocket expenses not to exceed $750,000 in the aggregate.
In lieu of Heartland’s out-of-pocket expenses, Signature must pay a termination fee of $2.4 million in cash if the merger agreement is terminated:

•	by Signature because it has determined to enter into an agreement with another acquirer that has submitted a superior proposal;

•
by Heartland if Signature has breached its obligation to call a meeting of shareholders and to recommend that its shareholders adopt the merger agreement at such meeting, or Signature has breached the restrictions against solicitation of a superior proposal; or

•	by Heartland if Signature shareholders do not approve the merger.

You have Dissenters' Rights under the Minnesota Corporation Law (Pages 35 to 36).
Pursuant to Section 302A.471 of the Minnesota Business Corporation Act (the "MBCA"), holders of Signature common stock who determine to dissent from, and do not vote in favor of, the merger may elect to have the "fair value" of their shares of Signature common stock paid to them if the merger is completed and if they comply with the requirements of Section 302A.473 of the MBCA, a copy of which is attached as Appendix B. See "Background and Reasons for the Merger-Notice of Dissenters’ Rights."
Signature Special Meeting (Pages 18 to 19).
The Signature special meeting of shareholders will be held at Signature's executive office located at 9800 Bren Road East, Suite 200, Minnetonka, Minnesota 55343, at 5:30 p.m. local time, on February 20, 2018. At the Signature special meeting, holders of Signature common stock will be asked:

•	to approve and adopt the merger agreement; or

•	to approve the adjournment of the Signature special meeting, if necessary or appropriate.
Record Date
Signature shareholders may cast one vote at the Signature special meeting for each share of Signature common stock owned at the close of business on January 11, 2018. At that date, there were 15,122,729.08 shares of Signature common stock entitled to be voted at the Signature special meeting.
Required Vote
The holders of a majority of issued and outstanding shares of Signature common stock must vote in favor of the approval and adoption of the merger agreement, in order to approve and adopt the merger agreement. A Signature shareholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the approval and adoption of the merger agreement. As of the record date of the special meeting, Signature directors, executive officers and their affiliates held 41.8% of the outstanding shares of Signature common stock.
Shareholder Voting Agreement and KSOP Pass-Through Voting Instruction Agreement
Certain shareholders of Signature have agreed to vote their shares in favor of the merger and the merger agreement, or have directed that shares in their KSOP accounts be voted in favor of the merger and the merger agreement. These shareholders have the right to vote, or direct the voting of, 38.7% of the shares of Signature common stock outstanding as of the record date.
United States Federal Income Tax Consequences (Pages 32 to 34).
The merger is intended to qualify as a reorganization under section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and the obligation of Signature to complete the merger is subject to the receipt of the opinion of Winthrop & Weinstine, P.A., tax counsel to Signature, that the merger will qualify as a “reorganization” under Section 368(a)(1)(A) of the Code. Signature does not currently intend to waive this opinion condition to its obligation to complete the merger.
Assuming the merger is consummated in accordance with the terms and conditions of the merger agreement, without any waiver of those terms and conditions, and further assuming the accuracy at the effective time of certain assumptions and representations as to factual matters, the merger will qualify as a reorganization under Section 368(a)(1)(A) of the Code. Accordingly, U.S. Holders (as defined in the section titled “The Merger-Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 32) will not recognize gain or loss for U.S. federal income tax purposes on the exchange of their Signature common stock for Heartland common stock. U.S. Holders will recognize gain, but not loss (other than possibly with respect to any cash received in lieu of fractional shares), with respect to cash received in the merger, including any cash received in lieu of fractional shares.
Signature shareholders should consult their own tax advisors regarding the tax consequences of the merger to them in light of their particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the effect of any proposed changes in the tax laws to them.

Comparative Per Share Data
The following table presents comparative historical per share data of Heartland and Signature and unaudited pro forma per share data that reflect the combination of Heartland and Signature using the purchase method of accounting.
The information listed as "equivalent pro forma" was obtained by multiplying the pro forma amounts by a fixed exchange ratio of 0.061, assuming no exercise by Heartland of its "top-up" option if Signature notifies Heartland that Signature is implementing its "walk-away" right.
We expect that we will incur merger and integration charges as a result of combining our companies. We also anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect these expenses or benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have actually been had our companies been combined as of the dates or for the periods presented.

	As of and for the Nine Months Ended September 30, 2017				As of and for the Year Ended December 31, 2016
	Heartland	Signature	Pro Forma Combined	Equivalent Pro Forma	Heartland	Signature	Pro Forma Combined	Equivalent Pro Forma
Net income per share
Basic	$2.23	$0.28	$2.31	$0.14	$3.26	$0.36	$3.35	$0.20
Diluted	$2.21	$0.26	$2.28	$0.14	$3.22	$0.33	$3.30	$0.20
Dividends per common share	$0.33	$0.11	$0.38	$0.02	$0.50	$0.17	$0.59	$0.04
Book value per common share	$32.75	$1.92	$32.71	$2.00	$28.31	$1.71	$28.31	$1.73

Market Price Information
Heartland common stock is quoted on the Nasdaq Global Select Market under the symbol "HTLF." Signature common stock is not publicly-traded. The following table sets forth the closing sale prices per share of Heartland common stock on November 10, 2017, the last trading day before we executed the merger agreement, and on January 11, 2018, the last practicable trading day before the distribution of this proxy statement/prospectus.

	Closing Sale Price
	Heartland Common Stock	Signature Common Stock	Equivalent Price per Share of Heartland Common Stock
November 10, 2017	$47.30	— (1)	$2.89
January 11, 2018	$54.55	— (1)	$3.33
____________________
(1) There is no active trading market for Signature common stock.

The "Equivalent Price per Share of Heartland Common Stock" at each specified date in the above table represents the product of the closing sales price of a share of Heartland common stock on that date multiplied by the fixed exchange ratio of 0.061, which is the number of shares of Heartland common stock that a Signature shareholder would receive for each share of Signature common stock assuming no exercise by Heartland of its "top-up" option if Signature notifies Heartland that Signature is implementing its "walk-away" right. Shareholders should obtain current market price quotations for shares of Heartland common stock prior to making any decisions with respect to the merger.
The market price of Heartland common stock will likely fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed and after the merger. Because the market price of Heartland common stock is subject to fluctuations, the value of the shares of Heartland common stock Signature shareholders will receive in the merger may increase or decrease prior to and after the merger.
By voting to approve the merger agreement and the transactions it contemplates, holders of Signature common stock will be choosing to invest in Heartland because they will receive Heartland common stock in exchange for their shares of Signature stock. An investment in Heartland’s common stock involves significant risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in "Forward-Looking Statements" beginning on page 17, Signature shareholders should carefully consider the matters described below in "Risk Factors" beginning on page 15 when determining whether to approve the merger agreement and the transactions it contemplates.
Historical Market Prices and Dividend Information
Heartland. The following table sets forth, for the calendar quarter indicated, the high and low intraday sales prices per share of Heartland common stock, as reported on the Nasdaq Global Select Market, and the dividends paid per share of Heartland common stock:

Calendar Quarter	High	Low	Dividends
2016
First	$32.44	$25.95	$0.10
Second	35.96	29.58	0.10
Third	37.90	33.50	0.10
Fourth	49.15	35.30	0.20
2017
First	$51.70	$44.55	$0.11
Second	52.65	44.15	0.11
Third	50.10	42.10	0.11
Fourth	56.40	46.50	0.18
2018
First (Through January 11, 2018)	$54.80	$51.85	$—
The timing and amount of future dividends on shares of Heartland common stock will depend upon earnings, cash requirements, the financial condition of Heartland and its subsidiaries, applicable government regulations and other factors deemed relevant by Heartland’s board of directors.

Signature. There is no active trading market for shares of Signature common stock. Signature has financed a portion of its capital needs through the issuance between September 2014 and September 2015 of $5,850,000 in principal amount of subordinated debentures maturing between October 30, 2020 and August 31, 2021, with an interest rate of 6.50% per annum on $750,000 in principal amount and an interest rate of 6.00% per annum on $5,100,000 in principal amount.
The following table sets forth, for the calendar quarter indicated, the dividends paid per share of Signature common stock:

Calendar Quarter	Dividends(1)
2016
First	$0.04
Second	0.04
Third	0.05
Fourth	0.03
2017
First	$0.04
Second	0.03
Third	0.04
Fourth	0.06
2018
First (Through January 11, 2018)	—
____________________
(1) Signature is taxed as an S corporation under the Code. As a result, certain amounts paid represent distributions to Signature shareholders to pay taxes resulting from allocations of income to such shareholders by Signature.

HEARTLAND SELECTED CONSOLIDATED FINANCIAL DATA
The summary selected consolidated financial data of Heartland presented below as of and for each of the years in the five-year period ended December 31, 2016, is derived from Heartland’s audited historical consolidated financial statements. The summary selected consolidated financial data presented below as of and for the nine-month periods ended September 30, 2017 and 2016 are derived from Heartland's unaudited interim consolidated financial statements. This information is only a summary and should be read in conjunction with the consolidated financial statements and the notes thereto incorporated by reference into this proxy statement/prospectus from Heartland’s Annual Report on Form 10‑K for the fiscal year ended December 31, 2016, and its Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2017. The historical results presented below, included elsewhere or incorporated by reference into this proxy statement/prospectus are not necessarily indicative of the future performance of Heartland.

	As of and for the Nine Months Ended September 30, (Unaudited)		As of and for the Years Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Statement of Income Data
Interest income	$261,590	$243,702	$326,479	$265,968	$237,042	$199,511	$189,338
Interest expense	24,138	24,196	31,813	31,970	33,969	35,683	39,182
Net interest income	237,452	219,506	294,666	233,998	203,073	163,828	150,156
Provision for loan losses	10,235	9,513	11,694	12,697	14,501	9,697	8,202
Net interest income after provision for loan losses	227,217	209,993	282,972	221,301	188,572	154,131	141,954
Noninterest income	76,494	89,146	113,601	110,685	82,224	89,618	108,662
Noninterest expenses	219,797	209,756	279,668	251,046	215,800	196,561	183,381
Income taxes	22,314	28,196	36,556	20,898	13,096	10,335	17,384
Net income	61,600	61,187	80,349	60,042	41,900	36,853	49,851
Net income available to noncontrolling interest, net of tax	—	—	—	—	—	(64)	(59)
Net income attributable to Heartland	61,600	61,187	80,349	60,042	41,900	36,789	49,792
Preferred dividends and discount	(45)	(273)	(292)	(817)	(817)	(1,093)	(3,400)
Interest expense on convertible debt	12	48	51	—	—	—	—
Net income available to common stockholders	$61,567	$60,962	$80,108	$59,225	$41,083	$35,696	$46,392

Per Common Share Data
Net income-diluted	$2.21	$2.48	$3.22	$2.83	$2.19	$2.04	$2.77
Cash dividends	$0.33	$0.30	$0.50	$0.45	$0.40	$0.40	$0.50
Dividend payout ratio	14.93%	12.10%	15.53%	15.90%	18.26%	19.61%	18.05%
Common stockholders’ equity (book value) per share (GAAP)	$32.75	$28.48	$28.31	$25.92	$22.40	$19.44	$19.02
Tangible book value per common share (non-GAAP)(1)	$23.61	$22.34	$22.55	$20.57	$19.99	$16.90	$17.03
Weighted average shares outstanding- diluted	27,833,924	24,580,897	24,873,430	20,929,385	18,741,921	17,460,066	16,768,602
________________________

(1)
Tangible book value per common share is total common stockholders' equity less goodwill and core deposit intangibles and customer relationship intangibles, net, divided by common shares outstanding, net of treasury shares. This amount is not a financial measure determined in accordance with United States generally accepted accounting principles ("GAAP") but has been included as it is considered to be a critical metric with which to analyze and evaluate the financial condition and capital strength of Heartland. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See Reconciliation of Tangible Book Value Per Common Share (non-GAAP) on page 14

	As of and for the Nine Months Ended September 30, (Unaudited)		As of and for the Years Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Balance Sheet Data
Investments	$2,372,916	$1,943,080	$2,131,086	$1,878,994	$1,706,953	$1,895,044	$1,561,957
Loans held for sale	35,795	78,317	61,261	74,783	70,514	46,665	96,165
Total loans receivable(1)	6,373,415	5,438,715	5,351,719	5,001,486	3,878,003	3,502,701	2,828,802
Allowance for loan losses	54,885	54,653	54,324	48,685	41,449	41,685	38,715
Total assets	9,755,627	8,202,215	8,247,079	7,694,754	6,051,812	5,923,716	4,990,553
Total deposits	8,231,884	6,912,693	6,847,411	6,405,823	4,768,022	4,666,499	3,845,660
Long‑term obligations	301,473	294,493	288,534	263,214	395,705	350,109	389,025
Preferred equity	938	1,357	1,357	81,698	81,698	81,698	81,698
Common stockholders’ equity	980,746	703,031	739,559	581,475	414,619	357,762	320,107
Earnings Performance Data
Return on average total assets	0.94%	1.00%	0.98%	0.88%	0.70%	0.70%	1.04%
Return on average common stockholders' equity	9.88%	12.28%	11.80%	11.92%	10.62%	10.87%	15.78%
Annualized net interest margin (GAAP)	4.00%	3.98%	3.95%	3.80%	3.77%	3.58%	3.79%
Annualized net interest margin, fully tax- equivalent (non-GAAP)(2)	4.19%	4.15%	4.13%	3.97%	3.96%	3.78%	3.98%
Asset Quality Ratios
Nonperforming assets to total assets	0.82%	0.85%	0.91%	0.67%	0.74%	1.23%	1.59%
Nonperforming loans to total loans	1.03%	1.06%	1.20%	0.79%	0.65%	1.21%	1.53%
Net loan charge-offs to average loans	0.23%	0.09%	0.11%	0.12%	0.39%	0.22%	0.23%
Allowance for loan losses to total loans	0.86%	1.00%	1.02%	0.97%	1.07%	1.19%	1.37%
Allowance for loan losses to nonperforming loans	83.41%	94.39%	84.37%	122.77%	165.33%	98.27%	89.71%
Consolidated Capital Ratios
Average equity to average assets	9.54%	8.45%	8.53%	8.55%	8.00%	8.09%	8.47%
Average common equity to average assets	9.53%	8.15%	8.31%	7.35%	6.60%	6.46%	6.58%
Total capital to risk-adjusted assets	13.58%	12.85%	14.01%	13.74%	15.73%	14.69%	15.35%
Tier 1 capital	11.84%	10.79%	11.93%	11.56%	12.95%	13.19%	13.36%
Common Equity Tier 1(3)	10.01%	8.97%	10.09%	8.23%	—	—	—
Tier 1 leverage	9.48%	8.59%	9.28%	9.58%	9.75%	9.67%	9.84%
________________________

(1)	Excludes loans held for sale.

(2)
Computed on a fully tax-equivalent basis using an effective tax rate of 35%. Annualized net interest margin, fully tax-equivalent, is a non-GAAP measure, which adjusts net interest income for the tax-favored status of certain loans and securities. Management of Heartland believes this measure enhances the comparability of net interest income arising from taxable and tax-exempt sources. This measure should not be considered a substitute for operating results determined in accordance with GAAP. See Reconciliation of Annualized Net Interest Margin, Fully Tax-Equivalent (non-GAAP) on page 14.

(3)	Prior to the adoption of Basel III requirements effective January 1, 2015, the common equity tier 1 capital ratio was not a capital standard required by bank regulatory agencies.

Non-GAAP Financial Measures

	As of and for the Nine Months Ended September 30, (Unaudited)		As of and for the Years Ended December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012
Reconciliation of Tangible Book Value Per Common Share (non-GAAP)
Common stockholders’ equity (GAAP)	$980,746	$703,031	$739,559	$581,475	$414,619	$357,762	$320,107
Less goodwill	236,615	127,699	127,699	97,852	35,583	35,583	30,627
Less core deposit intangibles and customer relationship intangibles, net	37,028	23,922	22,775	22,019	8,947	11,171	2,833
Tangible common stockholders’ equity (non-GAAP)	$707,103	$551,410	$589,085	$461,604	$370,089	$311,008	$286,647
Common shares outstanding	29,946,069	24,681,380	26,119,929	22,435,693	18,511,125	18,399,156	16,827,835
Common stockholders’ equity (book value) per share (GAAP)	$32.75	$28.48	$28.31	$25.92	$22.40	$19.44	$19.02
Tangible book value per common share (non-GAAP)	$23.61	$22.34	$22.55	$20.57	$19.99	$16.90	$17.03

	As of and for the Nine Months Ended September 30, (Unaudited)		As of and for the Years Ended December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012
Reconciliation of Annualized Net Interest Margin, Fully Tax-Equivalent (non-GAAP)
Net interest income (GAAP)	$237,452	$219,506	$294,666	$233,998	$203,073	$163,826	$150,156
Plus tax-equivalent adjustment(1)	11,581	9,408	12,919	10,216	10,298	9,467	7,398
Net interest income, fully tax-equivalent (non-GAAP)	249,033	228,914	$307,585	$244,214	$213,371	$173,293	$157,554
Average earning assets	$7,942,810	$7,368,856	$7,455,217	$6,152,090	$5,384,275	$4,582,296	$3,962,268
Net interest margin (GAAP)	4.00%	3.98%	3.95%	3.80%	3.77%	3.58%	3.79%
Net interest margin, fully tax-equivalent (non- GAAP)	4.19%	4.15%	4.13%	3.97%	3.96%	3.78%	3.98%
________________________

(1)	Computed on a tax-equivalent basis using an effective tax rate of 35%.

RISK FACTORS
By voting in favor of the merger, you will be choosing to invest in Heartland’s common stock. In addition to the information contained elsewhere in this proxy statement/prospectus or incorporated in this proxy statement/prospectus by reference, as a shareholder of Signature, you should carefully consider the following factors in making your decision as to how to vote on the merger.
Risks Relating to the Merger
The cash component of the merger consideration is subject to changes in the Adjusted Tangible Common Equity of Signature.
The amount of cash that will be paid in the merger is dependent upon the Adjusted Tangible Common Equity of Signature as of the determination date and will be reduced to the extent that Adjusted Tangible Common Equity is less than $27.125 million. Changes in Adjusted Tangible Common Equity may result from higher loan loss provisions, ordinary business conditions that impact the net interest and non-interest income of Signature, or more general market and economic conditions that impact Signature operations.
Absent an exercise by Signature of its "walk-away" right and a subsequent "top-up" election by Heartland, the exchange ratio used to determine the stock consideration in the merger will be 0.061 shares of Heartland common stock for each share of Signature common stock, and the exchange ratio will not fluctuate due to changes in the market value of Heartland common stock before the completion of the merger, regardless of how significant such changes might be.
Upon completion of the merger, each share of Signature common stock will be converted into the right to receive, subject to certain adjustments as set forth in the merger agreement: (i) 0.061 shares of Heartland common stock, and (ii) $0.335 in cash. The exchange ratio used to determine the stock consideration will not increase based on fluctuations in the market price of Heartland common stock regardless of how far the price of Heartland common stock falls, except if the price of Heartland common stock falls below certain levels, and Signature invokes its "walk away" right. Heartland may subsequently exercise its right to "top-up" the exchange ratio or the cash consideration to void the "walk away" right as described in the section entitled "The Merger Agreement-Termination." The market value of Heartland common stock has varied since Heartland and Signature entered into the merger agreement and will continue to vary in the future due to changes in the business, operations or prospects of Heartland, market assessments of the merger, regulatory considerations, market and economic considerations, and other factors both within and beyond the control of Heartland. Therefore, at the time of the Signature special meeting, Signature’s shareholders will not know or be able to calculate the market value of the Heartland common stock they will receive upon completion of the merger.
Because Signature's Adjusted Tangible Common Equity and the market price of Heartland common stock may fluctuate, a Signature shareholder or option holder cannot be sure of the value of the merger consideration.
The cash component of the merger consideration may fluctuate depending upon Signature's final Adjusted Tangible Common Equity. Although the exchange ratio for the stock component of the merger consideration is fixed, changes in the trading price of Heartland common stock may impact the value of the merger consideration. Changes in the trading price of Heartland common stock result from a variety of factors, including changes in Heartland’s business, operations and prospects, and regulatory considerations. You will not know when you vote or decide whether to exercise dissenters' rights the exact value of the shares of Heartland common stock or the amount of cash that you will receive in the merger. You are urged to obtain current market quotations for Heartland common stock and to consult with your financial advisors before you vote or decide to exercise dissenters’ rights.
The interests of certain officers and directors of Signature may be different from those of other shareholders.
Certain officers and directors of Signature have interests in the merger that are in addition to or different from their interests as Signature shareholders. Upon completion of the merger, Signature Bank’s Chairman and President, Kenneth D. Brooks, and its Executive Vice President, Leif E. Syverson, will become employees of MB&T. They have entered into employment agreements with Heartland, Signature and MB&T that will supersede their existing employment agreements with Signature Bank. Michele L. Boeder, the Senior Vice President, Chief Operating Officer and Chief Financial Officer of Signature Bank, has an existing change in control agreement with Signature Bank which provides that if her employment is terminated other than for cause within two years following the merger, she will be paid severance. Messrs. Brooks and Syverson and Ms. Boeder also will receive cash bonuses of $240,000, $160,000 and $50,000, respectively, contingent on their diligent assistance with the merger and their continued employment with MB&T as of the closing date of the merger. They and other members of management hold unvested stock options that will become fully vested immediately before the merger. In addition, upon completion of the merger, current Signature Bank directors Daniel Dryer, John Berg, Eugene Storms, Randy Morgan, and Messrs. Brooks and Syverson will be appointed to the board of MB&T. Heartland will, on behalf of Signature, pay off all of the principal and interest outstanding as of the effective time of the merger with respect to the subordinated debentures due October 30, 2020 and August 31, 2021, including $1,862,800 principal amount of subordinated debentures held by the current Signature Bank directors listed above, their family members and affiliates.
These interests may cause Signature’s officers and directors to view the merger proposal differently than you may view it. The Board of Directors of Signature was aware of these interests at the time it approved the merger. See "Background and Reasons for the Merger-Certain Executive Officers and Directors Have Financial Interests in the Merger."
The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of Heartland common stock and the value of Signature common stock to decline.
Consummation of the merger is subject to customary conditions to closing in addition to the receipt of the required regulatory approvals and approval of Signature shareholders of the merger agreement. If any condition to the merger is not satisfied or waived, the merger will not be completed. In addition, Heartland and Signature may terminate the merger agreement under certain circumstances even if the merger agreement is approved by Signature shareholders, including if the merger has not been completed on or before June 30, 2018. If the merger is not completed, the trading price of Heartland common stock on the Nasdaq Global Select Market may decline to the extent that the current price reflects a market assumption that the merger will be completed, and the continued operations of Signature may be impaired because of costs, the departure of employees and customers, or other dislocation caused by the terminated merger. In addition, neither company would realize any of the expected benefits of having completed the merger. For more information on closing conditions to the merger agreement, see "The Merger Agreement-Conditions to Completion of the Merger" beginning on page 39.
The shares of Heartland common stock to be received by Signature shareholders as a result of the merger will have different rights than shares of Signature common stock.
Upon completion of the merger, Signature shareholders will become Heartland stockholders, and their rights as stockholders will be governed by the Delaware General Corporation Law (the "DGCL") and the Heartland certificate of incorporation and bylaws. The rights associated with Signature common stock are different from the rights associated with Heartland common stock. See "Comparison of Rights of Holders of Heartland Common Stock and Signature Common Stock" beginning on page 49.
Post-Merger Risks
Difficulties in combining the operations of Signature and Heartland may prevent the combined company from achieving the expected benefits from its acquisition.
The combination of Signature with Heartland may cause Heartland difficulty achieving fully the strategic objectives and operating efficiencies it hopes to achieve in the merger. The success of the merger will depend on a number of factors, including Heartland’s ability to:

•	integrate the operations of Signature Bank with the operations of MB&T;

•	maintain existing relationships with depositors so as to minimize withdrawals of deposits after the merger;

•	maintain and enhance existing relationships with borrowers;

•	control the incremental non-interest expense so as to maintain overall operating efficiencies;

•	retain and attract qualified personnel; and

•	compete effectively in the communities served by Signature and in nearby communities.

These factors could contribute to the combined company not achieving the expected benefits from the merger within the desired time frames, if at all.

Heartland, as the surviving company from the merger, and its stockholders, including the former shareholders of Signature, will be subjected to special risks if Heartland effects future acquisitions.
Heartland intends to continue to investigate strategic acquisitions of other bank holding companies and banks after the merger. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

•	potential exposure to liabilities of any banks or other businesses acquired;

•	the difficulty and expense of integrating the operations and personnel of any banks or other businesses acquired;

•	potential dilution of existing equity as a result of additional equity issuances as merger consideration;

•	possible increases in leverage resulting from borrowings needed to finance an acquisition or augment regulatory capital;

•	potential disruption to Heartland’s business;

•	potential diversion of the time and attention of Heartland’s management; and

•	impairment of relationships with and the possible loss of key employees and customers of any banks or other businesses acquired by Heartland.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this proxy statement/prospectus (and in documents to which we refer you in this proxy statement/prospectus) that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of Heartland after the merger is completed. When we use any of the words "believes," "expects," "anticipates," "plans," "intends," "estimates," "may," "will," "would," "could," "should" or similar expressions, we are making forward-looking statements. Many events or factors could affect the future financial results and performance of Heartland after the merger and could cause those results or performance to differ materially from those expressed in our forward-looking statements. These risks are described in detail in Heartland’s Annual Report on Form 10-K incorporated by reference into this proxy statement/prospectus. These risks include, but are not limited to, the following:

•
The strength of the U.S. economy in general and the strength of the local economies in which Heartland conducts its operations, which may be less favorable than expected and may result in, among other things, a deterioration in the credit quality and value of Heartland’s assets.

•	The economic impact of past and any future terrorist threats and attacks, acts of war or threats thereof, and the response of the United States to any such threats and attacks.

•	The effects of, and changes in, federal, state and local laws, regulations and policies affecting banking, taxes, securities, insurance and monetary and financial matters.

•	The effects of changes in interest rates (including the effects of changes in the rate of prepayment of assets) and the policies of the FRB.

•	Heartland’s ability to compete with other financial institutions as effectively as it currently intends due to increases in competitive pressures in the financial services sector.

•	Heartland’s ability to obtain new customers and to retain existing customers.

•	The timely development and acceptance of products and services, including products and services offered through alternative delivery channels such as the Internet.

•
Technological changes implemented by Heartland and by other parties, including third party vendors, which may be more difficult or more expensive than anticipated or which may have unforeseen consequences to Heartland and its customers.

•	Heartland’s ability to develop and maintain secure and reliable electronic delivery systems.

•
Heartland’s ability to retain key executives and employees, including executives and employees of Signature and Signature Bank, and the difficulty that Heartland may experience in replacing in an effective manner key executives and employees.

•	Consumer spending and saving habits that may change in a manner that adversely affects Heartland’s business.

•	Business combinations and the integration of acquired businesses that may be more difficult or expensive than expected.

•	Changes in accounting policies and practices, as may be adopted by state and federal regulatory agencies and the Financial Accounting Standards Board.

•	Other factors discussed in, or incorporated by reference in, the "Risk Factors" section of this proxy statement/prospectus.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

Any forward-looking earnings estimates included in this proxy statement/prospectus have not been examined or compiled by our independent registered public accounting firm, nor has our independent registered public accounting firm applied any procedures to these estimates. Accordingly, neither Heartland’s nor Signature’s independent registered public accounting firm expresses any opinion or any other form of assurance on them. The forward-looking statements included in this proxy statement/prospectus are made only as of the date of this proxy statement/prospectus, and we undertake no obligation to update any statement in light of new information or future events. Further information concerning Heartland and its business, including additional factors that could materially affect Heartland’s financial results, is included in Heartland’s filings with the SEC. See "Where You Can Find More Information" on page 59.
THE SIGNATURE SPECIAL MEETING
Date, Time and Place

The Signature special meeting will be held at Signature's executive office located at 9800 Bren Road East, Suite 200, Minnetonka, Minnesota 55343, at 5:30 p.m. local time, on February 20, 2018.

Matters to be Considered

At the Signature Special Meeting, holders of Signature common stock will be asked to:

•	approve and adopt the merger agreement; and

•	approve the adjournment of the Signature special meeting, if necessary or appropriate.

Proxies

You should complete and return the proxy form accompanying this proxy statement/prospectus to ensure that your vote is counted at the Signature special meeting, regardless of whether you plan to attend the Signature special meeting. If your shares of Signature common stock are held in nominee or "street name," you will receive separate voting instructions from your broker or nominee with your proxy materials. You can revoke the proxy at any time before the vote is taken at the Signature special meeting. Your presence at the meeting will not automatically revoke your proxy. You may revoke your proxy at any time prior to the voting of such proxy on any matter (without, however, affecting any vote taken prior to such revocation) by (i) filing with the Secretary of Signature a written notice of revocation, (ii) delivering to Signature a duly executed proxy bearing a later date, or (iii) attending the meeting and providing written or oral notice of revocation with the presiding officer during the meeting (at which point you may vote in person). All written notices of revocation and other communications with respect to revocation of proxies in connection with the Signature special meeting should be addressed as follows:

Kenneth D. Brooks
President and Chief Executive Officer
Signature Bancshares, Inc.
9800 Bren Road East, Suite 200
Minnetonka, Minnesota 55343

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares of Signature common stock represented by valid proxies received through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy form. If you make no specification on your proxy form as to how you want your shares of Signature common stock voted before signing and returning it, your proxy will be voted "FOR" approval and adoption of the merger agreement and "FOR" the proposal to adjourn the special meeting, if necessary or appropriate.

Solicitation of Proxies

Signature will bear the entire cost of soliciting proxies from you. In addition to soliciting proxies by mail, Signature will request that banks, brokers and other record holders send proxies and proxy materials to the beneficial owners of Signature common stock and secure their voting instructions, if necessary. Signature will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, Signature may also use several of its regular employees, who will not be specially compensated, to solicit proxies from holders of Signature common stock, either personally or by telephone, facsimile or letter.

Record Date

The Signature board of directors has fixed the close of business on January 11, 2018 as the record date for determining the holders of Signature common stock entitled to receive notice of and to vote at the Signature special meeting. At that time, 15,122,729.08 shares of Signature common stock were outstanding. As of such date, there were approximately 131 holders of record of Signature common stock.

Quorum and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Signature entitled to vote at the meeting is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.

Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Signature common stock. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, requires a majority of the voting power of the shares entitled to vote. You are entitled to one vote for each share of Signature common stock you held as of the record date. As of the record date of the special meeting, Signature directors, executive officers and their affiliates held 41.8% of the outstanding shares of Signature common stock.

Because the affirmative vote of the holders of a majority of the issued and outstanding shares of Signature common stock is required to approve and adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Signature board of directors urges holders of Signature common stock to complete, date and sign the accompanying proxy form and return it promptly in the enclosed postage-paid envelope.

Abstentions, failures to vote and broker non-votes will have the same effect as a vote against adjournment of the special meeting, if necessary or appropriate.

Shareholder Voting Agreement and KSOP Pass-Through Voting Instruction Agreement. Certain shareholders of Signature have agreed to vote their shares in favor of the merger and the merger agreement, or have directed that shares in their KSOP accounts be voted in favor of the merger and the merger agreement. These shareholders have the right to vote, or direct the voting of, 38.7% of the outstanding shares of Signature common stock as of the record date.

Other Business

Signature is not currently aware of any business to be acted upon at the special meeting other than the matters discussed in this proxy statement/prospectus.

BACKGROUND AND REASONS FOR THE THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A and is incorporated into this section by reference. We encourage you to read and review the merger agreement in its entirety as well as the discussion in this proxy statement/prospectus.

Structure
The merger agreement provides that Signature will be merged with and into Heartland. Each share of Signature common stock outstanding prior to the merger will be converted, upon completion of the merger, into the right to receive a combination of cash and shares of Heartland common stock, and each Signature stock option will be converted into the right to receive either cash or shares of Heartland common stock. Shares of Signature common stock and Signature stock options outstanding immediately prior to the merger will be canceled and represent only the right to receive this consideration after the merger is effective.
Background of the Merger
The following chronology summarizes certain key meetings and events that led to Signature entering into the definitive merger agreement with Heartland. In this process, executives, board members and other representatives of Signature held many conversations, both by telephone and in person, about possible strategic alternatives, including continued independent operations and the potential sale or merger of Signature or Signature Bank. The chronology below covers certain key events leading up to the execution of the merger agreement but does not catalog every conversation among representatives of Signature or between Signature and other parties.
The Signature board of directors periodically discusses and reviews Signature’s and Signature Bank’s business, performance, prospects and strategic alternatives. Although at the time, Signature was not actively pursuing a potential sale or merger, Signature received an unsolicited call from Party A regarding a possible sale or merger in December 2015. Signature and Party A entered into a non-disclosure agreement in December 2015. Party A was provided with a package of introductory due diligence information and invited to meet with Signature management. Party A and Signature management met to discuss a possible sale or merger. Party A subsequently presented Signature with a proposed letter of intent. Signature responded with comments on the letter of intent, and Party A presented Signature with a revised draft. However, after careful consideration, Signature’s board of directors decided not to pursue an acquisition transaction with Party A because its valuation of Signature, which was payable in 100% cash, was too low. Signature did not sign a letter of intent with Party A.
Throughout 2016 and early 2017, the Signature board of directors had numerous meetings and discussions regarding the mergers and acquisitions market and the banking climate in the Twin Cities metropolitan area, including discussions with Sheshunoff regarding a range of values that Signature shareholders might receive from a sale of their shares, and the general state of the mergers and acquisitions market. The Signature board of directors discussed the increasing cost of funds and the narrowing of the net interest margin due to low-yielding loans. Signature’s board of directors also considered the impact of the regulatory climate on Signature’s future growth plans and profitability and Signature’s need to reinvest in technology over the next few years. The combination of these factors led Signature’s board of directors to strongly consider a sale of Signature.
In February 2016, Signature received an unsolicited letter of intent from Party B regarding a possible sale or merger of Signature and entered into a non-disclosure agreement with Party B. Party B was provided with a package of introductory due diligence information and invited to meet with Signature management. Party B and Signature management met to discuss a possible sale or merger. Party B subsequently presented Signature with a letter of intent, which was considered by Signature’s board of directors in consultation with Sheshunoff. The board determined that although the consideration offered, which consisted of 100% cash, was higher than the consideration offered by Party A, the consideration offered by Party B was still too low. Signature did not sign Party B's letter of intent.
Between February 2016 and February 2017, Signature was contacted by four additional parties regarding a possible acquisition of Signature, which led to the signing of non-disclosure agreements with all of these parties. The four additional parties were provided with a package of introductory due diligence information and held meetings with Signature management. However, Signature did not receive letters of intent from any of these parties. Signature subsequently reviewed and considered the list of potential buyers, including Party B, and considered numerous factors including, but not limited to, integration risk, cultural fit, relative size, track record as an acquirer and capacity to effect the transaction using cash and/or stock which had a liquid trading market. After careful consideration, and in consultation with Sheshunoff, Signature’s board of directors determined not to pursue negotiations with these four parties, although it did not terminate its discussions with Party B.
On January 18, 2017, Sheshunoff made a presentation to the Signature board of directors to update them about the status of the mergers and acquisitions market and the banking climate in the Twin Cities metropolitan area.
In February 2017, Kenneth D. Brooks, the President and Chief Executive Officer of Signature, heard there were changes to MB&T’s leadership, and he proceeded to contact a director at MB&T about a potential sale or merger. Effective

March 13, 2017, Signature and Heartland entered into a non-disclosure agreement. Heartland was provided with a package of introductory due diligence information and was invited to meet with Signature management.
On April 6, 2017, representatives of the Signature board of directors met with representatives of Heartland management in Minneapolis, Minnesota to discuss a potential sale of Signature, and Signature and Heartland entered into a confidentiality agreement on April 7, 2017 in order to facilitate their discussions.
On April 18, 2017, Heartland management reported to the Heartland board on its preliminary discussions with Signature and the parties' execution of a confidentiality agreement.
On May 4, 2017, Heartland presented Signature with a non-binding letter of intent setting forth the terms of proposed mergers between Heartland and Signature, and between MB&T and Signature Bank.
From May 4, 2017 until July 21, 2017, Signature and Heartland negotiated the terms of the non-binding letter of intent, exchanging drafts and discussing valuation and pricing.
On July 21, 2017, Signature was presented with a new draft of the non-binding letter of intent, and on July 23, 2017, Signature provided that draft to its legal counsel, Winthrop & Weinstine, P.A. ("Winthrop"), to review and comment on its legal aspects.
On July 25, 2017, the Heartland board met and received an update from management on the status of negotiations with Signature and the latest draft of the non-binding letter of intent.
On July 27, 2017, Mr. Brooks and two other members of the Signature board met with representatives of Heartland in Minneapolis, Minnesota to discuss general fit and culture issues.
On or about August 18, 2017, Signature provided Heartland with a revised non-binding letter of intent reflecting additional changes. On August 28, 2017, Heartland presented Signature with a new draft of the non-binding letter of intent. The parties continued to negotiate the terms of the non-binding letter of intent.
In late August 2017, Signature received an unsolicited offer from Party C, and Signature and Party C entered into a non-disclosure agreement. Party C was provided with a package of introductory due diligence information and invited to meet with Signature management. Party C and Signature management met to discuss a possible sale or merger. Party C subsequently presented Signature with a letter of intent, with proposed consideration payable in approximately 80% stock and 20% cash. After careful consideration, and in consultation with Sheshunoff, Signature’s board of directors determined not to pursue negotiations with Party C because it believed that Heartland would better preserve employment opportunities for Signature Bank’s employees.
On September 5, 2017, Heartland presented the latest non-binding letter of intent to Signature for consideration by the Signature board of directors.
On September 6, 2017, the Signature board of directors held a special meeting to consider Heartland’s latest non-binding letter of intent after consultation with Sheshunoff and Winthrop. The Signature board of directors thoroughly reviewed and considered the offers received from Party B, Party C and Heartland, including the risks and benefits offered by each and the relative consideration offered, and it concluded that the offers of Party B and Party C were inferior to Heartland's offer. Heartland offered consideration valued at $55.4 million consisting of approximately 90% stock and 10% cash in exchange for all of Signature's common stock, with a fixed exchange ratio for the stock portion of the consideration based on the average price of a share of Heartland's common stock during a period prior to signing the merger agreement, and for all of the Signature stock options. Signature’s board also considered factors including, but not limited to, maintaining and improving performance and value for Signature's shareholders, growth prospects for the surviving bank, the liquidity of the merger consideration, the maintenance of employment opportunities for Signature Bank’s employees, and the tax consequences of the merger. The board of directors directed management of Signature to work towards entering into a final letter of intent with Heartland pending resolution of a number of business points in the current draft of the letter of intent received from Heartland. Signature then notified Party B and Party C that Signature was no longer interested in pursuing the acquisition transactions they had proposed.
Effective on September 8, 2017, Signature engaged Sheshunoff as its independent financial advisor to evaluate the offers Signature was receiving and to render a fairness opinion to Signature’s board of directors.

Effective September 11, 2017, and after careful consideration by Signature’s board of directors with the advice of Sheshunoff and Winthrop, Signature signed Heartland's non‑binding letter of intent dated September 5, 2017, which contemplated a value of $55.4 million consisting of approximately 90% stock and 10% cash in exchange for all of Signature's common stock and stock options, plus up to $1.5 million in cash based on Signature exceeding certain Adjusted Tangible Common Equity thresholds prior to closing. The exchange ratio for the stock portion of the consideration would be fixed based on the average price of Heartland's common stock during a period prior to signing the merger agreement. According to the terms of the non-binding letter of intent, Signature and Heartland agreed to a 45-day exclusivity period to negotiate a definitive merger agreement, which was later extended to November 15, 2017.
From September through early November 2017, a virtual data room was populated, and Heartland and its legal advisors conducted due diligence on Signature. Signature, along with Sheshunoff and Winthrop, conducted reverse due diligence on Heartland, including document review and management interviews. During this time, Signature held regular meetings with representatives from Sheshunoff and Winthrop on the status of the discussions, due diligence and negotiations with Heartland.
At a Heartland board meeting held on September 14, 2017, the directors received a detailed report from management regarding Signature and Signature Bank, including information about their businesses, operations, financial results and condition and location of Signature Bank. Management also reviewed the terms of the non-binding letter of intent dated September 5, 2017. After an in-depth discussion about Signature and Signature Bank and the proposed terms of the merger, the Heartland board concluded that the acquisition of Signature would significantly expand Heartland's Minnesota franchise and was in the best interest of Heartland and its stockholders. Accordingly, the board unanimously gave preliminary approval for Heartland's acquisition of Signature and authorized management to negotiate a merger agreement with Signature.
From September 25 through 27, 2017, Mr. Brooks met with Heartland representatives in Dubuque, Iowa to discuss credit and corporate culture issues.
Signature received the first draft of the merger agreement from Heartland on October 16, 2017. Signature reviewed the first draft of the merger agreement with Sheshunoff, Winthrop and Signature’s accountants. On October 20, 2017, Heartland delivered to Signature drafts of voting agreements and other ancillary agreements pertinent to the merger. On November 3, 2017, Signature provided Heartland with a draft set of disclosure schedules to the merger agreement. Heartland and Signature, together with their respective legal advisors and Sheshunoff, commenced negotiation of the terms of the definitive merger agreement and the ancillary agreements with Heartland and its legal counsel, Dorsey & Whitney LLP ("Dorsey"). These negotiations continued through the first two weeks of November 2017.
On October 17, 2017, the Heartland board met and received an update from management on the status of negotiations with Signature and the terms of the merger agreement that was delivered to Signature.
On October 26, 2017, Heartland delivered to Signature drafts of the proposed executive employment agreements with Messrs. Brooks and Leif E. Syverson, Executive Vice President of Signature Bank. Messrs. Brooks and Syverson and their respective legal advisors negotiated the terms of the employment agreements from October 26, 2017 through November 12, 2017 with Heartland and Dorsey. The employment agreements were signed by the parties on November 12, 2017. For more information on the employment agreements, see the section entitled "Certain Executive Officers and Directors Have Financial Interests in the Merger."
On or about November 1, 2017, the Signature board began discussing cash bonuses for Messrs. Brooks and Syverson and Ms. Michele L. Boeder, Senior Vice President, Chief Operating Officer and Chief Financial Officer of Signature Bank, contingent on their diligent assistance with the merger and their continued employment with Signature Bank as of the closing date of the merger. For more information on the bonuses, see the section entitled "Certain Executive Officers and Directors Have Financial Interests in the Merger."
Signature and Sheshunoff conducted reverse due diligence on Heartland in meetings held with representatives of Heartland on November 2 and 3, 2017.
On November 8, 2017, Signature’s board of directors held a special meeting to review the merger proposal as set forth in the latest draft of the merger agreement. At the meeting, representatives of Sheshunoff reviewed the financial aspects of the proposed merger and presented its written opinion dated November 8, 2017 to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Sheshunoff as set forth in such opinion, the merger consideration in the proposed transaction was fair, from a financial point of view, to the holders of Signature common stock. Winthrop led the Signature board of directors through a thorough review of the merger agreement and related documents as they currently existed.
In early November 2017, Heartland management sent the Heartland board of directors a summary of the terms of the merger, a form of written consent to approve the merger, and the latest draft of the merger agreement negotiated by Heartland and Signature and their respective legal advisors. The Heartland board of directors unanimously approved the merger and the merger agreement pursuant to the written consent dated November 8, 2017.
From November 8, 2017 through November 13, 2017, Heartland and Signature exchanged a number of drafts of the merger agreement and had a number of discussions regarding the remaining open issues in the merger agreement, voting agreements and other ancillary agreements. Further, Signature continued to review, revise and prepare its disclosure schedules, providing feedback and discussion on the same. On November 13, 2017, Heartland notified Signature that its due diligence was complete.
On November 13, 2017, Signature’s board of directors held a special telephonic meeting to review the merger agreement and related documents negotiated by Heartland and Signature and their respective legal advisors. Winthrop discussed the resolution of the open points discussed in earlier board meetings and answered final questions regarding the terms of the definitive transaction documents. After careful and deliberate consideration of this presentation, the merger agreement and the interests of Signature’s shareholders, the Signature board of directors unanimously approved the merger agreement and the related documents and the cash bonuses for Messrs. Brooks and Syverson and Ms. Boeder.
The merger agreement in the form approved by the boards of directors of Heartland and Signature, along with the related documents, were executed on November 13, 2017. Also, on November 13, 2017, after the closing of the Nasdaq Global Select Market, Heartland and Signature issued a joint press release announcing the execution of the merger agreement and the terms of the proposed transaction.
Signature’s Reasons for the Merger
As part of Signature’s strategic planning, three years ago its board of directors asked that Signature’s management maintain contact with possible financial partners. The economy was strong, bank valuations were increasing significantly, and Signature Bank’s performance made Signature an attractive merger candidate. Signature also considered future scenarios if it decided to remain independent, including the growing regulatory burden and the ongoing investment it would have to make in technology to meet client expectations. Other significant factors considered by the Signature board of directors in deciding to approve the merger, adopt the merger agreement, and recommend approval of the merger agreement to Signature’s shareholders were:

•	maintaining and improving performance and value for Signature’s shareholders;

•	the surviving entity would be better able to grow, gain market share and serve the public in Signature’s banking market than Signature could alone;

•
as a result of the merger, Signature’s shareholders would have more liquidity alternatives through the receipt of shares of publicly‑traded Heartland stock and cash in exchange for their shares of Signature common stock, which is not publicly‑traded;

•
the merger would be treated as a "reorganization" within the meaning of Section 368(a) of the Code with the result that the portion of Signature stock exchanged for Heartland stock would generally be tax‑free, and the portion of the Signature stock exchanged for cash would generally be taxable either as a dividend or capital gain depending on each Signature shareholder’s individual circumstances.

•	the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and other agreements and conditions to closing;

•
the opinion of Sheshunoff to the effect that, as of November 8, 2017, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the consideration being offered to the holders of Signature common stock was fair, from a financial point of view, to such holders of Signature common stock;

•	the likelihood of successful integration and the successful operation of the surviving bank; and

•	the likelihood that the regulatory approvals needed to complete the transaction will be obtained.

Other factors considered by Signature’s board of directors included:

•
the reports of Signature’s management concerning the operations, financial condition and prospects of Heartland and the expected financial impact of the merger on Heartland, including pro forma assets, earnings, deposits and capital ratios;

•	the potential cost‑saving opportunities;

•	the effects of the merger on Signature’s employees, including the prospects for continued employment and other benefits agreed to be provided to Signature’s employees; and

•	the review by the Signature board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger, including the merger consideration.
The Signature board of directors also considered the potential risks associated with the merger during its deliberation of the proposed transaction, including the challenges of integrating Signature’s businesses, operations and employees with those of Heartland, the need to obtain the requisite approvals from the shareholders of Signature as well as regulatory approvals in order to complete the transaction, and the risks associated with the operations of the surviving bank holding company and surviving bank, including the ability to achieve the anticipated cost savings.
The foregoing discussion of the factors considered by the Signature board of directors is not intended to be exhaustive, but it is believed to include all the material factors considered by the Signature board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Signature board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and adopt the merger agreement. In addition, individual members of the Signature board of directors may have given differing weights to different factors. The Signature board of directors conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Signature management and outside advisors.
Opinion of Signature’s Financial Advisor
Signature retained Sheshunoff to provide an opinion as to the fairness from a financial viewpoint to Signature’s shareholders of the merger consideration to be received by the shareholders of Signature. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporation and other purposes. Signature retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions. Sheshunoff has advised Signature on immaterial transactions in the past two years.  Other than with regard to the fairness opinion, Sheshunoff did not advise Signature, its board of directors or its shareholders in connection with the merger, and there are no agreements for future representation.  The type and amount of consideration and the terms and conditions of the merger were negotiated directly by and between Signature and Heartland.
On November 8, 2017, Sheshunoff rendered its fairness opinion to the board of directors of Signature that, as of such date, the merger consideration was fair, from a financial point of view, to the shareholders of Signature. The full text of the fairness opinion which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix C to this proxy statement/prospectus. You are urged to read Sheshunoff’s fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Signature and does not constitute a recommendation to any shareholder of Signature as to how he, she or it should vote at the Signature special meeting.
In connection with the fairness opinion, Sheshunoff:

•	Reviewed a draft of the merger agreement dated October 16, 2017;

•	Discussed the terms of the merger agreement with the management of Signature and Signature’s legal counsel;

•
Conducted conversations with management of Signature regarding the recent and projected financial performance of Signature, estimated transaction costs, and ability to meet the Adjusted Tangible Common Equity thresholds in the merger agreement;

•
Evaluated the financial condition of Signature based upon a review of regulatory reports for the five-year period ended December 31, 2016 and the interim period through June 30, 2017, and internally-prepared financial reports for Signature for the interim period through September 30, 2017;

•
Compared Signature’s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by SNL Financial and in the United States that have recently been acquired;

•
Compared the pricing multiples for Signature in the merger to recent acquisitions of banks in the Midwest Region of the United States as defined by SNL Financial and in the United States with similar characteristics to Signature;

•	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Signature through the five-year period ending December 31, 2021;

•	Discussed the potential pro forma impact of the merger on the combined company’s results and certain financial performance measures of Signature and Heartland;

•	Discussed certain matters regarding Heartland’s regulatory standing, financial performance, and business prospects with Heartland’s executives and representatives;

•	Reviewed certain internal and publicly available information regarding Heartland that Sheshunoff deemed relevant;

•	Compared Heartland’s recent operating results and pricing multiples with those of certain other publicly-traded banks in the Midwest Region as defined by SNL Financial that Sheshunoff deemed relevant;

•	Reviewed available stock analyst research reports concerning Heartland;

•	Compared the historical stock price data and trading volume of Heartland to certain relevant indices; and

•	Performed such other analyses deemed appropriate.
For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to it by Signature in conjunction with this opinion. Sheshunoff assumed that any projections provided by or approved by Signature were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Signature’s management. Sheshunoff assumed such forecasts and projections will be realized in the amounts and at times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly-available information that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly-available information.
Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Signature or Heartland nor was Sheshunoff furnished with any such appraisal. Sheshunoff assumed that any off-balance-sheet activities of Signature or Heartland will not materially and adversely impact the future financial position or results of operation of Heartland after the merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Signature and Heartland are, respectively, adequate to cover such losses. In addition, Sheshunoff has not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Signature or Heartland nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of the Signature or Heartland in the preparation of this opinion.
Sheshunoff assumed that the merger agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set for in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Signature or Heartland and thereby on the results of its analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Heartland after the completion of the merger.
The fairness opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to Sheshunoff, as of November 8, 2017.
In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Sheshunoff did not attribute particular weight to any analysis or factor considered by it. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff’s view of the actual value of Signature, Heartland, or the combined entity.
In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Signature or Heartland. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. In addition, Sheshunoff’s analyses should not be viewed as determinative of the opinion of the board of directors or the management of Signature with respect to the value of Signature or Heartland or to the fairness of the merger consideration.
The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The discussion utilizes financial information concerning Signature and Heartland as of June 30, 2017 and September 30, 2017 that is believed to be reliable, accurate, and complete; however, Sheshunoff cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.
Pursuant to the draft of the merger agreement dated October 16, 2017, Heartland has agreed to exchange $55.4 million in cash and common stock for all of the outstanding shares of common stock and stock options of Signature. The consideration will consist of approximately $9.8 million in cash and $45.6 million in common stock of Heartland, assuming that all option holders elect to receive cash. The number of common shares of Heartland to be issued will be based upon the volume weighted average closing price of twenty (20) consecutive Nasdaq trading days ending on and including the trading day immediately preceding the date on which the merger agreement is executed. The value and the composition of the aggregate merger consideration may be adjusted pursuant to the terms of the merger agreement, and the aggregate amount stated above is based upon various assumptions, including closing date and transaction expense amounts.
Signature Discounted Cash Flow Analysis: Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Signature could produce on a stand-alone basis through December 31, 2021 under various circumstances, assuming that it performed in accordance with the projections provided by Signature’s management.
Sheshunoff estimated the terminal value for Signature at the end of December 31, 2021 by (1) multiplying the final period projected earnings by one plus the assumed annual long-term growth rate of the earnings of Signature of 4.0% (or 1.04) and (2) dividing this product by the difference between the required rates of return shown below and the assumed annual long-term growth rate of earnings of 4.0% in (1) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that which is required to maintain a tangible common equity to tangible asset ratio of 8.0%) and the terminal values using discount rates ranging from 12.0% to 14.0%. The discount rate range was chosen to reflect different assumptions regarding the required rates of return of Signature and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $2.16 to $2.89 as shown in the table below compared to the estimated merger consideration of $3.35 per share (net to Signature shareholders).

Discount Rate
	14%	13%	12%
Present value (in thousands)	$35,792	$41,096	$47,799
Present value (per share)	$2.16	$2.49	$2.89
Analysis of Selected Transactions: Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations with comparable characteristics to Signature. Two sets of transactions were selected to ensure a thorough analysis.
The first set of comparable transactions consisted of a group of selected transactions for banks and thrifts in the United States for which pricing data was available, with the following characteristics: targets with headquarters in the Midwest with total assets between $200 million and $2.5 billion that were announced since January 1, 2016, reporting a return on average assets greater than 0.6%, and a non-performing assets to total assets ratio less than 2.5%. These comparable transactions consisted of 23 mergers and acquisitions of banks and thrifts with total assets ranging between $217.5 million and $2.45 billion that were announced between February 18, 2016 and October 16, 2017. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book	Price/ Tangible Book	Price/ 8% Tangible Book	Price/ LTM* Earnings	Price/ Assets	Price/ Deposits	Premium/ Deposits
Maximum	2.32x	2.65x	2.71x	28.90x	26.10%	33.80%	20.50%
Minimum	0.89x	0.89x	0.88x	9.00x	7.50%	9.20%	(1.20)%
Median	1.48x	1.48x	1.73x	18.20x	16.50%	20.30%	6.60%
Signature (net offer)	1.93x	2.07x	1.92x	16.70x	14.20%	16.30%	8.50%
* Last-twelve-months (LTM), uses Signature’s annualized tax-effected earnings assuming a tax rate of 40.5%
The transaction value multiples exceed the medians of the Midwest regional group on a price to book, price to tangible book, price to 8% tangible book and premium to deposits by a comfortable margin, but slightly lag the medians on a price to LTM earnings, assets, and deposits basis.
The second set of comparable transactions consisted of a group of selected transactions for banks and thrifts headquartered in metro areas of the United States for which pricing data was available, with the following characteristics: deals that were announced since July 1, 2016 with target total assets between $200 million and $2 billion, a return on average greater than 0.6%, and non-performing assets to total assets ratio less than 2%. These comparable transactions consisted of 53 mergers and acquisitions of banks and thrifts with total assets ranging between $206.9 million and $1.99 billion that were announced between July 8, 2016 and October 24, 2017. The analysis yielded multiples of the purchase prices in these transactions as summarized below:

	Price/ Book	Price/ Tangible Book	Price/ 8% Tangible Book	Price/ LTM* Earnings	Price/ Assets	Price/ Deposits	Premium/ Deposits
Maximum	2.41x	2.65x	2.71x	32.60x	26.10%	33.80%	20.60%
Minimum	0.56x	0.90x	0.86x	9.00x	9.80%	12.50%	(1.40)%
Median	1.67x	1.72x	1.79x	18.90x	16.20%	20.10%	7.40%
Signature (net offer)	1.93x	2.07x	1.92x	16.70x	14.20%	16.30%	8.50%
* Last-twelve-months (LTM), uses Signature’s annualized tax-effected earnings assuming a tax rate of 40.5%
The transaction value multiples exceed the medians of the U.S. comparable group on a price to book, price to tangible book, price to 8% tangible book and premium to deposits by a comfortable margin, but slightly lag the medians on a price to LTM earnings, assets, and deposits basis.
Contribution Analysis: Sheshunoff reviewed the relative contributions of Signature and Heartland to the combined company based on regulatory data as of September 30, 2017 for Signature and Heartland. Sheshunoff compared the pro forma ownership interests based on the 20-day average Heartland stock price as of November 1, 2017 (which excludes the cash component of the merger) of Signature and Heartland of 3.0% and 97.0%, respectively, to: (1) total assets of 3.8% and 96.2%, respectively; (2) total loans of 4.9% and 95.1%, respectively; (3) total deposits of 4.0% and 96.0%, respectively; (4) annualized net-interest income of 4.7% and 95.3%, respectively; (5) annualized non-interest income of 1.9% and 98.1%, respectively; (6) annualized non-interest expenses of 3.7% and 96.3%, respectively; (7) annualized earnings (tax-effected for Signature at 40.5%) of 3.9% and 96.1%, respectively; and (8) total tangible equity of 3.6% and 96.4%, respectively. The contribution analysis shows that the ownership of Signature shareholders in the combined company is less than the contribution of the components listed (with the exception of non-interest income) due largely to the amount of cash consideration in the merger.

The contributions are shown in the following table.

Dollars in thousands, except per share data	Assets	%		Loans	%		Deposits	%
Heartland	$9,755,627	96%		$6,354,325	95%		$8,231,884	96%
Signature	$390,292	4%		$326,063	5%		$339,129	4%
Combined Company	$10,145,919	100%		$6,680,388	100%		$8,571,013	100%

	Annualized Net Interest Income	%		Annualized Non-Interest Income	%		Annualized Non-Interest Expenses	%
Heartland	$316,603	95%		$94,588	98%		$289,329	96%
Signature	$15,499	5%		$1,795	2%		$10,988	4%
Combined Company	$332,102	100%		$96,383	100%		$300,317	100%

	Annualized Earnings	%		Shares	%		Common Tangible Equity	%
Heartland	$82,133	96%		29,946,069	97%		$707,103	96%
Signature	$3,318	4%	*	913,214	3%	**	$26,737	4%
Combined Company	$85,451	100%		30,859,283	100%		$733,840	100%

*Signature earnings are tax effected at 40.5%
**Deal equates to 82.3% stock with the remainder in cash. A 100% stock deal would be 3.6%
Note: Financials as of September 30, 2017, estimated shares to Signature based on 20-day average Heartland stock price as of November 1, 2017
Comparable Company Analysis: Sheshunoff compared the operating and market results of Heartland to the results of other publicly-traded banking companies. The comparable publicly-traded companies were selected primarily on the basis of location and total asset size. Heartland was compared to banks with total assets between $3 billion and $20 billion that were headquartered in the Midwest Region of the United States (as defined by SNL Financial). The data for the following table is based on GAAP financial information as of June 30, 2017 provided by SNL Financial. Some of the ratios presented are proprietary to SNL Financial and may not strictly conform to the common industry determination.

	Heartland	Peer Group Median
Return on Average Assets	0.96%	1.11%
Return on Average Equity	10.70%	9.68%
Net Interest Margin	4.11%	3.71%
Efficiency Ratio	67.20%	58.90%
Loan Loss Reserves to Total Loans	1.01%	0.93%
Ratio of Non-performing Assets to Total Assets	0.80%	0.65%
Tangible Equity to Tangible Assets	7.98%	9.13%
Risk Based Capital Ratio	14.80%	13.40%
Heartland’s performance as measured by its return on average assets was slightly below the peer group and its return on average equity was higher than that of its peer group median level. Heartland’s net interest margin was stronger than its peers with its efficiency ratio being weaker than its peers. Heartland’s asset quality, as measured by its ratio of non-performing assets to total assets, was weaker than the peer group median while its ratio of loan loss reserves to loans was slightly higher than the median peer group level. Its tangible capital level was lower than its peers while its Risk Based Capital Ratio was higher than the peer group median.
Sheshunoff compared Heartland’s trading results to its peers. The results are summarized in the following table. The data for the following table is based on publicly available GAAP financial information and market data as of November 1, 2017 provided by SNL Financial.

	Heartland	Peer Group Median
Market Price as a Multiple of Stated Book Value	1.50x	1.63x
Market Price as a Multiple of Stated Tangible Book Value	2.09x	2.19x
Price as a Multiple of LTM Earnings	16.70x	19.30x
Market Price as a Percent of Assets	15.10%	18.50%
Dividend Yield	0.93%	1.97%
Dividend Payout	17.10%	35.30%
Heartland’s price-to-book multiples as measured by its market price as a multiple of stated book value and its market price as a multiple of stated tangible book value were lower than the comparable peer group medians. Heartland’s price-to-earnings multiple, as shown by the price as a multiple of LTM earnings through June 30, 2017, was lower compared to its peers. Heartland’s market price to assets ratio was lower than that of its peers. Heartland’s dividend yield and dividend payout ratio were both lower than its peers as of June 30, 2017.
Sheshunoff compared selected stock market results of Heartland to the KBW Nasdaq Regional Bank index and the SNL Midwest U.S. Bank index for all publicly-traded banks over the past three-month, one-year and three-year period. Heartland’s stock has slightly underperformed the KBW Nasdaq Bank and SNL Midwest Bank indices over the three-month period, performed comparably over the one-year period, and vastly outperformed each index over the three-year period.
No company or transaction used in the comparable company and comparable transaction analysis is identical to Signature, Heartland, or Heartland as the surviving bank in the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of Signature and Heartland and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable transaction data or comparable company data.
Pursuant to its engagement letter with Signature, Sheshunoff will receive a fee of $90,000 for the fairness opinion that is not contingent on the closing of the merger and additional fees that are contingent upon consummation of the merger. In addition, Signature agreed to reimburse Sheshunoff for its reasonable out-of-pocket expenses. Signature also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation, or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.
The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective to the shareholders of Signature and does not constitute a recommendation to any Signature’s shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by Signature.
Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be paid by Heartland pursuant to the merger is fair to the shareholders of Signature, from a financial point of view.
Heartland’s Reasons for the Merger
As part of Heartland's business strategy, it evaluates opportunities to acquire bank holding companies, banks and other financial institutions. In reaching its conclusion to adopt and approve the merger agreement, Heartland's board of directors evaluated the merger in consultation with Heartland's financial and legal advisors.
Heartland's board of directors approved the merger because:

•	the merger will expand Heartland’s existing franchise in Minnesota and establish a stronger presence in the Twin Cities market;

•	the merger will more than double Heartland's assets in Minnesota, with resulting economies of scale;

•	Signature Bank's and MB&T's community banking business model, customer focus, and compatibility of management and operating styles complement each other;

•
the merger offers the potential for Heartland to increase the services enjoyed by Signature customers by growing its commercial and industrial lending function and developing wealth management and mortgage banking services;

•
the merger adds seasoned management to Heartland's existing Minnesota management team, in order to serve and increase Heartland's customer base and expand Heartland's capacity for additional acquisitions in Minnesota;

•	the merger is consistent with Heartland’s objective of balancing its exposure to economic upswings in the Midwest with economic downturns in the West, creating better geographic diversity;

•	the acquisition is expected to be accretive to Heartland’s GAAP earnings per share in the first full year after the merger; and

•	the acquisition is expected to enhance Heartland's long-term stockholder value.
Certain Executive Officers and Directors Have Financial Interests in the Merger
In considering the recommendation of Signature's board of directors with respect to the merger agreement, you should be aware that Signature's executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of Signature shareholders generally. Signature's board of directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Signature shareholders vote in favor of the merger agreement
Under his existing employment agreement, in the event of a change in control, Kenneth D. Brooks is entitled to two years of annual compensation equal to his average annual total compensation (base salary plus bonus) over the three years immediately preceding the change in control. In connection with the negotiation of the merger agreement, Heartland negotiated a new employment agreement with Mr. Brooks that supersedes his existing employment agreement, and provides that he will serve as President and Chief Executive Officer of the surviving bank. The new employment agreement is for an initial term of two years, commencing on the effective date of the merger. He will receive a one-time $50,000 signing bonus and a retention bonus of $50,000 for the first year of the initial term and $100,000 for the second year of the initial term; payable in equal monthly installments, if he remains employed by the surviving bank and is not in material breach of the terms of his employment agreement. Mr. Brooks will receive an annual base salary of $265,000 for the first year of the initial term and $272,500 for the second year of the initial term, and he will be eligible for further annual salary increases consistent with the surviving bank’s procedures, policies and practices.   Mr. Brooks will receive a guaranteed cash incentive bonus of $119,250 for calendar year 2018, and $122,828 for calendar year 2019 if he remains employed by the surviving bank and has not materially breached any term of his employment agreement.   He will also be eligible for Heartland equity awards and participation in certain Heartland benefit plans and programs. The new employment agreement also includes a non-competition covenant and certain employee and customer non-solicitation covenants, which are effective during his employment and for a period of two years after the effective date of the merger or one year after his termination, whichever period ends later. Mr. Brooks will be eligible for certain severance payments if he is terminated by the surviving bank without cause, in the event of his disability, or if he resigns.
Under his existing employment agreement, in the event of a change in control, Leif E. Syverson is entitled to two years of annual compensation equal to his average annual total compensation (base salary plus bonus) over the three years immediately preceding the change in control. In connection with the negotiation of the merger agreement, Heartland negotiated a new employment agreement with Mr. Syverson that supersedes his existing employment agreement and provides that he will serve as Executive Vice President and Head of Commercial Banking of the surviving bank. The new employment agreement is for an initial term of two years, commencing on the effective date of the merger. He will receive a one-time $50,000 signing bonus and a retention bonus of $200,000 for the first year of the initial term and $250,000 for the second year of the initial term, payable in equal monthly installments if he remains employed by the surviving bank and is not in material breach of the terms of his employment agreement. Mr. Syverson will receive an annual base salary of $205,000 for the first year of the initial term, and $211,150 for the second year of the initial term, and he will be eligible for further annual salary increases consistent with the surviving bank’s procedures, policies and practices.   Mr. Syverson will receive a guaranteed cash incentive bonus of $71,750 for calendar year 2018 and $73,903 for calendar year 2019 if he remains employed by the surviving bank and has not materially breached any term of his employment agreement.   He will also be eligible for Heartland equity awards and participation in certain Heartland benefit plans and programs. The new employment agreement also includes a non-competition covenant and certain employee and customer non-solicitation covenants, which are effective during his employment and for a period of two years after the effective date of the merger or one year after his termination, whichever period ends later. Mr. Syverson will be eligible for certain severance payments if he is terminated by the surviving bank without cause, in the event of his disability, or if he resigns.

Michele L. Boeder, the Senior Vice President, Chief Operating Officer and Chief Financial Officer of Signature Bank, has an existing change in control agreement providing her with the right to continued employment with the surviving bank for a period of at least two years after the merger, with annual compensation equal to at least her base salary immediately preceding the merger and an annual bonus no less than the average of her annual bonuses over the two years immediately preceding the merger. If her employment is terminated other than for cause within two years following the merger, she will be paid the balance of the two years of salary and bonus that she has not already received.
Messrs. Brooks and Syverson and Ms. Boeder also will receive cash bonuses of $240,000, $160,000 and $50,000, respectively, contingent on their diligent assistance with the merger and their continued employment with Signature Bank as of the closing date of the merger.
Messrs. Brooks and Syverson, Ms. Boeder and other members of management hold unvested employee stock options to acquire shares of Signature common stock that will become fully vested immediately before the merger.
In addition, upon completion of the merger, current Signature Bank directors Daniel Dryer, John Berg, Eugene Storms, Randy Morgan, and Messrs. Brooks and Syverson will be appointed to the board of MB&T.
Heartland will, on behalf of Signature, pay off all of the principal and interest outstanding as of the effective time of the merger with respect to the subordinated debentures due October 30, 2020 and August 31, 2021, including $1,862,800 principal amount of subordinated debentures held by the current Signature Bank directors listed above, their family members and affiliates.
Regulatory Matters
Heartland and Signature have agreed to use all commercially reasonable efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals require applications with the FDIC for the bank merger under the Bank Merger Act and applications with the MDC under the Minnesota Revised Statutes. Heartland and Signature have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals from the FDIC and the MDC.
Under Section 225.12(d)(2) of the FRB’s regulations (12 C.F.R. 225.12(d)(2)), the prior approval of the FRB under the Bank Holding Company Act of 1956 is not required in connection with the acquisition by a bank holding company of another bank holding company if the subsidiary banks of both bank holding companies are merged with each other simultaneously with the holding company acquisition. In addition, the bank to be acquired may not be operated by the acquiring bank holding company as a separate entity. The transaction must also satisfy certain other requirements, including that the bank merger require the prior approval of a federal supervisory agency under the Bank Merger Act. We believe that the transactions contemplated by the merger agreement satisfy the requirements of Section 225.12(d)(2) and have filed a required notification with the FRB seeking the waiver contemplated by Section 225.12(d)(2) from an application under the Bank Holding Company Act of 1956.
We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional government approvals or actions are required, those approvals or actions will be sought.
A transaction approved pursuant to the Bank Holding Company Act of 1956 or the Bank Merger Act may not be completed until 30 days after approval is received, during which time the Antitrust Division of the U.S. Department of Justice may challenge the merger. The commencement of an antitrust action would stay the effectiveness of an approval unless a court specifically ordered otherwise. With the consent of the Antitrust Division, the waiting period may be reduced to no less than 15 days.
Heartland and Signature believe that neither the merger, nor the merger of their bank subsidiaries, raises significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that could reasonably be expected to have a material adverse effect on Signature or Heartland. However, we cannot assure you that all of the regulatory approvals described above will be obtained, and if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division or any state attorney general will not attempt to challenge the merger on antitrust grounds, and if such a challenge is made, we cannot assure you as to its result.

Material U.S. Federal Income Tax Consequences of the Merger
The following describes the material anticipated U.S. federal income tax consequences to a U.S. Holder (as defined below) of Signature common stock with respect to the exchange of Signature common stock for Heartland common stock and cash pursuant to the merger.
This discussion is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretations.
This discussion assumes that U.S. Holders hold their Signature common stock as capital assets within the meaning of section 1221 of the Code. This discussion does not address any tax consequences arising under U.S. federal tax laws other than U.S. federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this discussion does not address all aspects of U.S. federal income taxation that may apply to U.S. Holders of Signature common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as persons who acquired shares of Signature common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, broker-dealers, traders in securities that have elected to apply a mark-to-market method of accounting, persons having a "functional currency" other than the U.S. dollar and persons holding their Signature common stock as part of a straddle, hedging, constructive sale or conversion transaction. This discussion does not address any tax consequences to Signature shareholders exercising dissenters’ rights or to holders of Signature stock options.
For purposes of this summary, a "U.S. Holder" is a beneficial owner of Signature common stock that is for U.S. federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has made a valid election to be treated as a United States person for United States federal income tax purposes.

A U.S. Holder should consult with the U.S. Holder’s own tax advisor regarding the tax consequences to the U.S. Holder of the merger in light of the U.S. Holder’s own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the effect of any proposed changes in the tax laws to the U.S. Holder.
Tax Classification of the Merger. The merger is intended to qualify as a reorganization under section 368(a)(1)(A) of the Code, and the obligation of Signature to complete the merger is subject to the receipt of the opinion of Winthrop & Weinstine, P.A., tax counsel to Signature, that the merger will qualify as a “reorganization” under Section 368(a)(1)(A) of the Code. Signature does not currently intend to waive this opinion condition to its obligation to complete the merger.
The following discussion, subject to the limitations and qualifications described herein, constitutes the opinion of Winthrop & Weinstine, P.A. as to the material U.S. federal income tax consequences of the merger applicable to a U.S. Holder of Signature common stock that exchanges Signature common stock in the merger, to the extent such discussion sets forth statements of U.S. federal income tax law or legal conclusions with respect thereto. The opinion of counsel does not address any state, local, foreign or other tax consequences of the merger. The opinion of counsel relies on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and the accuracy of representations and covenants made by Signature and Heartland, including those contained in representation letters of officers of Signature and Heartland. If any of the representations or assumptions upon which the opinion is based are inconsistent with the facts, the tax consequences of the merger could be adversely affected. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service (“IRS”) or any court, nor does it preclude the IRS from adopting a contrary position. Neither Heartland nor Signature has requested, and neither Heartland nor Signature intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the merger.
Based on and subject to the foregoing limitations and qualifications, Winthrop & Weinstine, P.A., tax counsel to Signature, has rendered its opinion that the merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A)

of the Code and that the following discussion constitutes its opinion regarding the material U.S. federal income tax consequences of the merger to U.S. Holders of Signature common stock that exchange Signature common stock in the merger.
Exchange of Signature Common Stock for Heartland Common Stock and Cash. In accordance with qualification of the merger as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, the U.S. federal income tax consequences of the merger to U.S. Holders of Signature common stock will be as follows:

•
Capital gain will be recognized by a U.S. Holder in an amount equal to the lesser of (1) the amount of cash received by the U.S. Holder in the merger (other than cash received in lieu of a fractional share of Heartland common stock, the tax treatment of which is described below) and (2) the gain realized by the U.S. Holder. The gain realized by a U.S. Holder is the sum of the cash received by the U.S. Holder in the merger (other than cash received in lieu of a fractional share of Heartland common stock) plus the fair market value of the Heartland common stock received by the U.S. Holder (including, for this purpose, any fractional share of Heartland common stock in lieu of which cash is received) over the U.S. Holder’s adjusted tax basis in the Signature common stock exchanged in the merger.

•	No losses will be recognized other than losses, if any, realized in connection with the receipt of cash in lieu of a fractional share interest, as described below.

•
The gain recognized by a U.S. Holder in the merger generally will constitute capital gain, unless the U.S. Holder’s receipt of cash in the merger has the effect of a distribution under the provisions of the Code, as discussed below, in which case some or all of such gain may be treated as dividend income rather than as capital gain.

•
Any capital gain recognized by a U.S. Holder generally will constitute long-term capital gain if the U.S. Holder's holding period for the Signature common stock exchanged in the merger is more than one year as of the date of the merger, and otherwise will constitute short-term capital gain.

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The aggregate tax basis of the shares of Heartland common stock received by a U.S. Holder (including, for this purpose, any fractional share of Heartland common stock in lieu of which cash is received) in exchange for Signature common stock in the merger will be the same as the aggregate tax basis of the U.S. Holder’s Signature common stock exchanged therefor, decreased by the amount of cash received by the U.S. Holder in the merger (excluding any cash received in lieu of a fractional share), and increased by the amount of gain recognized by the U.S. Holder in the merger.

•
The holding period of the shares of Heartland common stock received by a U.S. Holder in the merger will include the holding period (or the holding periods) of the U.S. Holder’s Signature common stock exchanged in the merger.

If a U.S. Holder exchanges more than one “block” of shares of Signature common stock (that is, groups of shares that the U.S. Holder acquired at different times or at different prices), the U.S. Holder must calculate gain separately as to each block, and the results for each block may not be netted in determining the U.S. Holder’s overall gain. Instead, the U.S. Holder would generally recognize gain on those shares on which gain is realized, but, as described above, losses may not be recognized.
Potential Treatment of Cash as a Distribution. In general, the determination of whether gain recognized by a U.S. Holder will be treated as capital gain or a distribution, which may be treated, in whole or in part, as dividend income, will depend upon whether, and to what extent, the merger reduces the U.S. Holder’s deemed percentage stock ownership interest in Heartland. For purposes of this determination, a U.S. Holder will be treated as if the U.S. Holder first exchanged all of the U.S. Holder’s Signature common stock solely for Heartland common stock (instead of a combination of Heartland common stock and cash as will actually be received) and then Heartland immediately redeemed a portion of that Heartland common stock in exchange for the cash the U.S. Holder received in the merger. The IRS has indicated in rulings that any reduction in the interest of a shareholder that owns a small number of shares in a publicly and widely-held corporation and that exercises no control over corporate affairs would result in capital gain as opposed to distribution treatment and possible dividend income. Because the possibility of distribution treatment and, in turn, dividend income depends primarily upon a U.S. Holder’s particular circumstances, including the application of constructive ownership rules, U.S. Holders should consult their tax advisors regarding this possibility.
Cash In Lieu of Fractional Shares. To the extent that a U.S. Holder receives cash in lieu of a fractional share of common stock of Heartland, the U.S. Holder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The U.S. Holder generally will recognize gain or loss equal to the difference between the cash received in lieu of that fractional share and the portion of the U.S. Holder’s aggregate tax basis in the shares of Heartland common stock received (including, for this purpose, that fractional share deemed received) by the U.S.

Holder that is allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of Signature common stock is more than one year as of the date of the merger.
Backup Withholding. Backup withholding at the applicable rate may apply with respect to certain payments, including cash received in the merger, unless a U.S. Holder (1) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder who does not provide the U.S. Holder’s correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the U.S. Holder furnishes certain required information to the IRS.
Reporting Requirements. A U.S. Holder will be required to retain records pertaining to the merger and, if the U.S. Holder is a “significant holder” (i.e., the U.S. Holder owned, immediately prior to the merger, either (i) at least one percent (by vote or value) of the Signature common stock or (ii) Signature securities in which the U.S. Holder had an adjusted tax basis of at least $1,000,000), will be required to file with the U.S. Holder’s U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.
Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular U.S. Holder will depend on the U.S. Holder’s particular situation. U.S. Holders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local, foreign, and other tax laws and the effect of any proposed changes in the tax laws to them.
Accounting Treatment
The merger will be accounted for as a "purchase" by Heartland of Signature, as that term is used under GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Heartland will continue to be the historical financial statements of Heartland following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Signature as of the effective time of the merger will be recorded at their respective fair values and added to the assets and liabilities of Heartland. Any excess of the purchase price over the net fair values of Signature assets and liabilities is recorded as goodwill (excess purchase price). Financial statements of Heartland issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of Signature. The results of operations of Signature will be included in the results of operations of Heartland beginning on the effective date of the merger.
Board of Directors and Management of Heartland Following Completion of the Merger
    The composition of Heartland’s board of directors and its senior management will not be changed as a result of the merger. Information about the current Heartland directors and executive officers can be found in Heartland’s proxy statement dated April 17, 2017 for its 2017 Annual Meeting of Stockholders. See "Where You Can Find More Information" on page 59.
Exchange of Stock Certificates and Cancellation of Stock Options in the Merger
Cancellation of Stock Options. Before the effective time of the merger, Heartland will send an election form to each holder of Signature stock options, which can be used to elect either shares of Heartland common stock or cash (but not a mix of both) in exchange for the cancellation of their outstanding, vested and unexercised Signature stock options. If you hold Signature stock options, please submit your properly completed and signed election form prior to the deadline specified on the election form. Signature stock options for which an election form is submitted may not be exercised. In the absence of a proper and timely election, you will receive cash in exchange for the cancellation of all of your Signature stock options. You may change your election prior to the deadline by written notice accompanied by a properly completed and signed, revised election form received by Heartland prior to the deadline. All elections will be revoked automatically if the merger is not approved or the merger agreement is otherwise terminated. The determination of Heartland will be binding as to whether an election has been properly made or revoked. Heartland will deliver a check, or certificates or a book entry notification for Heartland common stock, to you after the effective time of the merger.
Exchange of Stock Certificates. Please do not send us your stock certificates at this time. Promptly after the completion of the merger, Heartland or its transfer agent will send transmittal materials to each holder of Signature stock certificates (who has not previously surrendered his, her or its shares) for use in exchanging Signature stock certificates for certificates representing shares of Heartland common stock and cash. Heartland will deliver certificates or a book entry notification for Heartland common stock and a check to the holders of Signature common stock once Heartland receives the properly completed transmittal materials and certificates representing such holder’s shares of Signature common stock.
Signature stock certificates may be exchanged for Heartland stock certificates and/or cash until such time that the stock certificates and cash would otherwise escheat to or become the property of any governmental unit or agency. At the end of that period, all unclaimed Heartland stock certificates and cash will become (to the extent permitted by abandoned property and any other applicable law) the property of Heartland.
If your Signature stock certificate has been lost, stolen or destroyed, you may receive a Heartland stock certificate and cash upon the making of an affidavit of that fact. Heartland’s transfer agent may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against the transfer agent or Heartland with respect to the lost, stolen or destroyed Signature stock certificate.
Neither Heartland, Heartland’s transfer agent, Signature, nor any other person will be liable to any former holder of Signature stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
Fractional Shares
Heartland will not issue any fractional shares of Heartland common stock. Instead, a Signature shareholder who would otherwise have received a fraction of a share of Heartland common stock will receive an amount of cash equal to the fraction of a share of Heartland common stock to which such holder would otherwise be entitled multiplied by the closing price of Heartland common stock on the last trading day immediately preceding the closing date.
Public Trading Markets
Heartland common stock is quoted on the Nasdaq Global Select Market under the symbol "HTLF." The shares of Heartland common stock to be issued in connection with the merger will be freely transferable under the applicable securities laws, except for shares issued to any shareholder who may be deemed to be an affiliate of Heartland.
Notice of Dissenters’ Rights
Section 302A.471 of the MBCA provides that any Signature shareholder may dissent from the merger and obtain payment of the "fair value" of his, her or its shares as determined in accordance with Section 302A.473 of the MBCA, provided that such shareholder complies with all of the provisions of Section 302A.473.
The following is a brief summary of Section 302A.473 of the MBCA, which sets forth the procedures for demanding statutory dissenters’ rights. The full text of Sections 302A.471 and 302A.473 is attached to this proxy statement/prospectus as Appendix B, and we incorporate that text into this proxy statement/prospectus by reference.
To be entitled to exercise dissenters’ rights, a Signature shareholder must not vote in favor of the merger agreement and must deliver to Signature written notice of such shareholder’s intent to demand fair value for his, her or its shares if the merger is effectuated. Such notice must be delivered prior to the vote of Signature shareholders on the merger agreement.
If the merger is approved by the holders of Signature common stock, then Signature is obligated to deliver to those shareholders who have not voted in favor of the merger agreement and have notified Signature of their intent to demand payment a written dissenters’ notice. The notice will state an address at which Signature will receive payment demands and the address of a place where stock certificates must be sent in order to obtain payment and the date by which they must be received; inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; supply a form for certifying the date on which holders acquired the shares and demanding payment; set the date by which Signature must receive the payment demand and the certificates for the shares, which date shall not be less than 30 days after the written dissenters’ notice is given; and be accompanied by a copy of Sections 302A.471 and 302A.473 of the MBCA. A dissenting shareholder must, by the date set forth in the dissenters’ notice, demand payment and send his, her or its stock certificates to the address provided in the dissenters’ notice. The dissenting shareholders’ payment demand must certify in writing whether the shareholder acquired beneficial ownership of the shares of common stock before the date such shareholder was informed of the merger.

A shareholder who does not demand payment or deposit his, her or its certificates by the time specified in the dissenters’ notice will not be entitled to payment for his, her or its shares under the dissenters’ rights sections of the MBCA and will instead be entitled to receive the merger consideration.
Upon the later of completion of the merger or receipt of the payment demand, Signature will pay each dissenting shareholder who has complied with the procedures described in Section 302A.473 of the MBCA the amount that Signature estimates to be the "fair value" of the dissenting shareholder’s shares of stock, plus accrued interest. The payment must be accompanied by Signature's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the merger, together with the latest available interim financial statements, a statement of Signature’s estimate of the "fair value" of the shares and a brief description of the method used to reach the estimate, an explanation of how the interest was calculated, a statement of the dissenting shareholder’s right to demand supplemental payment if the dissenting shareholder is dissatisfied with the payment, and a copy of Sections 302A.471 and 302A.473 of the MBCA.
If: (i) the dissenting shareholder believes that the amount paid by Signature is less than the "fair value" of his, her or its shares or that the interest due was incorrectly calculated, (ii) Signature fails to make payment within 60 days after the date set in the dissenters’ notice for demanding payment, or (iii) the merger is not completed and Signature does not return the deposited certificates within 60 days after the date set forth in the dissenters’ notice for demanding payment, the dissenting shareholder may notify Signature of his, her or its estimate of the "fair value" of his, her or its shares and the amount of interest due and demand payment of his, her or its estimate, less any payment previously received. The dissenting shareholder must notify Signature of his, her or its demand in writing within 30 days after Signature made or offered payment for the dissenting shareholder’s shares.
If within 60 days after receipt by Signature of a demand described in the preceding paragraph, the demand remains unsettled, Signature may bring a special proceeding in Minnesota state court and petition the court to determine the "fair value" of the shares and accrued interest. Signature is required to make all dissenting shareholders whose demands remain unsettled parties to the special proceeding. Each party to the special proceeding will be served a copy of the petition filed with the court. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of the "fair value" of the shares. Each dissenting shareholder will be entitled to judgment for the amount, if any, by which the court finds the fair value of his, her or its shares, plus interest, exceeds the amount paid by Signature.
Failure to comply strictly with all of the procedures set forth in Section 302A.473 of the MBCA will result in the loss of a shareholder’s dissenters’ rights. Consequently, any shareholder wishing to exercise dissenters’ rights is urged to consult legal counsel before attempting to exercise such rights.
Shareholders considering the exercise of dissenters’ rights should be aware that the "fair value" of their shares as determined under Section 302A.473 of the MBCA could be more than, the same as or less than the merger consideration they would receive under the merger agreement if they did not dissent.
One condition to Heartland’s obligation to complete the merger is that the total number of dissenting shares cannot be more than 10% of the number of outstanding shares of Signature common stock.
THE MERGER AGREEMENT
The following describes material provisions of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and which is incorporated by reference into this proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety.
The Merger
Pursuant to the merger agreement, and upon filing of a certificate of merger with the Secretary of State of Delaware and a statement of merger with the Minnesota Secretary of State, Signature will merge with and into Heartland with Heartland as the surviving bank. Upon the completion of the merger, each share of Signature common stock, other than shares held by either Heartland or Signature and shares held by Signature shareholders who properly assert their dissenters’ rights, will be automatically converted into the right to receive Heartland common stock and cash.

Consideration for Signature Common Stock
Holders of Signature common stock will receive merger consideration of approximately $0.335 in cash and 0.061 shares of Heartland common stock per share, subject to certain adjustments described below, with cash to be paid in lieu of fractional shares of Heartland common stock.
The exchange ratio for the stock component of the merger consideration is fixed and will not be adjusted to reflect changes in the price of Heartland common stock occurring prior to the completion of the merger. However, if the price of Heartland common stock drops below certain levels, as described under the caption "The Merger Agreement - Termination," Signature may exercise a "walk-away" right to terminate the merger agreement unless Heartland increases the exchange ratio or cash component of the merger consideration by exercising a "top-up" option.
The cash component of the merger consideration is subject to certain adjustments. If Signature's Adjusted Tangible Common Equity (as defined below) is less than $27.125 million on the last business day of the month immediately preceding the month in which the closing date of the merger occurs (the "determination date"), then the cash component of the merger consideration will be reduced by an amount equal to (a) the amount by which Signature's Adjusted Tangible Common Equity is below $27.125 million, divided by (b) the number of outstanding shares of Signature common stock on the closing date of the merger. If Signature's Adjusted Tangible Common Equity is greater than $27.350 million on the determination date, the cash component of the merger consideration will be increased by an amount equal to (x) the lesser of (A) $1.5 million and (B) the amount by which Signature's Adjusted Tangible Common Equity is above $27.350 million, divided by (y) the number of outstanding shares of Signature common stock on the closing date of the merger.
"Adjusted Tangible Common Equity" means an amount equal to (a) the sum of (i) the total stockholders’ common equity of Signature, determined in accordance with GAAP as of the close of business on the determination date after giving effect to the "Determination Date to Effective Time Adjustment," (ii)  the determination date transaction expenses, and (iii) the amount, if any, by which the determination date transaction expenses are less than $2.00 million, less (b) the sum of (x) the value of the intangible assets determined as of the close of business on the determination date as adjusted to reflect a reasonable projection of the increase or decrease in the value of the intangible assets through the effective time of the merger, (y) the amount, if any, by which determination date transaction expenses exceed $2.25 million, and (z) the aggregate amount of proceeds, if any, received by Signature from the exercise of the Signature stock options between the date hereof and the effective time of the merger. For purposes of the foregoing definition, the "Determination Date to Effective Time Adjustment" means an adjustment of the total stockholders’ common equity of Signature from the determination date through and including the effective time of the merger based on the average daily financial results of Signature during the six-month period ending on the determination date.
Based on the closing price of a share of Heartland common stock as of November 10, 2017 of $47.30, the last trading date before the merger agreement was executed, the aggregate merger consideration was valued at approximately $53.4 million (including the consideration to be paid in exchange for the termination of Signature stock options) or $3.22 per share of Signature common stock. Based on the price of a share of Heartland common stock as of January 11, 2018 of $54.55, the last practicable trading date before the date of this proxy statement/prospectus, the aggregate merger consideration was valued at approximately $60.1 million (including the consideration to be paid in exchange for the termination of Signature’s stock options) or $3.66 per share of Signature common stock. Approximately 92.1% of the aggregate merger consideration, or approximately $55.4 million, would be paid to holders of Signature common stock. The remainder of the aggregate merger consideration, or approximately $4.7 million, would be paid to holders of Signature stock options. These valuations assume no adjustments based on Signature's Adjusted Tangible Common Equity, and that the number of Signature stock options outstanding as of those dates will remain outstanding as of the closing date of the merger. Because the market price for Heartland common stock and the Adjusted Tangible Common Equity of Signature will fluctuate prior to the merger, the value of the actual consideration you will receive may be different from the amounts described above.

The following table presents the value of the cash component of the merger consideration for each share of Signature common stock, and its impact on total consideration per share, based upon various levels of Signature's Adjusted Tangible Common Equity:

Adjusted Tangible Common Equity	Cash Adjustment per Share	Cash Consideration per Share	Stock Consideration per Share(1)	Total Consideration per Share
$29.350 million	$0.099	$0.434	$3.328	$3.762
$28.850 million	0.099	0.434	$3.328	3.762
$28.350 million	0.066	0.401	$3.328	3.729
$27.850 million	0.033	0.368	$3.328	3.696
$27.350 million	—	0.335	$3.328	3.663
$27.238 million	—	0.335	$3.328	3.663
$27.125 million	—	0.335	$3.328	3.663
$26.625 million	(0.033)	0.302	$3.328	3.630
$26.125 million	(0.066)	0.269	$3.328	3.597
$25.625 million	(0.099)	0.236	$3.328	3.564
$25.125 million	(0.132)	0.203	$3.328	3.531
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(1) Assumes the closing sales price of Heartland common stock as of January 11, 2018 of $54.55, the last practicable trading date before the date of this proxy statement/prospectus, and the fixed exchange ratio of 0.061 shares of Heartland common stock issued for each share of Signature common stock.
No fractional shares will be issued, but instead Heartland will pay to the holder of Signature common stock otherwise entitled to a fractional share an amount of cash equal to the fractional share amount multiplied by the closing sale price of a share of Heartland common stock on the last trading day immediately preceding the closing date of the merger.
Consideration for Signature Stock Options
At the effective time of the merger, each option to purchase shares of Signature common stock that is outstanding, vested and unexercised immediately prior to the effective time will be canceled in exchange for the right to receive from Heartland, less any applicable withholding taxes, either a single lump sum cash payment or shares of Heartland common stock with a value equal to the product of (a) the number of shares of Signature common stock subject to such stock option, and (b) the excess of $3.35 over the exercise price per share of such stock option. Each option holder may elect to receive either a single lump sum cash payment or shares of Heartland common stock for all of their options, but not a mix of both. If an option holder elects to receive shares of Heartland common stock, the shares would be valued based on the closing sale price of a share of Heartland common stock on the last trading day immediately preceding the closing date as quoted on the Nasdaq Global Select Market.
As of January 11, 2018, options to acquire 2,940,454 shares of Signature common stock were outstanding, with a weighted average exercise price of $1.7372. If these options remain outstanding as of the effective time of the merger, then approximately $4.7 million of the aggregate merger consideration would be paid to holders of Signature stock options.
All Signature stock options will terminate at the effective time of the merger, and the surrender of a Signature stock option to Heartland in exchange for the stock option consideration will be deemed a release of any and all rights the option holder had or may have had in respect of such stock option.
Repayment of Closing Date Indebtedness
On the closing date, Signature will pay off all of the principal and interest outstanding as of the effective time of the merger with respect to the promissory note dated January 17, 2014, issued by Signature to Bell State Bank & Trust, approximately $4.6 million. Heartland will, on behalf of Signature, pay off all of the principal and interest outstanding as of the effective time of the merger with respect to the subordinated debentures due October 30, 2020 and August 31, 2021, approximately $5.9 million (collectively, the "closing date indebtedness").

Conditions to Completion of the Merger
Unless the parties agree otherwise, the completion of the merger will take place at a time and place to be agreed upon by the parties as soon as practicable after all closing conditions have been satisfied or waived.
The merger will be completed when Heartland files a certificate of merger with the Secretary of State of the State of Delaware and articles of merger with the Minnesota Secretary of State, unless Heartland and Signature agree to a later time for the completion of the merger and specify that time in the certificate of merger and articles of merger. We currently expect to complete the merger in the first quarter of 2018, subject to receipt of required shareholder and regulatory approvals.
Mutual Conditions to Completion of the Merger
Signature's and Heartland’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain mutual conditions, including:

•	the approval and adoption of the merger agreement by Signature shareholders;

•	no prohibitive change in laws;

•	the receipt of the required state and federal regulatory approvals;

•	the absence of any injunction or order, or any law or regulation, that would impair the merger;

•	the effectiveness of the registration statement for the issuance of Heartland common stock in exchange for Signature common stock;

•	the truth and correctness of the other party’s representations and warranties, subject to the applicable standard of materiality in the merger agreement;

•	the other party’s performance in all material respects of all of the obligations required to be performed by it under the merger agreement; and

•	neither party will have terminated the merger agreement as permitted by its terms.
Signature Conditions to Completion of the Merger
Signature's obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	no change of control of Heartland; and

•	the receipt by Signature of a legal opinion from its counsel that the merger will qualify as a tax-free reorganization pursuant to Section 368(a) of the Code.
Heartland Conditions to Completion of the Merger
Heartland's obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the total number of dissenting shares cannot be more than 10% of the number of outstanding shares of Signature common stock;

•	the receipt of certain consents and waivers from third parties;

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Signature will have furnished to Heartland the Indemnification Waiver Agreement executed by Kenneth D. Brooks and Leif E. Syverson as the Trustees of the Signature Bancshares, Inc. Employee Stock Ownership Plan and Trust dated March 31, 2015 (the "KSOP"), pursuant to which the KSOP Trustees will waive any rights to indemnification from the surviving bank, Heartland or any of their affiliates;

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Signature will have furnished to Heartland copies of the KSOP Trustees’ Certificate executed by Kenneth D. Brooks and Leif E. Syverson stating, among other things, that the terms and conditions of the merger agreement, taken as a whole, are fair to and in the best interest of the KSOP from a financial point of view;

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No person other than the Signature shareholders and the Signature option holders will have asserted that they are the owners of, or have the right to acquire, any capital stock in either Signature or Signature Bank, or are entitled to any merger consideration;

•	the employment agreement dated November 13, 2017, among Heartland, Signature, MB&T and Kenneth D. Brooks, the Chairman and President of Signature Bank, will be in full force and effect;

•	the employment agreement dated November 13, 2017, among Heartland, Signature, MB&T and Leif E. Syverson, the Executive Vice President of Signature Bank, will be in full force and effect; and

•
Signature will have delivered to Heartland on or prior to the second business day prior to the closing date a payoff letter from each lender or holder of any closing date indebtedness evidencing the aggregate amount of such indebtedness outstanding as of the closing date and including a customary statement that if such aggregate amount is paid on the closing date, such indebtedness will be repaid in full and all liens securing such closing date indebtedness may thereafter be automatically released and terminated.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.
No Solicitation
Signature has agreed that it will not, and will cause Signature Bank not to, and will use its best efforts to cause Signature' and Signature Bank' officers, directors, employees, agents and authorized representatives not to:

•
solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any "acquisition proposal" (as defined below), or take any action that would reasonably be expected to lead to an acquisition proposal;

•
furnish any information regarding Signature or Signature Bank to any person in connection with or in response to an acquisition proposal or an inquiry or indication of interest that would reasonably be expected to lead to an acquisition proposal;

•	engage in any discussions or negotiations regarding any acquisition proposal, or that would reasonably be expected to lead to any acquisition proposal;

•	approve, endorse or recommend any acquisition proposal; or

•	enter into a letter of intent or contract contemplating any acquisition transaction
However, prior to approval of the merger agreement by holders of a majority of issued and outstanding Signature common stock, Signature may consider and participate in discussions and negotiations with respect to an unsolicited bona fide acquisition proposal, and furnish information regarding Signature or Signature Bank in response to a "superior proposal," but only if: (1) the Signature board of directors determines in good faith, after consultation with outside counsel, that such action is required in order to comply with its fiduciary obligations to Signature' shareholders under applicable law; (2) the acquisition proposal did not result from any breach by Signature of its obligations under the merger agreement relating to non-solicitation; (3) Signature first enters into a confidentiality agreement with the party proposing the acquisition proposal and notifies Heartland at least two business days before furnishing any information; and (4) Signature also provides to Heartland any information it provides to the party proposing the acquisition proposal, at least two business days beforehand.
Signature has also agreed:

•
to notify Heartland promptly (and in any event within 24 hours) of any request for information relating to an acquisition proposal and to provide Heartland with relevant information regarding the acquisition proposal or request;

•	to keep Heartland fully informed of the status of any such acquisition proposal (including any modifications or proposed modifications); and

•	to cease immediately and cause to be terminated any existing discussions with any persons regarding an acquisition proposal.
As used in the merger agreement, "acquisition proposal" means any offer, proposal, inquiry or indication of interest contemplating or otherwise relating to (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Signature or Signature Bank is involved, (ii) in which any person or group (as defined in the Securities Exchange Act of 1934 and the rules promulgated thereunder (the "Exchange Act")) acquires beneficial or record ownership of more than 15% of outstanding securities of any class of voting securities of Signature or Signature Bank, or (iii) in which Signature or Signature Bank sells more than 20% of outstanding securities of any class of its voting securities, or (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Signature, except transactions in the ordinary course of business.

As used in the merger agreement, "superior proposal" means any acquisition proposal by a third party on terms which the board of directors of Signature determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the merger and the other transactions contemplated by the merger agreement, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable law, (b) after giving Heartland at least five Business Days to respond to such third-party acquisition proposal once the board of directors of Signature has notified Heartland that in the absence of any further action by Heartland it would consider such acquisition proposal to be a superior proposal, and then (c) after taking into account any amendment or modification to the merger agreement proposed by Heartland.
Termination
Signature and Heartland may agree in writing to terminate the merger agreement before completing the merger, even after approval and adoption of the merger agreement by Signature shareholders, if a majority of the board of directors of each of Signature and Heartland votes to do so.
In addition, either Heartland or Signature may decide to terminate the merger agreement in various circumstances, including the following:

•	if there is a law or governmental order that prohibits the merger;

•	if a governmental entity has denied the approval of the merger on a final and non-appealable basis;

•	if holders of a majority of the issued and outstanding shares of the Signature common stock fail to approve the merger at the special meeting;

•	if the merger has not been completed by June 30, 2018, unless the party seeking to terminate the agreement has failed to comply fully with its obligations under the merger agreement;

•
if the other party has or will have breached any representation, warranty or agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of the breach is given; or

•	if the satisfaction of any closing condition by the other party is or becomes impossible.
Signature may terminate the merger agreement pursuant to a "walk-away" right at any time within five business days after the determination date, if both of the following conditions are met:

•
the volume weighted average closing price of Heartland common stock during the 15 trading days ending on, and including, the trading day immediately preceding the 10th day prior to the determination date (the "Heartland determination date stock price") is below $40.21 and

•
the ratio of the Heartland determination date stock price to $47.30, the closing price of Heartland common stock on the trading day immediately prior to the date of the merger agreement, is less than the ratio of the average daily closing value of the KBW Nasdaq Regional Banking Index (^KRX) (the "Index") during the same time period used to calculate the Heartland determination date stock price, to the closing value of the Index on the trading day immediately prior to the date of the merger agreement, after subtracting 0.15 from the second ratio.

However, Signature's written notice to terminate the merger agreement will have no force and effect if Heartland exercises its "top-up" option and agrees in writing within five business days to increase the original exchange ratio to an amount equal to:

•	the original exchange ratio (0.061 shares of Heartland common stock for each share of Signature common stock), divided by the Heartland determination date stock price, and

•	multiplied by $40.21.
Alternatively, Heartland may retain the original exchange ratio and increase the cash consideration so that the Signature shareholders are entitled to receive the same value for each share of Signature common stock as the holder would have received had the original exchange ratio been increased, as described above. Because the "walk-away" formula is dependent on the future price of Heartland common stock and the Index, it is not possible to determine what the adjusted merger consideration would be at this time, but, in general, more cash or more shares of Heartland common stock would be issued to take into account the extent to which the decline in the average price of Heartland's common stock exceeded the decline in the average price of the common stock of the Index group.

Signature may also terminate the merger agreement if the Signature board of directors determines to enter into an agreement with a party other than Heartland if Signature has received a "superior proposal" from the other party, and Signature complies with applicable provisions of the merger agreement.
Termination Fee and Payment of Expenses
If the merger agreement is terminated and abandoned for any reason other than fraud, willful misconduct or material breach, it will become void and there will be no liability on the part of Heartland, Signature or their respective representatives, except that designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of expenses and/or a termination fee in the circumstances described below.
In certain events of termination, a party must reimburse the other party for out-of-pocket expenses in connection with the preparation, negotiation, execution and performance of the merger agreement, which expenses will not exceed $750,000 in the aggregate:

•
Heartland must pay to Signature all out-of-pocket expenses incurred by Signature in the event Heartland has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach cannot be cured in a 30-day period.

•
Signature must pay to Heartland all out-of-pocket expenses incurred by Heartland if the merger agreement is terminated because the merger agreement has not been adopted by the requisite vote of the shareholders of Signature at the special meeting, or because Signature has breached a representation, warranty or agreement contained in the merger agreement in any material respect, and such breach cannot be cured in a 30-day period.

In lieu of Heartland’s out-of-pocket expenses, Signature must pay a termination fee of $2.4 million in cash if the merger agreement is terminated:

•	by Signature because it has determined to enter into an agreement with another acquirer that has submitted a superior proposal;

•
by Heartland if Signature has breached its obligation to call a meeting of shareholders and to recommend that its shareholders adopt the merger agreement at such meeting, or Signature has breached the restrictions against solicitation of a superior proposal; or

•	by Heartland if Signature shareholders do not approve the merger.

Other Covenants and Agreements
Signature has undertaken customary covenants that place restrictions on it and Signature Bank until the completion of the merger. In general, Signature has agreed to, and has agreed to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice, preserve intact in all material respects its business organization and the goodwill, use commercially reasonable efforts to keep available the services of its officers and employees, and maintain satisfactory relationships with vendors, customers and others having business relationships with it.
Signature has further agreed that, except with Heartland’s prior written consent, Signature will not, and will cause Signature Bank not to, among other things, undertake any of the following actions:

•	amend its articles of incorporation or bylaws;

•
issue any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations in the ordinary course of business or pursuant to the exercise of the Signature stock options outstanding as of the date of the merger agreement;

•	redeem, purchase, acquire or offer to acquire any of its capital stock or any other ownership interest;

•
split, combine or reclassify any outstanding shares of capital stock, declare, set aside or pay any dividends or other distribution on any shares of its capital stock, except that Signature Bank may pay dividends to Signature, and Signature may pay dividends in the ordinary course of business for the sole purpose of providing Signature shareholders with funds to pay taxes on income received from Signature;

•	incur any material indebtedness, except in the ordinary course of business;

•	discharge or satisfy any material encumbrance on its properties or assets or pay any material liability, except otherwise in the ordinary course of business;

•
sell, assign, transfer, mortgage, pledge or subject to any lien or other encumbrance any of its assets, except in the ordinary course of business, for current property taxes not yet due and payable or non-material liens and encumbrances;

•	cancel any material indebtedness or claims or waive any rights of material value, except in the ordinary course of business;

•
acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to Signature, except in exchange for indebtedness previously contracted, including other real estate owned;

•
except for certain limited exceptions, make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

•	change its accounting methods, other than changes required by GAAP or regulatory accounting principles generally applicable to depository institutions;

•
allow its current insurance policies to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies are in full force and effect;

•
enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management, except in the ordinary course of business;

•	enter into or modify any independent contractor or consultant contract except in the ordinary course of business;

•	terminate the employment of any Signature employee, other than in the ordinary course of business for disciplinary or performance reasons;

•
amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as and to the extent required by law or in the merger agreement;

•	make, modify or revoke any election with respect to taxes, consent to any waiver or extension of time to asses or collect any taxes, file any amended returns or file any refund claim;

•	enter into any contract imposing an indemnity obligation of more than $50,000;

•	enter into or modify any material contract with respect to the matters described in this section;

•
make any commitments to extend credit except in a manner consistent with past practice, and if for more than $500,000 on an unsecured basis, for more than $1,000,000 on a secured basis, or for any amount to a borrower with loans listed on the watch list, after consultation with Heartland and as otherwise set forth in the merger agreement;

•
make any commitments to extend credit except in a manner consistent with past practice, and if for more than $1,000,000, after consultation with Heartland and as otherwise set forth in the merger agreement; or

•	sell any securities prior to maturity in its investment portfolio for a gain.
Representations and Warranties
The merger agreement contains representations and warranties by each of Signature and Heartland. Among others, Signature's representations and warranties to Heartland cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•
the fact that the approval of holders of a majority of the issued and outstanding shares of Signature common stock is the only vote required of any holders of Signature capital stock with respect to the merger agreement;

•	capitalization;

•	ownership of Signature common stock and Signature stock options;

•	financial statements and absence of liabilities not disclosed therein;

•	loans made by Signature Bank;

•	allowance for loan losses;

•	deposits;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	subsidiaries, interests in LLCs and off balance sheet arrangements;

•	the correctness of its books and records;

•	the absence of certain changes or events since September 30, 2017;

•	ownership and leases of real and personal property;

•	intellectual property;

•	environmental liability;

•	Community Reinvestment Act compliance;

•	taxes;

•	information security;

•	material contracts;

•	litigation;

•	brokers;

•	employee benefits and labor matters;

•	governance and administration of the KSOP

•	insurance matters;

•	transactions with affiliates;

•	permits and compliance with laws;

•	administration of fiduciary accounts;

•	interest rate risk management instruments;

•	absence of guarantees;

•	facts that relate to obtaining regulatory approvals;

•	the fairness opinion;

•	transactions in securities;

•	registration obligations;

•	the Signature Bank website; and

•	the non-omission of material facts.
Heartland’s representations and warranties to Signature cover the following:

•	corporate matters, including organization, standing and power;

•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•	validity of Heartland common stock to be issued pursuant to the merger;

•	capitalization;

•	accuracy of public filings;

•	the absence of any material adverse change since September 30, 2017;

•	reports and filings with federal and state banking, bank holding company and other regulatory authorities;

•	facts that relate to obtaining regulatory approvals;

•	the absence of any action that would cause the merger to fail to qualify for the tax treatment described in this proxy statement/prospectus;

•	the absence of any litigation that would prevent, enjoin, alter or materially delay the merger;

•	the financial capacity to pay the cash portion of the merger consideration;

•	compliance with Nasdaq rules and regulations; and

•	no brokers.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this proxy statement/prospectus as Appendix A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus, including the periodic and current reports and statements that Heartland files with the SEC. See "Where You Can Find More Information" on page 59.
Expenses and Fees
In general, except as described in "The Merger Agreement-Termination Fee and Payment of Expenses," each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, Heartland will pay the filing fees and printing and mailing costs in connection with the preparation and distribution of this proxy statement/prospectus and the filings with bank regulatory authorities.
Amendment or Waivers
The merger agreement may only be amended by written agreement, signed by both Heartland and Signature. Any provisions of the merger agreement may be waived by the party benefited by those provisions.
INFORMATION ABOUT SIGNATURE
Overview
Signature is a bank holding company located in Minnetonka, Minnesota which holds all of the shares of capital stock of Signature Bank, a Minnesota state non‑member bank with one office in Minnetonka, Minnesota. Signature Bank specializes in commercial, real estate and private banking for individuals and small‑ to mid‑size businesses. Substantially all of its operations are focused on serving the Twin Cities seven‑county metropolitan area.
As of September 30, 2017, Signature Bank had approximately $390 million in total assets, net loans of $329 million, total deposits of $339 million and shareholders’ equity of $38 million. Signature’s principal executive office is located at 9800 Bren Road East, Suite 200, Minnetonka, Minnesota 55343, and its phone number is (952) 936‑7800.
Beneficial Ownership of Signature Common Stock
The following table sets forth information as of December 14, 2017 about the beneficial ownership of Signature common stock by: (i) each person who is known to Signature to be the beneficial owner of more than 5% of Signature common stock; (ii) each director of Signature; (iii) each executive officer of Signature; and (iv) all directors and executive officers of Signature as a group. As used throughout this section, the term "executive officers" means Mr. Brooks, Signature’s President and Chief Executive Officer; Mr. Syverson, Signature's Secretary and Signature Bank’s Executive Vice President; Daniel W. Dryer, President of Signature Bank's Lease Finance Division; Michele L. Boeder, Signature’s Chief Financial Officer and Treasurer; Ken D. Wilmer, Signature Bank’s Senior Vice President, Division Manager, Business Banking; and Daniel J. Roberts, Signature Bank’s Senior Vice President, Division Manager, Private Banking. The information contained herein has been obtained from Signature’s records and from information furnished directly to Signature by each individual listed in the table. Applicable percentage ownership in the table is based on 15,122,729.08 shares of Signature common stock outstanding as of December 14, 2017. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power as to all of the shares beneficially owned by them. Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. In computing the number of shares beneficially owned by a person or group and the percentage ownership of that person or group, shares of Signature common stock subject to options currently exercisable or exercisable within 60 days after the above-referenced date are deemed outstanding, but they are not deemed outstanding for purposes of computing the percentage ownership of any other person. The address for each of the shareholders below is c/o

Signature Bancshares, Inc., 9800 Bren Road East, Suite 200, Minnetonka, Minnesota 55343.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Shares(1)		Percent of Class(2)
Signature Bancshares, Inc. Employee Stock Ownership Plan and Trust dated March 31, 2015(3)	3,880,585.00	(3)	25.66%
R. Matthew Mithun	965,000.00		6.38
Executive officers and directors
Kenneth D. Brooks	2,302,115.00	(4)	14.68
Leif E. Syverson	1,522,828.00	(5)	9.80
Daniel W. Dryer	917,154.00	(6)	6.04
Eugene H. Storms	104,600.40	(7)	0.69
Randy T. Morgan	104,600.40	(7)	0.69
John A. Berg	385,655.20	(8)	2.54
Michele L. Boeder	130,857.00	(9)	0.86
Ken D. Wilmer	81,600.00	(10)	0.54
Daniel J. Roberts	320,687.40	(11)	2.11
All executive officers and directors as a group (nine persons)	5,870,097.40	(12)	36.02
(1) Includes all shares beneficially owned, whether directly or indirectly, individually or together with associates. Includes any shares owned jointly with a spouse. Includes shares which may be purchased upon the exercise of options within 60 days of December 14, 2017 ("currently exercisable"). Also includes shares held in each individual’s account in the Signature Bancshares, Inc. Employee Stock Ownership Plan and Trust dated March 31, 2015 (the "KSOP") over which each such individual shares voting power with Kenneth D. Brooks and Leif E. Syverson, as trustees of the KSOP.
(2) The applicable percentage ownership is based on 15,122,729.08 shares of Signature common stock outstanding as of December 14, 2017 plus, on an individual basis, the right of that person or group to purchase shares of Signature common stock upon the exercise of currently exercisable options. Pursuant to the SEC’s rules, Signature did not deem these shares outstanding for the purpose of computing the percentage ownership of any other person.
(3) Kenneth D. Brooks and Leif E. Syverson, as trustees of the KSOP, share voting power over the shares of Signature common stock owned by the participants in the KSOP. Includes shares owned by the executive officers as participants in the KSOP, which are also included in their beneficial ownership and described in the applicable footnotes.
(4) Includes 1,382,624.00 shares owned as a participant in the KSOP and 557,125.00 shares subject to currently exercisable options.
(5) Includes 623,778.00 shares owned as a participant in the KSOP and 421,625.00 shares subject to currently exercisable options.
(6) Includes 299,580.00 shares owned as a participant in the KSOP and 53,916.00 shares subject to currently exercisable options.
(7) Includes 4,600.40 shares subject to currently exercisable options.
(8) Includes 45,655.20 shares subject to currently exercisable options.
(9) Includes 97,717.00 shares owned as a participant in the KSOP and 23,140.00 shares subject to currently exercisable options.
(10) Includes 6,600.00 shares subject to currently exercisable options.
(11) Includes 208,766.00 shares owned as a participant in the KSOP and 56,921.40 shares subject to currently exercisable options.
(12) Includes 2,612,465.00 shares owned as participants in the KSOP and 1,174,183.40 shares subject to currently exercisable options.

INFORMATION ABOUT HEARTLAND
General
Heartland is a multi-bank holding company. At September 30, 2017, Heartland had total assets of $9.76 billion, total loans held to maturity of $6.37 billion, total deposits of $8.23 billion and common stockholders’ equity of $980.7 million. Heartland’s total capital as of September 30, 2017, was $981.7 million. Heartland has completed two previous strategic acquisitions in 2017. On July 7, 2017, Heartland acquired Citywide Banks of Colorado, Inc., the parent company of Citywide Banks, its Colorado state banking subsidiary. In this transaction, Citywide Banks of Colorado, Inc. was merged into Heartland, and Citywide Banks was merged into Centennial Bank and Trust, Heartland's Colorado state banking subsidiary which has adopted the "Citywide Banks" name. On February 28, 2017, Heartland acquired Founders Bancorp, the parent company of Founders Community Bank, its California state banking subsidiary. In this transaction, Founders Bancorp was merged into Heartland, and Founders Community Bank was merged into Premier Valley Bank, Heartland's California state banking subsidiary.

Heartland conducts a community banking business through its bank subsidiaries, which are independently chartered community banks operating in the states of Iowa, Illinois, Wisconsin, New Mexico, Arizona, Montana, Colorado, Minnesota, Kansas, Missouri, Texas and California. All bank subsidiaries of Heartland are members of the FDIC. Listed below are Heartland's current 10 bank subsidiaries, which operated a total of 117 banking locations as of October 13, 2017:

•	Dubuque Bank and Trust Company, Dubuque, Iowa, is chartered under the laws of the state of Iowa.

•	Illinois Bank & Trust, Rockford, Illinois, is chartered under the laws of the state of Illinois.

•	Wisconsin Bank & Trust, Madison, Wisconsin, is chartered under the laws of the state of Wisconsin.

•	New Mexico Bank & Trust, Albuquerque, New Mexico, is chartered under the laws of the state of New Mexico.

•	Rocky Mountain Bank, Billings, Montana, is chartered under the laws of the state of Montana.

•	Arizona Bank & Trust, Phoenix, Arizona, is chartered under the laws of the state of Arizona.

•	Citywide Banks, Denver, Colorado, is chartered under the laws of the state of Colorado.

•	Minnesota Bank & Trust, Edina, Minnesota, is chartered under the laws of the state of Minnesota.

•	Morrill & Janes Bank and Trust Company, Merriam, Kansas, is chartered under the laws of the state of Kansas.

•	Premier Valley Bank, Fresno, California, is chartered under the laws of the state of California.

Dubuque Bank and Trust Company also has two wholly-owned non-bank subsidiaries:

•	DB&T Insurance, Inc., a multi-line insurance agency.

•	DB&T Community Development Corp., a community development company with the primary purpose of partnering in low-income housing and historic rehabilitation projects.

Heartland has three active non-bank subsidiaries as listed below:

•	Citizens Finance Parent Co., a consumer finance company with two wholly-owned subsidiaries:
◦Citizens Finance Co., a consumer finance company with offices in Iowa and Wisconsin.
◦Citizens Finance of Illinois Co., a consumer finance company with offices in Illinois.

•	Heartland Community Development Inc., a property management company with the primary purpose of holding and managing certain nonperforming assets acquired from the Bank Subsidiaries.

•
Heartland Financial USA, Inc. Insurance Services, a multi-line insurance agency with the primary purpose of providing online insurance products to consumers and small business clients in Bank Subsidiary markets.

In addition, as of September 30, 2017, Heartland had trust preferred securities issued through special purpose trust subsidiaries formed for the purpose of offering cumulative capital securities, including Heartland Financial Statutory Trust IV, Heartland Financial Statutory Trust V, Heartland Financial Statutory Trust VI, Heartland Financial Statutory Trust VII, Morrill Statutory Trust I, Morrill Statutory Trust II, Sheboygan Statutory Trust I, CBNM Capital Trust I, Citywide Capital Trust III, Citywide Capital Trust IV and Citywide Capital Trust V.

All of Heartland’s subsidiaries were wholly-owned as of September 30, 2017.

The principal business of Heartland's bank subsidiaries consists of making loans to and accepting deposits from businesses and individuals. Its bank subsidiaries provide full service commercial and retail banking in their communities. Both Heartland's loans and its deposits are generated primarily through strong banking and community relationships and through management that is actively involved in the community. Heartland's lending and investment activities are funded primarily by core deposits. This stable source of funding is achieved by developing strong banking relationships with customers through value-added product offerings, competitive market pricing, convenience and high-touch personal service. Deposit products, which are insured by the FDIC to the full extent permitted by law, include checking and other demand deposit accounts, NOW accounts, savings accounts, money market accounts, certificates of deposit, individual retirement accounts, health savings accounts and other time deposits. Loan products include commercial and industrial, commercial real estate, small business, agricultural, real estate mortgage, consumer, and credit cards for commercial, business and personal use.

Heartland supplements the local services of its bank subsidiaries with a full complement of ancillary services, including wealth management, investment and insurance services. Heartland provides convenient electronic banking services and client access to account information through business and personal online banking, mobile banking, bill payment, remote deposit capture, treasury management services, debit cards and automated teller machines.

Dubuque Bank and Trust Company, Heartland’s oldest bank subsidiary, was originally incorporated in Iowa in 1935. Heartland was formed as an Iowa operation to serve as its holding company in 1981, and Heartland reincorporated in Delaware on June 30, 1993. Heartland's principal executive offices are located at 1398 Central Avenue, Dubuque, Iowa 52001. Heartland’s telephone number is (563) 589-2100 and its website address is www.htlf.com.

Recent Development
On December 12, 2017, Heartland and First Bank Lubbock Bancshares, Inc. ("FBLB"), the parent company of FirstBank & Trust Company, a Texas state banking corporation ("FB&T"), entered into an agreement and plan of merger (the "FBLB Merger Agreement") which provides that, subject to the terms and conditions set forth in the FBLB Merger Agreement, FBLB will be merged with and into Heartland (the "FBLB Merger"). As a result of the FBLB Merger, FB&T will become a wholly-owned subsidiary of Heartland.
Holders of FBLB common stock will receive 3.0934 shares of Heartland common stock for each share of FBLB common stock outstanding (approximately 3,351,000 shares of Heartland common stock in the aggregate, of which 388,506 shares may be held back at closing to potentially satisfy certain tax indemnification obligations on the part of FBLB). In addition, subject to potential adjustments based on the adjusted tangible common equity of FBLB, holders of FBLB common stock and stock appreciation rights will receive in the aggregate $17.5 million in cash. Based on the closing price of Heartland common stock of $54.55 per share on January 11, 2018, holders of FBLB common stock and stock appreciation rights will receive aggregate consideration in the FBLB Merger of $200.3 million. The value of the consideration received by holders of FBLB common stock will change with fluctuations in the price of Heartland common stock.
The issuance of Heartland common stock to holders of FBLB common stock as consideration for their shares of FBLB common stock in the FBLB Merger is expected to be a tax-free exchange. The closing of the FBLB Merger is subject to customary closing conditions (including approvals by the shareholders of FBLB and bank regulatory authorities), and the closing of the FBLB Merger is expected to occur during the second quarter of 2018. Heartland expects the FBLB Merger to be accretive to Heartland’s earnings per share within the first year following completion of the FBLB Merger.
FB&T is a commercial and retail bank founded in 1996 and headquartered in Lubbock, Texas. As of September 30, 2017, FB&T had approximately $930 million in total assets, $652 million in net loans outstanding and $824 million in deposits. FB&T serves Lubbock and its surrounding communities from eight full-service banking centers located throughout West Texas. In addition, FB&T offers mortgage lending services from eight offices located throughout Texas through its wholly-owned subsidiary, PrimeWest Mortgage Corporation.
FB&T will do business under its present name and will be operated by its current management team. FB&T will be Heartland’s 11th state chartered bank, and the FBLB Merger represents Heartland’s first major entrée into the State of Texas. After the closing of the FBLB Merger and Heartland’s acquisition of Signature, Heartland will have assets of approximately $11.5 billion and operate 126 full-service banking locations across 12 states.

Additional Information About Heartland

Additional information about Heartland and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See "Where You Can Find More Information."

COMPARISON OF RIGHTS OF HOLDERS OF HEARTLAND
COMMON STOCK AND SIGNATURE COMMON STOCK

The rights of Signature shareholders are governed by the MBCA and Signature's articles of incorporation and bylaws. The rights of Heartland stockholders are governed by the DGCL and Heartland’s certificate of incorporation and bylaws. After the merger, the rights of Heartland’s stockholders and Signature's former shareholders will be governed by the DGCL and Heartland’s certificate of incorporation and bylaws. The following discussion summarizes the material differences between the rights of Signature shareholders and the rights of Heartland stockholders. You should read Heartland’s certificate of incorporation and bylaws and Signature's articles of incorporation and bylaws carefully and in their entirety.

Authorized Capital Stock

Heartland

Authorized:

•	40,000,000 shares of common stock

•	200,000 shares of preferred stock

◦	16,000 shares of Series A Junior Participating Preferred

◦	81,698 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series B

◦	81,698 shares of Non-Cumulative Perpetual Preferred Stock, Series C

◦	3,000 shares of Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D

◦	17,604 shares of undesignated preferred stock

Outstanding as of September 30, 2017:

•	Common stock:

◦	29,946,069 shares of common stock

•	Preferred Stock:

◦	745 shares of Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D

Signature

Authorized:

•	20,000,000 shares of common stock

Outstanding as of January 11, 2018:

•	Common stock:

◦	15,122,729.08 shares of common stock

Size of Board of Directors

Heartland

The DGCL provides that the board of directors of a business corporation shall consist of one or more members, each of whom shall be a natural person, and that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change shall be made only by amendment. Heartland’s certificate of incorporation provides that the number of directors shall not be less than three nor more than nine.

Signature

The MBCA provides that the board of directors shall consist of one or more directors. The number of directors shall be fixed by or in the manner provided in the articles or bylaws. The MBCA, unlike the DGCL, also allows shareholders to amend a corporation’s bylaws without the approval of the board of directors.

Signature’s bylaws provide that the number of directors shall be fixed by a resolution of the shareholders from time to time.

Qualifications of Directors

Heartland

The DGCL provides that directors need not be stockholders unless otherwise required by the certificate of incorporation or the bylaws, and that other qualifications of directors may be prescribed in the certificate of incorporation or the bylaws.

The Heartland bylaws provide that directors need not be residents of Delaware or the United States or stockholders of the corporation. Heartland’s certificate of incorporation and bylaws provide that a person shall not be eligible for election to the board of directors if such person is seventy (70) years of age or older on the date of such election, provided, however, that such restriction does not apply to any incumbent directors who attained the age of sixty-five (65) years prior to January 1, 1993.

Signature

Under the MBCA, a director is not required to be a resident of the state of Minnesota or a shareholder of the corporation, unless otherwise required by the bylaws.

The Signature bylaws similarly provide that directors need not be residents of Minnesota or shareholders of Signature.

Filling Vacancies on the Board

Heartland

The DGCL provides that, unless the certificate of incorporation or bylaws state otherwise, a majority of the directors then in office (although less than a quorum) or the sole remaining director may fill any vacancy on the board of directors including newly created directorships resulting from an increase in the number of directors.

Heartland’s bylaws provide that vacancies may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, by the nominating and compensation committee, or by the sole remaining director.

Signature

The MBCA provides that a vacancy on the board of directors may be filled by the board of directors or the shareholders, unless otherwise provided in the articles of incorporation. If the directors remaining in office constitute fewer than a quorum, the remaining directors then in office may still fill the vacancy by a majority vote.
Signature’s bylaws provide that a vacancy on the board of directors may be filled by the board of directors. If the directors remaining in office constitute less than a quorum, the remaining directors then in office may still fill the vacancy by a majority vote. Signature’s bylaws further provide that any directorship to be filled by reason of any increase in the number of directors will be filled by action of the shareholders or by action of the majority of the board of directors serving at the time of such increase.

Removal of Directors

Heartland

Under the DGCL, directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election; however, in the case of a corporation whose board of directors is classified, stockholders may effect such removal only for cause unless the certificate of incorporation otherwise provides.

Heartland’s certificate of incorporation provides that a director may only be removed for cause and by an affirmative vote of seventy percent (70%) of the outstanding shares entitled to vote generally in the election of directors at an annual meeting of stockholders or a meeting of the stockholders called for that purpose.

Signature

Under the MBCA, shareholders of a corporation may remove a director with or without cause, if removal is approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote at an election of directors. If a director is elected by a voting group of shareholders, as stated in the articles or bylaws, only the shareholders of that voting group may participate in the vote to remove that director. Unless the entire board is removed simultaneously, a director is not removed from the board if there are cast against removal of the director the votes of a proportion of the voting power sufficient to elect the director at an election of the entire board under cumulative voting.

Signature’s bylaws provide that any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of the shareholders holding a majority of the shares entitled to vote at an election of directors except, as otherwise provided by the MBCA, when the shareholders have the right to cumulate their votes. A director named by the board of the directors to fill a vacancy may be removed from office at any time, with or without cause, by the affirmative vote of a majority of the remaining directors if the director was named by the board of directors to fill the vacancy and the shareholders have not elected directors in the interim between the time of the appointment to fill such vacancy and the time of the removal. In the event that the entire board of directors or any one or more directors be so removed, new directors shall be elected at the same meeting.

Nomination of Directors for Election

Heartland

If a stockholder wishes to nominate a person for election as director, the stockholder must give timely notice in proper written form to the Secretary of Heartland. To be timely, such stockholder notice must be received by the Secretary at Heartland’s principal executive offices not later than the close of business on the thirtieth day nor earlier than the opening of business on the seventy-fifth day before the meeting; provided, however, that in the event the notice of the meeting is given less than forty (40) days before the meeting, notice must be received not later than ten (10) days after the date that notice of the meeting was given. To be in proper written form, such stockholder’s notice must be in writing and contain information regarding the nominee to the board of directors and the stockholder bringing the nomination and other information specified in Heartland’s bylaws.

Signature

Signature's bylaws do not specify procedures with respect to the nomination of directors. The board of directors may, by resolution, adopt procedures for the nomination of directors.

Fiduciary Duty of Directors

Heartland

Directors of Delaware have fiduciary obligations to act in accordance with the so-called duties of "due care" and "loyalty." The duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty requires the directors to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interests of the corporation.

Signature

Under the MBCA, directors owe a duty of care to the corporation and its shareholders. This standard requires the director to act in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances. Directors also have a duty of loyalty to the corporation and its shareholders, requiring the director to act in the best interest of the corporation.

Anti-Takeover Provisions

Heartland

The DGCL generally prohibits certain Delaware corporations from engaging in any "business combination" with any "interested stockholder" for a period of three years following the time that the stockholder became an interested stockholder unless:

•
the board of directors approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the stockholder becoming an interested stockholder;

•
the interested stockholder acquires at least eighty-five percent (85%) of the voting stock (excluding shares held by officers, directors and certain employee stock plans) of the corporation in the transaction that causes the stockholder to become an interested stockholder; or

•
the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least a majority of the outstanding voting stock (excluding stock owned by the interested stockholder).

The DGCL generally defines "business combination" to include merger; sale or other disposition to the interested stockholder of ten percent (10%) or more of the assets of the corporation; subject to specified exceptions, a transaction by the corporation that results in an increase in the stock of the corporation owned by the interested stockholder; and other financial benefits provided to the interested stockholder by or through the corporation.

Generally, the DGCL defines an "interested stockholder" as (i) any person owning fifteen percent (15%) or more of the outstanding voting stock of the corporation, or (i) any affiliate or associate of the corporation that owned fifteen percent (15%) or more of the voting stock of the corporation during the past three years.

Signature

The MBCA generally prohibits certain Minnesota issuing public corporations from engaging in any “business combination” with any “interested shareholder” for a period of four years following the interested shareholder’s share acquisition date unless a good faith definitive proposal regarding the business combination or the acquisition of shares made by the interested shareholder on the interested shareholder's share acquisition date is approved by a committee of disinterested directors of the board of directors before the interested shareholder's share acquisition date or on the share acquisition date but prior to the interested shareholder's becoming an interested shareholder on the share acquisition date.

The MBCA general defines “business combination” to include merger, sale or other disposition to the interested shareholder.

Generally, the MBCA defines an “interested stockholder” as (i) any person owning ten percent (10%) or more of the outstanding voting power of the outstanding shares entitled to vote of the issuing public corporation, or (ii) any affiliate or associate of the issuing public corporation that at any time within the four-year period immediately before the date in question, was the beneficial owner of ten percent (10%) or more of the voting power of the then outstanding shares entitled to vote of the issuing public corporation.

Shareholder Meeting

Heartland

Annual Meetings. Under Heartland’s bylaws an annual meeting of the stockholders must be held on the Wednesday following the third Tuesday of May each year or on such other date as the board of directors may determine.

Special Meetings. Under the DGCL, a special meeting may be called by the board of directors or by other persons authorized by the certificate of incorporation or the bylaws. Heartland’s bylaws provide that special meetings of the stockholders may be called by the chairman of the board, the vice chairman of the board, the president, the board, or at the written request of stockholders representing a majority of outstanding voting shares.

Signature

Regular Meetings. Under Signature’s bylaws, a regular meeting of the shareholders shall be held on such date as the board of directors shall by resolution establish.

Special Meeting. Under the MBCA, the chief executive officer; the chief financial officer; the treasurer; any two or more directors; a person authorized in the articles or bylaws to call special meetings; or a shareholder or shareholders holding ten percent (10%) or more of the voting power of all shares entitles to vote, may call a special meeting of shareholders. Signature’s bylaws are consistent with the MBCA and also allow for the President to call such meetings.

Submission of Shareholder Proposals

Heartland

Heartland’s bylaws provide that a stockholder must give notice to the secretary of Heartland not less than thirty (30) days nor more than seventy-five (75) days prior to the date of the originally scheduled meeting in order to bring business before an annual meeting. The notice must set forth as to each matter the stockholder proposes to bring before the meeting: (i) a description of the proposal and the reasons for the proposal; (ii) the name and address of the proposing stockholder; (iii) the number of shares of Heartland’s common stock beneficially owned by the stockholder; and (iv) any interest of the stockholder in the proposal.

Signature

Signature’s bylaws do not specify procedures with respect to business that may be brought by a shareholder at a meeting of shareholders.

Notice of Shareholder Meetings

Heartland

Heartland’s bylaws provide that it shall notify stockholders of the place, date, and time of a meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting or in the case of a merger or consolidation of Heartland requiring stockholder approval or a sale, lease or exchange of all or substantially all of Heartland’s property and assets, not less than twenty (20) nor more than sixty (60) days before the date of meeting. If the notice is for a meeting other than the annual meeting, the notice shall also specify the purpose or purposes for which the meeting is called.

Signature

Signature’s bylaws provide that the corporation shall notify those shareholders entitled to vote of the date, time and place of each shareholders meeting not less than five (5) nor more than sixty (60) days before the meeting date. Notice of special shareholders’ meeting must include the purpose or purposes of the meeting, and the business transacted at all special meetings shall be confined to the purpose stated in the notice except as may otherwise be required by the MBCA. However, notice of a meeting at which a plan or agreement of merger or exchange is to be considered shall be mailed to all shareholders of record, whether or not entitled to vote at a meeting, not less than fourteen (14) days nor more than sixty (60) days prior thereto, and a copy or description of the plan or agreement of merger or exchange must be included.

Shareholder Vote Required for Mergers and Sales

Heartland

The DGCL generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the DGCL, a surviving bank need not obtain stockholder approval for a merger if: (i) the merger agreement does not amend the certificate of incorporation of the surviving bank; (ii) each share of the surviving bank’s stock outstanding prior to the merger remains outstanding in identical form after the merger; or (iii) either no shares of common stock of the surviving bank are to be issued in the merger, or, if common stock will be issued, it will not increase the number of shares of common stock outstanding prior to the merger by more than twenty percent (20%).

In addition, the DGCL permits the merger of one corporation, of which at least ninety percent (90%) of the outstanding shares of each class is owned by another corporation, with or into the other corporation, without shareholder approval of either corporation.

Heartland’s certificate of incorporation provides that a merger or consolidation or a sale, lease or exchange of all or substantially all of Heartland’s property and assets requires the affirmative vote of seventy percent (70%) of Heartland’s voting shares unless such transaction (i) is approved by resolution adopted by not less than sixty-six and a majority percent (66-2/3%) of Heartland’s board of directors, (ii) is with a corporation of which the majority of the outstanding shares are owned by Heartland, or (iii) does not require stockholder approval pursuant to the DGCL.

Signature

The MBCA generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by an affirmative vote of the holders of a majority of the voting power of all shares entitled to vote.

Under the MBCA, a surviving corporation need not obtain shareholder approval for a merger if: (i) the articles of the corporation will not be amended in the transaction; (ii) each holder share of the surviving corporation’s shares outstanding prior to the merger remains outstanding in identical form after the merger; (iii) the voting power of the outstanding shares of the corporation entitled to vote immediately after the merger, plus the voting power of the shares of the corporation entitled to vote issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than twenty percent (20%), the voting power of the outstanding shares of the corporation entitled to vote immediately before the transaction or (iv) The number of participating shares of the corporation immediately after the merger, plus the number of participating shares of the corporation issuable on conversion of, or on the exercise of rights to purchase, securities issued in the transaction, will not exceed by more than twenty percent (20%), the number of participating shares of the corporation immediately before the transaction. "Participating shares" are outstanding shares of the corporation that entitle their holders to participate without limitation in distributions by the corporation.

Neither Signature’s articles of incorporation or bylaws provide for any special voting requirements for mergers or sales.

Distributions

Heartland

The DGCL allows the board of directors to declare and pay dividends and other distributions to stockholders either out of surplus, or out of net profits for the current or preceding fiscal year in which the dividend is declared. A distribution out of net profits is not permitted if a corporation’s capital is less than the accumulated preference of preference shares, until the deficiency has been repaired.

In addition to the restrictions discussed above, Heartland’s ability to pay dividends to its stockholders may be affected by rules, regulations and policies of the Federal Reserve applicable to bank holding companies.

Under the Certificate of Designations of its Series D Preferred Stock, Heartland is prohibited from paying dividends on any shares of parity stock or junior stock (other than a dividend payable solely in shares of junior stock) or redeeming shares of parity stock or junior stock if it has failed to pay dividends on such Series D Preferred Stock.

Signature

The MBCA allows the board of directors to make a distribution only if the board of directors determines that the corporation will be able to pay its debts in the ordinary course of business after making the distribution and the board of directors does not know before the distribution is made that the determination was or has become erroneous. Signature’s bylaws do not provide any special requirements for issuing dividends.

In addition to the restrictions discussed above, Signature’s ability to pay dividends to its stockholders may be affected by rules, regulations and policies of the Federal Reserve applicable to bank holding companies.

Dissenters’ Rights of Appraisal

Heartland

Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote:

•	the shares are listed on a national securities exchange; or

•	the shares are held of record by more than 2,000 stockholders.
Further, no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving bank.

Regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:

•	shares of stock of the corporation surviving or resulting from the merger or consolidation;

•
shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;

•	cash in lieu of fractional shares of the corporations described in either of the above; or

•	any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

Signature

Under the MBCA, shareholders have appraisal rights in connection with mergers and consolidations, provided the shareholder complies with certain procedural requirements of the MBCA.

However, unless the articles, the bylaws, or a resolution approved by the board otherwise provide, dissenters' rights do not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

Furthermore, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a shareholder meeting, or if there is no shareholder meeting, the day before the effective date of the merger or consolidation, the shares are listed on a national securities exchange.

    Further, no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving bank.

    Regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, listed on a national securities exchange at the time the corporate action becomes effective.

Shareholder Class Voting Rights

Heartland

The DGCL provides that unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

The Series D Preferred Stock shall have the right to vote with the common stock on a converted basis and as a single class upon any amendment to the certificate of incorporation that would adversely affect their powers, preferences or special rights.

Signature

The MBCA provides that unless otherwise provided in a corporation’s articles, each shareholder is entitled to one vote for each share held.

Indemnification

Heartland

A Delaware corporation is required to indemnify a present or former director or officer against expenses actually and reasonably incurred in an action that such person successfully defends on the merits or otherwise.

A corporation may indemnify any director, officer, employee or agent who is or is threatened to be made a party to a non-derivative proceeding against expenses, judgments and settlements incurred in connection with the proceeding, provided the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. A director, officer, employee or agent made or threatened to be made a party to a derivative action can be indemnified to the same extent, except that indemnification is not permitted with respect to claims in which the person has been adjudged liable to the corporation unless the court determines to allow indemnity for expenses.

Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, shall be made by the corporation upon a determination by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) the stockholders. The statutory rights regarding indemnification are not exclusive.

Heartland’s bylaws provide that Heartland shall indemnify a director or officer made party to a proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses, judgments, fines and settlements in the circumstances that the Delaware statute allows, and under the authority of one of the groups specified above, excluding independent legal counsel.

Signature

The MBCA allows a corporation to indemnify a present or former director, officer, board committee member or employee, acting in such person’s official capacity of the corporation, made or threatened to be made a party to a proceeding against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of the person complained of in the proceeding, the person: (i) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and the MBCA director conflict of interest rules, if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) such person reasonably believed that the conduct was in the best interests of the corporation, or reasonably believed that the conduct was not opposed to the best interests of the corporation.

The articles or bylaws either may prohibit indemnification or advances of expenses otherwise required by the MBCA or may impose conditions on indemnification or advances of expenses in addition to the conditions contained in the MBCA including, without limitation, monetary limits on indemnification or advances of expenses, if the prohibition or conditions apply equally to all persons or to all persons within a given class. A prohibition or limit on indemnification or advances may not apply to or affect the right of a person to indemnification or advances of expenses with respect to any acts or omissions of the person occurring prior to the effective date of a provision in the articles or the date of adoption of a provision in the bylaws establishing the prohibition or limit on indemnification or advances.

Expenses incurred in defending any proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of: (i) an affirmation of director’s good faith that he or she meets the indemnification standards described above, (ii) an undertaking by or on behalf of the agent to repay that amount if it shall be determined ultimately that the agent is not entitled to be indemnified, and (iii) a determination that the facts then known to those making the determination would not preclude indemnification.

Before it can occur, indemnification must be authorized through one of the following mechanisms in the following order: (i) a majority vote of disinterested directors (provided they constitute a quorum); (ii) if quorum cannot be obtained, majority vote of a committee, designated by the directors including directors who are parties; (iii) if the determination is not met by (i) or (ii), the written opinion of independent legal counsel, selected either by a majority of the board or a committee by vote pursuant to (i) or (ii), or, if the requisite quorum of the full board cannot be obtained and the committee cannot be established, my a majority of the full board including directors who are parties; (iv) by a majority vote of the disinterested shareholders and the disinterested shareholders shares shall not be counted in determining the presence of a quorum and are not considered to be present and entitled to vote on the determination or (v) if an adverse determination or no determination is made with 60 days after (x) the later to occur of the termination of a proceeding or a written request for indemnification to the corporation or (y) a written request for an advance of expenses, as the case may be, by a court in this state, which may be the same court in which the proceeding involving the person's liability took place, upon application of the person and any notice the court requires.

Signature's articles of incorporation provide for indemnity of persons to the extent and in the manner permitted by the MBCA. This includes circumstances in which indemnification would be discretionary under the MBCA or subject to particular standards of conduct under the MBCA.

Limitations on Directors’ Liability

Heartland

Under the DGCL, a Delaware corporation’s certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty; (iii) improper personal benefits; or (iv) certain unlawful distributions. Heartland’s certificate of incorporation contains such an exculpatory provision.

Signature

Under the MBCA, a Minnesota corporation’s articles of incorporation may eliminate director liability for all acts except: (i) a breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) approving an illegal distribution; (iv) a transaction from which the director derived an improper personal benefit; and (v) for any act or omission occurring prior to the date when the provision in the articles eliminating or limiting liability becomes effective.

Amendment of Certificate or Articles of Incorporation

Heartland

Under the DGCL and unless the certificate requires a greater value, an amendment to the certificate of incorporation may be adopted by holders of a majority of the voting shares at a meeting at which a quorum is present, provided that, a class of stockholders has the right to vote separately on an amendment if it would: (i) increase or decrease the aggregate number of authorized shares of the class; (ii) increase or decrease the par value of the shares of the class; or (iii) adversely change the powers, preferences, or special rights of the shares of the class.

The Heartland certificate of incorporation provides that the provisions regarding (i) amendment to bylaws and certificate of incorporation, (ii) the size, qualifications and classes of the board of directors, (iii) additional voting requirements, (iv) business combinations with interested stockholders, and (v) stockholder action by written consent, shall not be amended, changed or repealed unless approved by the affirmative vote of the holders of shares having at least 70% of the voting power of all outstanding stock entitled to vote thereon, unless such amendment, change or repeal was approved by at least sixty-six and a majority percent (66-2/3%) of the directors.

Signature

Under the MBCA, and unless otherwise provided in the articles, amendments to the articles shall be approved by the affirmative voters of the holders of the greater of (i) a majority of the voting power of the shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting, except where this chapter or the articles require a larger proportion or number.

An amendment that merely restates the existing articles, as amended, may be authorized by a resolution approved by the board and may, but need not, be submitted to and approved by the shareholders.

Signature’s articles of incorporation do not provide for any special requirements for amendment of the articles of incorporation.

Amendment of Bylaws

Heartland

Under the DGCL, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.

Heartland’s certificate of incorporation and bylaws provide that the bylaws also may be amended, altered or repealed by (i) the stockholders, provided such amendment, alteration or repeal is approved by the affirmative vote of holders of not less than seventy (70%) of the outstanding shares of stock entitled to vote at an election of directors, or (ii) the affirmative vote of not less than sixty-six and a majority percent (66 2/3%) of the directors.

Signature

Under the MBCA, unless reserved by the articles of incorporation to the shareholders, the power to amend the bylaws be vested in the board. However, the shareholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power.

Signature’s bylaws provide that the board of directors may amend or repeal the bylaws. However, the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications, or terms of office, except that the board of directors may adopt or amend any bylaws to increase the number of directors.

Shareholder Inspection Rights

Heartland

Under the DGCL, every stockholder of record has the right to inspect, upon written demand under oath stating the stockholder’s purpose for inspection, in person or by agent or attorney, the corporation’s stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.

Signature

Under the MBCA, a shareholder is entitled to inspect and copy the following records of the corporation, if the shareholder gives the corporation written demand at least ten days before the date on which the shareholder wishes to inspect and copy the following records: (i) records of all proceedings of shareholders for the last three years, (ii) records of all proceedings of the board for the last three years, (iii) its articles and all amendments currently in effect, (iv) its bylaws and all amendments currently in effect, (v) annual financial statements and the financial statement for the most recent interim period prepared in the course of the operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record, (vi) reports made to shareholders generally within the last three years, (vii) a statement of the names and usual business addresses of its directors and principal officers (viii) voting trust agreements, (ix) shareholder control agreements and (x) a copy of agreements, contracts, or other arrangements or portions of the articles of incorporation incorporated by reference.

CERTAIN OPINIONS

The validity of the Heartland common stock offered by this proxy statement/prospectus has been passed upon for Heartland by Dorsey & Whitney LLP.
Winthrop & Weinstine, P.A. has delivered an opinion concerning material federal income tax consequences of the merger. See "Background and Reasons for the Merger-Material U.S. Federal Income Tax Consequences of the Merger" on pages 32 to 34.

EXPERTS

The consolidated financial statements of Heartland Financial USA, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
Heartland files annual, quarterly and current reports, proxy statements and other information with the SEC. Heartland’s SEC filings are available to the public through the Internet at the SEC web site at http://www.sec.gov. You may also read and copy any document Heartland files with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities and their copy charges. You may also obtain copies of our SEC filings at the office of The Nasdaq Stock Market located at One Liberty Plaza, 165 Broadway, New York, NY 10006. For further information on obtaining copies of Heartland’s public filings at The Nasdaq Stock Market, you should call 1-212-401-8700.
The SEC allows Heartland to incorporate by reference into this proxy statement/prospectus the information it files with the SEC. This allows Heartland to disclose important information to you by referencing those filed documents. Heartland has previously filed the following documents with the SEC and is incorporating them by reference into this proxy statement/prospectus:

•	Heartland’s Annual Report on Form 10-K for the year ended December 31, 2016;

•	Heartland definitive Proxy Statement for its annual meeting of stockholders held on May 17, 2017;

•	Heartland’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017; June 30, 2017; and September 30, 2017;

•
Heartland’s Current Reports on Form 8-K filed on January 18, 2017; February 10, 2017; February 14, 2017; February 21, 2017; May 19, 2017, as amended on July 26, 2017; July 11, 2017; and December 13, 2017; and

•
the description of Heartland’s common stock and preferred share purchase rights included in its registration statements on Form 8-A filed with the SEC, including any amendment or reports filed for the purpose of updating such description, and in any other registration statement or report filed by us under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

Heartland is also incorporating by reference any future filings made by it with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this proxy statement/prospectus is a part and prior to the date of the Signature special meeting on February 20, 2018. The most recent information that Heartland files with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this proxy statement/prospectus or any supplement at no cost by writing or telephoning us at:
Investor Relations
Heartland Financial USA, Inc.
1398 Central Avenue
Dubuque, Iowa 52001
(563) 589-2100

This proxy statement/prospectus contains a description of the representations and warranties that each of Signature and Heartland made to the other party in the merger agreement in Appendix A, which is incorporated by reference into this proxy statement/prospectus. Representations and warranties made by Signature, Heartland and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this proxy statement/prospectus or are incorporated by reference into this proxy statement/prospectus. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus, including the periodic and current reports and statements that Heartland files with the SEC.
You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus or any supplement relating to the offered securities. We have not authorized anyone to provide you with different information. You should not assume that the information in this proxy statement/prospectus or any supplement is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
DATED AS OF NOVEMBER 13, 2017
BY AND BETWEEN
HEARTLAND FINANCIAL USA, INC.
AND
SIGNATURE BANCSHARES, INC.

4.11	Subsidiaries; Interests in LLCs; Off Balance Sheet Arrangements	A-24
4.12	Books and Records; Internal Controls	A-24
4.13	No Material Adverse Changes	A-25
4.14	Absence of Certain Developments	A-25
4.15	Properties	A-26
4.16	Intellectual Property	A-27
4.17	Environmental Matters	A-27
4.18	Community Reinvestment Act	A-29
4.19	Information Security	A-29
4.20	Tax Matters	A-29
4.21	Contracts and Commitments	A-32
4.22	Litigation	A-33
4.23	No Brokers or Finders	A-33
4.24	Employees	A-33
4.25	Employee Benefit Plans	A-36
4.26	KSOP Trustees; Plan Administrator	A-38
4.27	Insurance	A-39
4.28	Affiliate Transactions	A-39
4.29	Compliance with Laws; Permits	A-39
4.30	No Fiduciary Accounts	A-40
4.31	Interest Rate Risk Management Instruments	A-40
4.32	No Guarantees	A-40
4.33	Regulatory Approvals	A-40
4.34	Fairness Opinion	A-40
4.35	Transactions in Securities	A-40
4.36	Registration Obligation	A-40
4.37	Disclosure	A-40

ARTICLE 5 CONDUCT OF BUSINESS PENDING THE MERGER		A-41

5.1	Conduct of Business	A-41
5.2	Access to Information; Confidentiality	A-42
5.3	Notice of Developments	A-43
5.4	Certain Loans and Related Matters	A-43
5.5	Financial Statements and Pay Listings	A-44
5.6	Consents and Authorizations	A-44
5.7	Tax Matters	A-44
5.8	No Solicitation	A-45
5.9	Maintenance of Allowance for Loan and Lease Losses	A-46
5.10	Signature Forbearances	A-46
5.11	Consent of Holders of Signature Stock Options	A-46

ARTICLE 6 ADDITIONAL COVENANTS AND AGREEMENTS		A-46

6.1	The Bank Merger	A-46
6.2	Filings and Regulatory Approvals	A-46
6.3	Shareholder Meetings; Registration Statement	A-46
6.4	Establishment of Accruals	A-48
6.5	Employee Matters	A-48

6.6	Tax Treatment	A-50
6.7	Updated Schedules	A-50
6.8	Indemnification; Directors’ and Officers’ Insurance	A-50
6.9	Determination of Adjusted Tangible Common Equity	A-51
6.10	Heartland Confidential Information	A-51
6.11	Indemnification Waiver Agreements	A-51

ARTICLE 7 CONDITIONS		A-51

7.1	Conditions to Obligations of Each Party	A-51
7.2	Additional Conditions to Obligation of Signature	A-52
7.3	Additional Conditions to Obligation of Heartland	A-53

ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		A-54

8.1	Reasons for Termination	A-54
8.2	Effect of Termination	A-56
8.3	Expenses	A-56
8.4	Signature Termination Fee	A-56
8.5	Amendment	A-56
8.6	Waiver	A-56

ARTICLE 9 GENERAL PROVISIONS		A-57

9.1	Press Releases and Announcements	A-57
9.2	Notices	A-57
9.3	Assignment	A-58
9.4	No Third Party Beneficiaries	A-58
9.5	Schedules	A-58
9.6	Interpretation	A-59
9.7	Severability	A-59
9.8	Complete Agreement	A-59
9.9	Governing Law	A-59
9.10	Submission to Jurisdiction	A-59
9.11	Specific Performance	A-60
9.12	Waiver of Jury Trial	A-60
9.13	Investigation of Representations, Warranties and Covenants	A-60
9.14	No Survival of Representations	A-60

SIGNATURES		A-61

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of November 13, 2017, is made and entered into by and between Heartland Financial USA, Inc., a Delaware corporation (“Heartland”), and Signature Bancshares, Inc., a Minnesota corporation (“Signature”).
WHEREAS, the respective Boards of Directors of Heartland and Signature have determined that it is advisable and in the best interests of Heartland and Signature and their respective shareholders to consummate the merger of Signature with and into Heartland as described in Article 2 (the “Merger”);
WHEREAS, as a result of the Merger, the outstanding shares of common stock, par value $0.01 per share, of Signature (“Signature Common Stock”) will be converted into a combination of cash and shares of common stock, $1.00 par value per share, of Heartland (“Heartland Common Stock”);
WHEREAS, Signature owns all of the issued and outstanding capital stock of Signature Bank, a Minnesota state-chartered bank, and Heartland owns all of the issued and outstanding capital stock of Minnesota Bank & Trust, a Minnesota state-chartered bank (“MB&T”), and Heartland and Signature desire that Signature Bank be merged with and into MB&T immediately after the Merger (the “Bank Merger”) pursuant to a Bank Merger Agreement (the “Bank Merger Agreement”) substantially in the form attached hereto as Exhibit A;
WHEREAS, as an inducement to Heartland to enter into this Agreement, holders of Signature Common Stock who own approximately 23.4% of the outstanding shares of Signature Common Stock have entered into a Shareholder Voting Agreement dated the date hereof with the Company (the “Shareholder Voting Agreement”) pursuant to which such holders have agreed to vote in favor of the Merger and all other transactions contemplated by this Agreement;
WHEREAS, Kenneth D. Brooks, President and Chief Executive Officer of Signature (“Brooks”), has entered into the Brooks Employment Agreement (as defined in Article 1);
WHEREAS, Leif E. Syverson, Executive Vice President of Signature (“Syverson”), has entered into the Syverson Employment Agreement (as defined in Article 1);
WHEREAS, as an inducement to Heartland to enter into this Agreement, each of Brooks, Syverson and Daniel W. Dryer has entered into a KSOP Pass-Through Voting Agreement dated the date hereof with the Company (the “KSOP Pass-Through Voting Agreement”) pursuant to which each of them has agreed to direct the KSOP Trustees (as defined in Article 1) to vote the shares of Signature Common Stock he owns through the KSOP in favor of the Merger and all other transactions contemplated by this Agreement;
WHEREAS, Heartland and Signature desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and that the Merger qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), and the rules and regulations promulgated thereunder.
NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:
ARTICLE 1
DEFINITIONS

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Heartland) contemplating or otherwise relating to any Acquisition Transaction.
“Acquisition Transaction” means, other than the transactions contemplated by this Agreement, any transaction or series of transactions involving (a) any merger, consolidation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (i) in which Signature or Signature Bank is a constituent corporation, (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Signature or Signature Bank or (iii) in which Signature or Signature Bank issues or sells securities representing more than 20% of the outstanding securities of any class of voting securities of Signature or Signature Bank; or (b) any sale (other than sales in the Ordinary Course of Business), lease (other than in the Ordinary Course of Business), exchange, transfer (other than in the Ordinary Course of Business), license (other than nonexclusive licenses in the Ordinary Course of Business), acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Signature.
“Actual Cash Consideration” means the Cash Consideration, the Downwardly Adjusted Cash Consideration or the Upwardly Adjusted Cash Consideration, as the case may be, that any holder of Signature Common Stock will be entitled to receive for each Signature Converted Common Share pursuant to Sections 2.3(a) and 2.4.
“Adjusted Tangible Common Equity” means (a) the sum of (i) the total stockholders’ common equity of Signature, determined in accordance with GAAP as of the close of business on the Determination Date after giving effect to the Determination Date to Effective Time Adjustment, (ii)  the Determination Date Transaction Expenses, and (iii) the amount, if any, by which the Determination Date Transaction Expenses are less than $2,000,000, less (b) the sum of (x) the value of the Intangible Assets determined as of the close of business on the Determination Date as adjusted to reflect a reasonable projection of the increase or decrease in the value of the Intangible Assets through the Effective Time, (y) the amount, if any, by which the Determination Date Transaction Expenses exceed $2,250,000, and (z) the aggregate amount of proceeds, if any, received by Signature from the exercise of the Signature Stock Options between the date hereof and the Effective Time.
“Affiliate” has the meaning set forth in Rule 12b‑2 under the Exchange Act.
“Ancillary Documents” means the Shareholder Voting Agreement, the Brooks Employment Agreement, the Syverson Employment Agreement, the KSOP Pass-Through Voting Agreement, the Indemnification Waiver Agreement, the NDA and any and all other agreements, certificates and documents required to be delivered by either party hereto prior to or at the Closing pursuant to the terms of this Agreement.
“Brooks Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, Signature, MB&T and Brooks, which will become effective as of the Effective Time and will supersede and cancel the Employment Agreement dated October 28, 2003, as amended August 15, 2012, between Signature Bank and Brooks that will expire on December 31, 2017.
“Business Day” means any day other than Saturday, Sunday or a day on which a state bank is required to be closed under Minnesota Law.
“Bylaws” mean, with respect to any corporation, those instruments that at that time constitute its bylaws, including any amendments thereto.
“Charter” means (a) with respect to any corporation, those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable Law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificates of merger or consolidation, and (b) with respect to any limited liability company, those agreements and instruments that at that time constitute the limited liability company agreement or operating of such limited liability company agreement executed by the members of the limited liability company, including any amendments thereto.
“Closing Date Bell Bank Indebtedness” means all of the principal and interest due as of the Effective Time with respect to the Promissory Note dated December 17, 2014 from Signature, as Borrower, to Bell Bank, as Lender, as amended by the Note Modification Agreement dated September 19, 2017 between Bell Bank and Signature.
“Closing Date Indebtedness” means, collectively, the Closing Date Bell Bank Indebtedness and the Closing Date Signature Debenture Indebtedness.
“Closing Date Signature Debenture Indebtedness” means all of the principal and interest due as of the Effective Time with respect to the Subordinated Debentures dated as of various dates from September 12, 2014 to July 12, 2016 of Signature issued to 24 holders and listed on Schedule 4.21(xii) of the Disclosure Schedules.
“Code” means the Internal Revenue Code of 1986, as amended.
“Commonly Controlled Entity” means any entity under common control with Signature within the meaning of Sections 414(b), (c), (m), (o) or (t) of the Code.

“Consent” means any authorization, consent, approval, filing, waiver, exemption or other action by or notice to any Person.
“Contract” means a contract, agreement, lease, commitment or binding understanding, whether oral or written, that is in effect as of the date of this Agreement or any time after the date of this Agreement.
“CRA” means the Community Reinvestment Act.
“Determination Date” means the last Business Day of the month immediately preceding the month in which the Effective Time occurs.
“Determination Date to Effective Time Adjustment” means an adjustment of the total stockholders’ common equity of Signature from the Determination Date through and including the Effective Time based on the average daily financial results of Signature during the six-month period ending on the Determination Date.
“Determination Date Transaction Expenses” means the amount of Transaction Expenses (a) paid and expensed by Signature or Signature Bank through the close of business on the Determination Date, or (b) reflected as accrued expenses on the Signature Determination Date Balance Sheet.
“Disclosure Schedules” means the Schedules delivered by Signature to Heartland on or prior to the date of this Agreement, which will be neither attached to this Agreement nor publicly available.
“Encumbrance” means any charge, claim, community property interest, easement, covenant, condition, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“GAAP” means generally accepted accounting principles in the United States applied on a consistent basis during the periods involved.
“Governmental Authorization” means any approval, consent, license, permit, waiver, registration or other authorization issued, granted, given, made available or otherwise required by any Governmental Entity or pursuant to applicable Law.
“Governmental Entity” means any federal, state, local, foreign, international or multinational entity or authority exercising executive, legislative, judicial, regulatory, administrative or taxing functions of or pertaining to government.
“Governmental Order” means any judgment, injunction, writ, order, ruling, award or decree by any Governmental Entity or arbitrator.
“Heartland Closing Date Stock Price” means the closing sale price of a share of Heartland Common Stock on the last trading day immediately preceding the Closing Date as quoted on the NASDAQ Global Select Market on such trading day.
“Indebtedness” means, with respect to any Person, without duplication: (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind; (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; (iii) all obligations of such Person upon which interest charges are customarily paid (other than trade payables incurred in the Ordinary Course of Business consistent with past practices); (iv) all obligations of such Person under conditional sale or other title retention agreements relating to any property purchased by such Person; (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for services and supplies incurred in the Ordinary Course of Business); (vi) all lease obligations of such Person that are required to be or otherwise are capitalized on the books and records of such Person in accordance with GAAP; (vii) all obligations of others secured by a lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed; (viii) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions (valued at the termination value thereof); (ix) all letters of credit or performance bonds issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices); and (x) all guarantees and arrangements having the economic effect of a guarantee of such Person of any Indebtedness of any other Person.

“Indemnification Waiver Agreement” means an agreement, in a form acceptable to Heartland, dated as of the Closing Date between the KSOP Trustees, on the one hand, and the Surviving Corporation and Heartland, on the other hand, pursuant to which the KSOP Trustees will waive any rights to indemnification from the Surviving Corporation, Heartland or any of their Affiliates provided for in the KSOP (including, for the avoidance of doubt, Section 13.7 thereof) or any other document.
“Intangible Asset” means any asset of Signature or Signature Bank that is considered an intangible asset under GAAP, including goodwill.
“Intellectual Property” means: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereon, and all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisions, extensions and re-examinations thereof; (b) all trademarks whether registered or unregistered, service marks, domain names, corporate names and all combinations thereof, and associated therewith; (c) all copyrights whether registered or unregistered, and all applications, registrations and renewals in connection therewith; (d) all datasets, databases and related documentation; and (e) all other intellectual property and proprietary rights.
“IRS” means the Internal Revenue Service.
“Knowledge of Signature” or other similar phrase means the knowledge of a director or executive officer of either Signature or Signature Bank after due inquiry.
“KSOP” means Signature’s Employee Stock Ownership Plan and Trust dated March 31, 2015.
“KSOP Trustees’ Certificate” means a certificate from the KSOP Trustees stating, in addition to other items reasonably requested by Heartland, that (a) in connection with the Merger and the other transactions contemplated hereby, all pass-through voting requirements with respect to the KSOP have been satisfied, (b)(i) the consideration received by the KSOP pursuant to this Agreement for the shares of Signature Common Stock held by the KSOP is not less than the “fair market value” (as defined in IRS Revenue Ruling 59-60) of such shares, and (ii) the terms and conditions of this Agreement, taken as a whole, are fair to and in the best interest of the KSOP from a financial point of view; provided, however, that such certificate may state that (1) neither of the KSOP Trustees is a licensed financial or an investment advisor and (2) the statements contained in clause (b) above are based on the financial expertise of the KSOP Trustees in their capacities as the KSOP Trustees and executive officers and directors of Signature.
“Law” means any constitution, law, ordinance, principle of common law, regulation, rule, statute or treaty of any Governmental Entity.
“Liability” means any liability or obligation whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, whether known or unknown, and regardless of when asserted.
“Litigation” means any claim, action, arbitration, mediation, audit, hearing, investigation, proceeding, litigation or suit (whether civil, criminal, administrative, investigative or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator or mediator.
“Material Adverse Effect” means any change, effect, event or condition, individually or in the aggregate, that has had, or, with the passage of time, could reasonably be expected to have, a material adverse effect on the business, assets, properties, financial condition, or results of operations of Signature and Signature Bank, taken as a whole, or Heartland and its Subsidiaries, taken as a whole, as the case may be; provided, however, that “Material Adverse Effect” will not be deemed to include the impact of (a) changes after the date hereof in Laws of general applicability to banks and bank holding companies, (b) changes after the date hereof in GAAP or Regulatory Accounting Principles, (c) changes after the date hereof in economic conditions generally affecting banks and bank holding companies, (d) changes caused by the public announcement of the Merger, (e) the escalation or worsening of acts of war (whether or not declared), armed hostilities or terrorism; (f) any action required by this Agreement or actions taken or omitted to be taken by one party to this Agreement with the consent of the other party; and (g) with respect to either Signature or Signature Bank, the effects of any action taken with the prior written consent of Heartland; further provided, however, that the effect of any of the changes described in clauses (a) through (c) will not be excluded from the definition of “Material Adverse Effect” to the extent they have a disproportionate impact on Signature and Signature Bank as a whole, on the one hand, or Heartland and its Subsidiaries as a whole, on the other hand, as measured relative to similarly situated companies in the financial services industry.
“NDA” means the Confidentiality and Non-Disclosure Agreement dated September 19, 2017 between Heartland and Signature.

“Ordinary Course of Business” means the ordinary course of business of Signature and Signature Bank consistent with past custom and practice (including with respect to nature, scope, magnitude, quantity and frequency).
“Permitted Encumbrances” means (a) Encumbrances for Taxes and other governmental charges and assessments that are not yet due and payable or which are being contested in good faith by appropriate proceedings (provided required payments have been made and adequate accruals or reserves have been established in connection with any such contest), (b) Encumbrances of carriers, warehousemen, mechanics’ and materialmen and other like Encumbrances arising in the Ordinary Course of Business (provided lien statements have not been filed as of the Closing Date), (c) easements, rights of way and restrictions, zoning ordinances and other similar Encumbrances affecting the Leased Operating Real Property and which do not unreasonably restrict the use thereof in the Ordinary Course of Business, (d) statutory Encumbrances in favor of lessors arising in connection with any property leased to Signature or Signature Bank, (e) Encumbrances reflected in the Latest Balance Sheets and the Related Statements or arising under Material Contracts and (f) Encumbrances that will be removed prior to or in connection with the Closing.
“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, Governmental Entity or other entity.
“Plan” means every plan, fund, contract, program and arrangement (whether written or not) for the benefit of present or former employees, including those intended to provide (a) medical, surgical, health care, hospitalization, dental, vision, workers’ compensation, life insurance, death, disability, legal services, severance, sickness or accident benefits (whether or not defined in Section 3(1) of ERISA), (b) pension, profit sharing, stock bonus, retirement, supplemental retirement or deferred compensation benefits (whether or not Tax qualified and whether or not defined in Section 3(2) of ERISA) or (c) salary continuation, unemployment, supplemental unemployment, severance, termination pay, change-in-control, vacation or holiday benefits (whether or not defined in Section 3(3) of ERISA), (i) that is maintained or contributed to by either Signature or Signature Bank or any Commonly Controlled Entity, (ii) that Signature, Signature Bank or any Commonly Controlled Entity has committed to implement, establish, adopt or contribute to in the future, (iii) for which Signature, Signature Bank or any Commonly Controlled Entity is or will be financially liable as a result of the direct sponsor’s affiliation with Signature and Signature Bank or their shareholders (whether or not such affiliation exists at the date of this Agreement and notwithstanding that the Plan is not maintained by Signature, Signature Bank or any Commonly Controlled Entity for the benefit of its employees or former employees) or (iv) for or with respect to which any of Signature, Signature Bank or a Commonly Controlled Entity is or will become liable under any common law successor doctrine, express successor liability provisions of Law, provisions of a collective bargaining agreement, labor or employment Law or agreement with a predecessor employer. “Plan” does not include any arrangement that has been terminated and completely wound up prior to the date of this Agreement and for which neither Signature nor Signature Bank nor any Commonly Controlled Entity has any present or reasonably predictable future Liability.
“Regulatory Accounting Principles” means accounting principles of Governmental Entities generally applicable to banks and bank holding companies.
“Remedies Exception” means except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and by general equitable principles.
“Return” means any return, declaration, report, estimate, information return or statement pertaining to any Taxes.
“Severance Costs” means (a) all amounts paid or payable to any employee of either Signature or Signature Bank as a result of the execution of this Agreement or the performance and consummation of the transactions contemplated hereby (including any amounts due and payable pursuant to any existing employment, change in control, salary continuation, deferred compensation, non-competition, retention, bonus or other similar agreement, plan or arrangement) and (b) any severance payments required to be made on or after the Closing Date to any employee of Signature or Signature Bank that are required to be made pursuant to an agreement with Signature or Signature Bank to such Person if his or her employment with the surviving corporation in the Merger or Bank Merger, as the case may be, is terminated without “cause” (as defined in such agreement); provided, however, that Severance Costs will not include (i) any payments made by Heartland pursuant to Section 6.5(d), or (ii) any severance amounts paid or payable in connection with the Brooks Employment Agreement or the Syverson Employment Agreement.
“Signature Common Shares Outstanding” means, immediately before the Effective Time, the number of shares of Signature Common Stock issued and outstanding.

“Signature Converted Common Share” means each share of Signature Common Stock that will be converted into the Stock Consideration and Actual Cash Consideration pursuant to Sections 2.3(a), 2.4 and 2.5.
“Signature Determination Date Balance Sheet” means the consolidated balance sheet of Signature prepared by Signature in accordance with GAAP as of the Determination Date pursuant to Section 6.9.
“Signature Equity Incentive Plans” means, collectively, the Signature Bancshares, Inc. 2003 Combined Incentive and Nonstatutory Stock Option Plan effective as of March 17, 2003 and the Signature Bancshares, Inc. 2013 Nonstatutory Stock Option Plan.
“Subsidiary” means, with respect to any Person, any other Person (other than a natural person), whether incorporated or unincorporated, in which such Person, directly or indirectly (a) has a 50% or more equity interest or (b) owns at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions; provided, however, that the term will not include any such entity in which such voting securities or equity interest is owned or controlled in a fiduciary capacity, without sole voting power, or was acquired in securing or collecting a debt previously contracted in good faith.
“Superior Proposal” means any Acquisition Proposal by a third party on terms which the Board of Directors of Signature determines in its good faith judgment, after consultation with, and receipt of written advice from, its financial advisors (which advice will be communicated to Heartland), to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby, (a) after taking into account the likelihood of consummation of such transaction on the terms set forth therein, taking into account all legal, financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal, and any other relevant factors permitted under applicable Law, (b) after giving Heartland at least five Business Days to respond to such third-party Acquisition Proposal once the Board of Directors of Signature has notified Heartland that in the absence of any further action by Heartland it would consider such Acquisition Proposal to be a Superior Proposal, and then (c) after taking into account any amendment or modification to this Agreement proposed by Heartland.
“Syverson Employment Agreement” means the Employment Agreement dated as of the date hereof among Heartland, Signature, MB&T and Syverson, which will become effective as of the Effective Time and will supersede and cancel the Employment Agreement dated October 28, 2003, as amended August 15, 2012, between Signature Bank and Syverson that will expire on December 31, 2017.
“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, social security, unemployment, excise, estimated, severance, stamp, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, including all interest and penalties thereon, and additions to tax or additional amounts imposed by any Governmental Entity.
“Transaction Expenses” means all amounts paid, to be paid, accrued or to be accrued by Signature or Signature Bank (or by Heartland or MB&T, as successors to, or owners of, Signature and Signature Bank) that arise out of or in connection with the execution of this Agreement and the performance and consummation of the transactions contemplated hereby (whether arising before, at or after the Effective Time), including (a) legal, accounting and financial advisory fees or commissions, (b) Severance Costs, (c) termination fees or other expenses incurred in connection with the termination of any Contract of Signature or Signature Bank (including Contracts relating to information technology or card services), (d) payments made in connection with the termination of any Plans (unless the amount of such payments has been accrued by Signature), (e) the amount of any penalties or other expenses incurred by either Signature or Signature Bank in connection with the prepayment of Indebtedness by either of them occurring as a result of such transactions, (f) premiums or other expenses relating to the D&O Insurance, and (g) Liabilities for Taxes arising out of or incurred in connection with the payment of such Transaction Expenses; provided, however, that, for the avoidance of doubt, Transaction Expenses will not include (X) any Dissenting Shareholder Payments or (Y) cash bonuses payable by Signature to certain executive officers of Signature Bank in the total amount of $450,000 that were previously approved by the Board of Directors of Signature; provided, further, however, that the aggregate amount of such bonuses (together with any related payroll Taxes) will reduce the total stockholders’ common equity of Signature as of the Determination Date.

The following terms not defined above are defined in the sections indicated below:

Definition	Defined
Affordable Care Act	4.25(k)
Agreement	Preamble
ALLL	4.8
Bank Holding Company Act	3.1(a)
Bank Merger	Recitals
Bank Merger Agreement	Recitals
Bank Regulators	4.18
Bank Regulatory Approvals	3.2
Blue Sky Laws	3.2
Brooks	Recitals
Cash Consideration	2.3(a)
Change of Signature Board Recommendation	6.3(a)
Closing	2.10
Closing Date	2.10
Code	Recitals
D&O Insurance	6.8(b)
Delaware Certificate of Merger	2.2(d)
Departments	4.24(d)
DGCL	2.1
Dissenting Shareholder	2.8(a)
Dissenting Shareholder Payments	2.8(c)
Dissenting Shares	2.8(b)
Downwardly Adjusted Cash Consideration	2.4
Effective Date	2.2(d)
Effective Time	2.2(d)
Environmental Costs	4.17(a)(i)
Environmental Law	4.17(a)(ii)
Exchange Act	3.2
Exchange Ratio	2.3(a)
Expenses	8.3
FDIA	3.1(b)
FDIC	3.2
Final Index Price	8.1(d)(v)
Fractional Share Amount	2.3(b)
FRB	3.2
Hazardous Materials	4.17(a)(iii)
Heartland	Preamble
Heartland 10-K Reports	3.5(a)
Heartland 10-Q Report	3.5(a)
Heartland Common Stock	Recitals
Heartland Determination Date Stock Price	8.1(d)(v)
Heartland Plans	6.5(g)
Heartland Regulatory Reports	3.7
Heartland Series A Preferred Stock	3.4
Heartland Series B Preferred Stock	3.4
Heartland Series C Preferred Stock	3.4
Heartland Series D Preferred Stock	3.4
Indemnified Party	6.8(a)

Index	8.1(d)(v)
Index Ratio	8.1(d)(v)
Initial Heartland Stock Price	8.1(d)(v)
Initial Index Price	8.1(d)(v)
KSOP Pass-Through Voting Agreement	Recitals
KSOP Trustees	4.26
Latest Balance Sheets	4.5(c)
Latest Signature Balance Sheet	4.5(a)
Latest Signature Bank Balance Sheet	4.5(b)
Leased Operating Real Property	4.15(a)
Letter of Transmittal	2.7(a)
List	4.17(a)(iv)
Material Contracts	4.21(a)
MBCA	2.1
MB&T	Recitals
MDC	3.2
Merger	Recitals
Merger Consideration	2.3(a)
Minnesota Articles of Merger	2.2(d)
Minnesota Banking Statute	3.2
NASDAQ	3.2
Option Consideration	2.9
OREO	4.7(c)
Payoff Letters	7.3(l)
Proxy Statement/Prospectus	6.3(b)
Registration Statement	6.3(b)
Regulatory Action	4.17(a)(v)
Related Signature Bank Statements	4.5(b)
Related Signature Statements	4.5(a)
Related Statements	4.5(c)
Release	4.17(a)(vi)
Representatives	5.8(a)
Required Consents	5.6
Required Signature Shareholder Vote	4.2(a)
SEC	3.5(a)
Securities Act	3.2
Shareholder Voting Agreement	Recitals
Sheshunoff & Co. Investment Banking	4.23
Signature	Preamble
Signature Annual Financial Statements	4.5(a)
Signature Bank Common Stock	4.3(a)
Signature Bank Annual Financial Statements	4.5(b)
Signature Bank Financial Statements	4.5(b)
Signature Board Recommendation	6.3(a)
Signature Common Stock	Recitals
Signature Employees	4.24(a)
Signature Financial Statements	4.5(a)
Signature IT Systems	4.19(c)
Signature Regulatory Reports	4.10
Signature Shareholder Meeting	6.3(a)

Signature Stock Option	2.9
Stock Consideration	2.3(a)
Surviving Corporation	2.1
Syverson	Recitals
Termination Date	8.1(d)(i)
Third-Party Environmental Claim	4.17(a)(vii)
Upwardly Adjusted Cash Consideration	2.4
Work Permits	4.24(d)

ARTICLE 2
MERGER

2.1    The Merger. Under the terms of this Agreement and subject to the satisfaction or waiver of the conditions set forth in Article 7, at the Effective Time, Signature will be merged with and into Heartland. Heartland, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the “Surviving Corporation.” The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 252 of the Delaware General Corporation Law (the “DGCL”) and Section 302A.651 of the Minnesota Business Corporation Act (the “MBCA”).

2.2Effect of Merger.

(a)At the Effective Time, Signature will be merged with and into Heartland, and the separate existence of Signature will cease. The Charter and the Bylaws of Heartland, as in effect immediately prior to the Effective Time, will be the Charter and the Bylaws of the Surviving Corporation, until the same may be amended as provided therein and in accordance with applicable Law. The directors and officers of Heartland immediately prior to the Effective Time will be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and will qualify.

(b)At the Effective Time and thereafter, the Surviving Corporation will be responsible and liable for all the Liabilities, Indebtedness and penalties of each of Heartland and Signature.

(c)At the Effective Time and thereafter, the Surviving Corporation will possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of Heartland and Signature; all property, real, personal and mixed, and all Indebtedness due on whatever account, and all and every other interest, of or belonging to or due to each of Heartland and Signature, will be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in Heartland or Signature, will not revert or be in any way impaired by reason of the Merger.

(d)To effect the Merger, the parties hereto will cause a Certificate of Merger substantially in the form attached hereto as Exhibit B (the “Delaware Certificate of Merger”) and Articles of Merger substantially in the form attached hereto as Exhibit C (the “Minnesota Articles of Merger”) relating to the Merger to be filed with the Secretary of State of Delaware and the Secretary of State of Minnesota, respectively. The Merger will become effective upon the filing of the Delaware Certificate of Merger and the Minnesota Articles of Merger or at a time designated in such filings. As used herein, the term “Effective Date” will mean the date on which the Merger will become effective as provided in the preceding sentence, and the term “Effective Time” will mean the time on the Effective Date when the Merger will become effective. The Effective Date and the Effective Time will take place on the Closing Date.

2.3    Conversion of Signature Common Stock.

(a)To effectuate the Merger, at the Effective Time, and without any further action of Heartland, Signature or any holder of Signature Common Stock, each issued and outstanding share of Signature Common Stock (other than shares to be canceled pursuant to Section 2.3(c) and Dissenting Shares) will be canceled and extinguished and be converted into and become a right to receive (i) subject to Section 2.4, $0.335 in cash (the “Cash Consideration”), and (ii) subject to Section 2.5, 0.0610 shares (the “Exchange Ratio”) of Heartland Common Stock (the “Stock Consideration,” and, together with the Actual Cash Consideration, the “Merger Consideration”).

(b)No fractional shares of Heartland Common Stock will be issued for Signature Converted Common Shares, and in lieu of any fractional share, Heartland will pay to each holder of Signature Converted Common Shares who otherwise would be entitled to receive a fractional share of Heartland Common Stock an amount of cash (without interest) equal to the product of (i) the Heartland Closing Date Stock Price multiplied by (ii) the fractional share interest to which such holder would otherwise be entitled (the “Fractional Share Amount”).

(c)Each share of Signature Common Stock held as treasury stock of Signature or held directly or indirectly by Heartland, other than shares held in a fiduciary capacity or in satisfaction of Indebtedness previously contracted, will be canceled, retired and cease to exist, and no exchange or payment will be made with respect thereto.

2.4    Adjustment to Cash Consideration for Changes in Adjusted Tangible Common Equity. If the Adjusted Tangible Common Equity is less than $27,125,000, the Cash Consideration will be reduced by an amount equal to (a) the amount by which the Adjusted Tangible Common Equity is below $27,125,000, divided by (b) the Signature Common Shares Outstanding (the “Downwardly Adjusted Cash Consideration”). If the Adjusted Tangible Common Equity is greater than $27,350,000, the Cash Consideration will be increased by an amount equal to (x) the lesser of (A) $1,500,000 and (B) the amount by which the Adjusted Tangible Common Equity is above $27,350,000, divided by (y) the Signature Common Shares Outstanding (the “Upwardly Adjusted Cash Consideration”).

2.5    Adjustments to Heartland Common Stock. If Heartland changes (or establishes a record date for changing) the number of shares of Heartland Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, recapitalization, reclassification, combination, exchange of shares, readjustment or similar transaction with respect to the outstanding Heartland Common Stock, or Heartland declares a stock dividend or extraordinary cash dividend, and the record date therefor will be prior to the Effective Date, the Exchange Ratio will be proportionately adjusted.

2.6    Rights of Holders of Signature Common Stock; Capital Stock of Heartland.

(a)At and after the Effective Time and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Time represented the Signature Converted Common Shares will be deemed for all purposes to evidence the right to receive the Stock Consideration and the Actual Cash Consideration for each Signature Converted Common Share, and the record holder of such outstanding stock certificate will, after the Effective Time, be entitled to vote the shares of Heartland Common Stock into which such shares of Signature Common Stock will have been converted on any matters on which the holders of record of Heartland Common Stock, as of any date subsequent to the Effective Time, will be entitled to vote. In any matters relating to such stock certificates, Heartland may rely conclusively upon the record of shareholders maintained by Signature containing the names and addresses of the holders of record of Signature Common Stock at the Effective Time.

(b)At and after the Effective Time, each share of capital stock of Heartland issued and outstanding immediately prior to the Effective Time will remain an issued and existing share of capital stock of the Surviving Corporation and will not be affected by the Merger.

2.7    Payment and Exchange of Certificates.

(a)Payment of Merger Consideration; Exchange of Certificates. Within 10 Business Days after the Closing, Heartland will cause to be distributed to each holder of shares of Signature Common Stock a letter of transmittal or other appropriate materials to facilitate the surrender of certificates representing such shares in exchange for the Stock Consideration and the Actual Cash Consideration for each Signature Converted Common Share (a “Letter of Transmittal”). Within 10 Business Days after surrender to Heartland or to a paying agent appointed by Heartland of any certificate which prior to the Effective Date represented a share of Signature Common Stock, Heartland or such paying agent will distribute to the Person in whose name such certificate is registered, the Stock Consideration and the Actual Cash Consideration, and, if applicable, cash in the amount of any Fractional Share Amount.

(b)Failure to Surrender Certificates. If outstanding certificates formerly representing Signature Converted Common Shares are not surrendered prior to the date on which the Merger Consideration to which any holder of such shares is entitled as a result of the Merger would otherwise escheat to or become the property of any Governmental Entity, the unclaimed Merger Consideration will, to the extent permitted by abandoned property and any other applicable Law, become the property of Heartland (and to the extent not in Heartland’s possession, will be paid over to Heartland), free and clear of any and all claims or interest of any Person. Notwithstanding the foregoing, neither Heartland nor any other Person will be liable to any former holder of Signature Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or other similar Laws.

(c)Lost Certificates. If any certificate representing Signature Converted Common Shares will have been lost, stolen or destroyed, Heartland will issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof in form satisfactory to Heartland’s paying agent, the Merger Consideration for each Signature Converted Common Share; provided, however, that Heartland or Heartland’s paying agent may, as a condition precedent to the issuance and payment of the Merger Consideration to which the holder of such certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against Heartland, Signature or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

(d)Dividends. Until outstanding certificates formerly representing Signature Converted Common Shares are surrendered as provided in Section 2.7(a) and (c), no dividend or distribution payable to holders of record of shares of Heartland Common Stock will be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder, there will be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of Heartland Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Time.

(e)Full Satisfaction. The Merger Consideration issued and paid upon the surrender for exchange of each Signature Converted Common Share in accordance with the terms and conditions of this Agreement will be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Signature Converted Common Share.

2.8    Dissenting Shares.

(a)Notwithstanding any provision of this Agreement to the contrary, any shares of Signature Common Stock held by a Person (a “Dissenting Shareholder”) who has demanded and perfected a demand for payment of the fair value of his, her or its shares of Signature Common Stock in accordance with Section 302A.473 of the MBCA and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its right to such demand will not represent a right to receive Merger Consideration for any share of Signature Common Stock pursuant to Sections 2.3(a), 2.4 and 2.5 but in lieu thereof the holder thereof will be entitled to only such rights as are granted by the MBCA.

(b)Notwithstanding the provisions of Section 2.8(a), if any Dissenting Shareholder demanding payment of fair value of such Dissenting Shareholder’s shares of Signature Common Stock (“Dissenting Shares”) under the MBCA will effectively withdraw or lose (through failure to perfect or otherwise) such Dissenting Shareholder’s right to demand such payment, then, as of the Effective Time or the time of such withdrawal or loss, whichever occurs later, each Dissenting Share will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Sections 2.3(a), 2.4 and 2.5 upon surrender of the certificate or certificates representing such Dissenting Shares.

(c)Signature will give Heartland prompt notice of any written objection by a Dissenting Shareholder to the Merger or any demands by a Dissenting Shareholder for payment of fair value of his, her or its shares of Signature Common Stock received by Signature in accordance with Section 302A.473 of the MBCA, and Heartland will have the right, at its expense, to direct in all negotiations and proceedings with respect to such demands. Signature will not, except with the prior written consent of Heartland or as otherwise required by Law, make any payment with respect to, settle, or offer to settle, any such demands. Heartland will make any payments, settlement and offers of settlements to Dissenting Shareholders with respect to demands made pursuant to Section 302A.473 of the MBCA (“Dissenting Shareholder Payments”); provided, however, that, for the avoidance of doubt, the Dissenting Shareholder Payments will not be included in the definition of “Transaction Expenses.”

2.9    Signature Stock Options. At the Effective Time, each option to purchase shares of Signature Common Stock (a “Signature Stock Option”) which is outstanding, vested and unexercised immediately prior to the Effective Time will be cancelled in exchange for the right to receive from Heartland either (at the discretion of each holder of a Signature Stock Option) a single lump sum cash payment or shares of Heartland Common Stock (but not a mix of cash and Heartland Common Stock) with a value equal to the product of (a) the number of shares of Signature Common Stock subject to such Signature Stock Option immediately prior to the Effective Time, and (b) the excess of $3.35 over the exercise price per share of such Signature Stock Option (the “Option Consideration”), less any applicable Taxes required to be withheld with respect to such payment (except to the extent that such withholding requirements are satisfied by withholding from cash amounts otherwise payable to the option holder under this Agreement or any other arrangement in accordance with Section 2.12). If a holder of a

Signature Stock Option elects to receive shares of Heartland Common Stock, the shares would be valued based on the Heartland Closing Date Stock Price. Signature will deliver any notices to holders of Signature Stock Options to implement the provisions of this Section 2.9 required by the Signature Equity Incentive Plans or the agreements for the Signature Stock Options. From and after the Effective Time, other than as expressly set forth in this Section 2.9, no holder of a Signature Stock Option will have any other rights with respect to such Signature Stock Option or the Signature Equity Incentive Plans other than to receive the Option Consideration. Subject to the foregoing, all Signature Stock Options will terminate at the Effective Time, and the surrender of a Signature Stock Option to Heartland in exchange for the Option Consideration will be deemed a release of any and all rights the a holder of a Signature Stock Option had or may have had in respect of such Signature Stock Option or the Signature Equity Incentive Plans.

2.10    The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place at the offices of Heartland located at 1398 Central Avenue, Dubuque, Iowa, or at a location otherwise agreed upon by Heartland and Signature. The Closing will take place as soon as practicable once the conditions in Article 7 have been satisfied or waived but in any event within 10 Business Days after the date on which all such conditions have been satisfied or waived, unless the parties otherwise agree (the “Closing Date”); provided, however, that in no event will the Closing Date occur prior to January 1, 2018. The failure of the Closing on an agreed upon place and time will not ipso facto result in termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(a)Subject to the conditions set forth in this Agreement, on the Closing Date, Signature will deliver to Heartland:

(i)the certificate of Signature, dated the Closing Date, required by Section 7.3(c);

(ii)the certificate of Signature, dated the Closing Date, required by Section 7.3(d);

(iii)a certificate of Signature dated the Closing Date (A) stating the number of shares of Signature Common Stock outstanding immediately prior to the Effective Time, (B) stating that there are no other shares of capital stock of Signature or options, warrants, rights to acquire, or securities convertible into capital stock of Signature, outstanding as of the Closing Date (other than the Signature Stock Options), (C) the number of shares of Signature Common Stock that may be acquired upon exercise of the Signature Stock Options immediately prior to the Effective Time, and (D) the number of the Dissenting Shares;

(iv)duly executed copies of all Required Consents;

(v)a certificate of the secretary or an assistant secretary of Signature Bank, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the Board of Directors of Signature Bank, and by Signature as the sole shareholder of Signature Bank, authorizing the Bank Merger;

(vi)a certificate of the secretary or an assistant secretary of Signature, dated the Closing Date, certifying as to a copy of the text of the resolutions adopted by the Board of Directors of Signature terminating the KSOP;

(vii)certificates representing all outstanding shares of Signature Bank Common Stock, which will be free of any Encumbrance;

(viii)the minute books, stock transfer records, corporate seal and other materials related to the corporate administration of Signature and Signature Bank;

(ix)releases of all Encumbrances on the Leased Operating Real Property, other than Permitted Encumbrances;

(x)certificates dated as of a date not earlier than the third Business Day prior to the Closing Date executed by appropriate officials of the State of Minnesota as to the good standing of Signature and Signature Bank;

(xi)a duly executed FIRPTA statement for purposes of satisfying Heartland’s obligations under Section 1.1445-2(c) of the Treasury Regulations;

(xii)such other certificates, documents and instruments that Heartland reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of Signature, (2) evidencing the performance and compliance by Signature with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.3 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

(b)Subject to the conditions set forth in this Agreement, on the Closing Date, Heartland will deliver to Signature:

(i)the certificate of Heartland, dated the Closing Date, required by Section 7.2(c);

(ii)the certificate of Heartland, dated the Closing Date, required by Section 7.2(d); and

(iii)such other certificates, documents and instruments that Signature reasonably requests for the purpose of (1) evidencing the accuracy of the representations and warranties of Heartland, (2) evidencing the performance and compliance by Heartland with agreements contained in this Agreement, (3) evidencing the satisfaction of any condition referred to in Section 7.2 or (4) otherwise facilitating the consummation of the transactions contemplated by this Agreement.

2.11    Payment of Closing Date Indebtedness. On the Closing Date, Signature will pay the aggregate amount of the Closing Date Bell Bank Indebtedness to the holders thereof in accordance with the Payoff Letters. On the Closing Date, Heartland will, on behalf of Signature, pay to such account or accounts as Signature specifies to Heartland in writing at least two Business Days prior to the Closing Date the aggregate amount of Closing Date Signature Debenture Indebtedness to the holders thereof in accordance with the Payoff Letters.

2.12    Withholding. Heartland or its paying agent will be entitled to deduct and withhold, from the Merger Consideration or the Option Consideration otherwise payable pursuant to this Agreement, any amounts required to be withheld or deducted with respect to such consideration under any applicable provisions of all Laws relating to Taxes (including the Code). With respect to Option Consideration paid in shares of Heartland Common Stock, Heartland or its paying agent may, in its discretion, satisfy such withholding requirements by withholding from cash amounts otherwise payable to the payee under this Agreement or any other arrangement, or by withholding shares of Heartland common stock having a value (determined consistent with Section 2.9 of this Agreement) equal to the amount of the required withholding. Heartland or its paying agent, as applicable, will remit such withheld amounts (or the cash equivalent value with respect to any such withheld shares of Heartland Common Stock) to the appropriate Governmental Entity in accordance with applicable Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Entity, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of Signature Common Stock or Signature Stock Option in respect of which such deduction and withholding was made.

2.13    Tax-Free Reorganization. The acquisition contemplated by this Agreement is intended to be a reorganization within the meaning of Section 368(a)(1)(A) of the Code and Treasury Regulations promulgated thereunder, and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the Code. Each party to this Agreement agrees to treat this acquisition as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the Treasury Regulations under Section 368 of the Code, unless and until, as to such party, there is a determination, within the meaning of Section 1313 of the Code and the Treasury Regulations thereunder, that such treatment is not correct.

2.14    Additional Actions. If, at any time after the Effective Time, Heartland will consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper to: (a) vest, perfect or confirm, of record or otherwise, in Heartland its right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of either Signature or Signature Bank; or (b) otherwise carry out the purposes of this Agreement, Heartland and its proper officers and directors or their designees will be authorized to execute and deliver, in the name and on behalf of either Signature or Signature Bank, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of Signature or Signature Bank, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm Heartland’s right, title or interest in or to or under any of the rights, privileges, powers, franchises, properties or assets of either Signature or Signature Bank and otherwise to carry out the purposes of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF HEARTLAND

Heartland hereby represents and warrants to Signature as follows:
3.1    Organization and Qualification.

(a)Heartland is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and it has the requisite corporate power to carry on its business as now conducted. Heartland is registered as a bank holding company under Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”). Heartland is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership or property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a Material Adverse Effect on Heartland. The copies of the Charter and Bylaws of Heartland which have been provided to Signature prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. Heartland is not in violation of any provision of its Charter or Bylaws.

(b)MB&T is a Minnesota banking corporation authorized to transact business as a bank in Minnesota duly organized, validly existing and in good standing under the Laws of the State of Minnesota. MB&T has the requisite corporate power and authority (including all material Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. MB&T is an insured bank as defined in the Federal Deposit Insurance Act, as amended (the “FDIA”). MB&T has no Subsidiaries. The nature of the business of MB&T does not require it to be qualified to do business in any jurisdiction other than the State of Minnesota. MB&T has no equity interest, direct or indirect, in any bank or corporation or in any limited liability company, partnership, joint venture or other business enterprise or entity, except as acquired through settlement of Indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity. The copies of the Charter and Bylaws of MB&T which have been provided to Signature prior to the date of this Agreement are correct and complete and reflect all amendments made thereto. MB&T is not in violation of any provision of its Charter or Bylaws.

3.2    Authority Relative to this Agreement; Non-Contravention.

(a)Heartland has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which Heartland is a party) and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by Heartland and the consummation by Heartland of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Heartland. No other corporate proceedings on the part of Heartland are necessary to authorize this Agreement, the Ancillary Documents (to which Heartland is a party), or to consummate the Merger and the transactions contemplated by this Agreement. This Agreement and the Ancillary Documents (to which Heartland is a party) have been duly executed and delivered by Heartland and constitute a valid and binding obligation of Heartland, enforceable in accordance with their terms, subject to the Remedies Exception. Heartland is not subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any Contract (i) requiring an expenditure by Heartland or any of its Subsidiaries of more than $10,000, (ii) requiring payments to Heartland or any of its Subsidiaries of more than $10,000, or (iii) having a duration of more than six months, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any Law, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any Encumbrance on any of its or MB&T’s assets would be created by its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

(b)Other than in connection with obtaining any approvals or waivers from the Board of Governors of the Federal Reserve System (the “FRB”) for the Merger required under the Bank Holding Company Act, any approvals from the Minnesota Department of Commerce (the “MDC”) for the change in control of the ownership of Signature Bank or the Bank Merger required under Section 49.33 of the Revised Statutes of Minnesota (the “Minnesota Banking Statute”), and any approvals from the Federal Deposit Insurance Corporation (the “FDIC”) for the Bank Merger required under Bank Merger Act (such approvals or waivers under the Bank Holding Company Act, the Minnesota Banking Statute and the Bank Merger Act being herein collectively referred to as the “Bank Regulatory Approvals”); approvals to issue Heartland Common Stock under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), under state securities or blue sky laws and the rules and regulations thereunder (“Blue Sky Laws”), and under the rules of the NASDAQ Stock Market, Inc. (“NASDAQ”); filings with respect to the Merger under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”); the filing with respect to the Merger of the Delaware Certificate of Merger and the Minnesota Articles of Merger with the Secretary of State of Delaware and the Secretary of State of Minnesota, respectively; and the filing with respect to the Bank Merger of Articles of Merger with the Secretary of State of Minnesota; no authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Heartland for the consummation by it of the transactions contemplated by this Agreement.

3.3    Validity of Heartland Common Stock. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable and free and clear of any Encumbrance. Such shares of Heartland Common Stock will be authorized for listing on the NASDAQ Global Select Market or other national securities exchange upon official notice of issuance. The shares of Heartland Common Stock to be issued pursuant to this Agreement will be free of any preemptive rights of the shareholders of Heartland or any other Person. The shares of Heartland Common Stock to be issued pursuant to this Agreement will not be subject to any restrictions on transfer arising under the Securities Act; provided, however, that any holders of such shares who become employees of Heartland or any of its Subsidiaries will be subject to Heartland’s insider trading policies (including the “black-out” periods relating to the trading of shares of Heartland Common Stock) to the extent such employees are covered by such insider trading policies.

3.4    Capital Stock. The authorized capital stock of Heartland consists of 40,000,000 shares of Heartland Common Stock and 200,000 shares of Preferred Stock, par value $1.00 per share, of which 16,000 shares have been designated Series A Junior Participating Preferred Stock (“Heartland Series A Preferred Stock”), 81,698 shares have been designated Series B Fixed Rate Cumulative Perpetual Preferred Stock (“Heartland Series B Preferred Stock”), 81,698 shares have been designated Senior Non-Cumulative Perpetual Preferred Stock, Series C (“Heartland Series C Preferred Stock”) and 3,000 shares have been designated Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D (“Heartland Series D Preferred Stock”). As of September 30, 2017, (a) (i) 29,946,069 shares of Heartland Common Stock were issued and outstanding (with no shares of Heartland Common Stock held as treasury shares), (ii) 1,275,198 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland’s stock incentive and employee stock purchase plans; (iii) 3,000 shares of Heartland Common Stock were reserved for issuance pursuant to Heartland Series D Preferred Stock; and (iv) no shares of Heartland Common Stock were reserved for issuance to holders of the CIC Bancshares, Inc. 6.5% Subordinated Notes Due 2019 assumed by Heartland on February 5, 2016; and (b) no shares of Heartland Series A Preferred Stock were issued and outstanding; (c) no shares of Heartland Series B Preferred Stock were issued and outstanding; (d) no shares of Heartland Series C Preferred Stock were issued and outstanding, and (e) 745 shares of Heartland Series D Preferred Stock were issued and outstanding.

3.5    Exchange Act Reports.

(a)Prior to the execution of this Agreement, Heartland has made available to Signature complete and accurate copies of (i) Heartland’s Annual Reports on Form 10‑K for the years ended December 31, 2014, 2015 and 2016, as amended (the “Heartland 10‑K Reports”), as filed under the Exchange Act with the Securities and Exchange Commission (the “SEC”), (ii) all Heartland proxy statements and annual reports to shareholders used in connection with meetings of Heartland shareholders held since January 1, 2014, and (iii) Heartland’s Quarterly Report on Form 10‑Q for the quarter ended September 30, 2017 (the “Heartland 10‑Q Report”), as filed under the Exchange Act with the SEC. As of their respective dates, such documents (together with all other material reports and statements (including any amendments required to be made with respect thereto) which have not been superseded by the Heartland Form 10‑K Reports, the Heartland Form 10‑Q Report and Heartland’s most recent proxy statement) that Heartland was required to file with the SEC pursuant to the Exchange Act after January 1, 2014, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied as to form in all material respects with the applicable Laws and rules and regulations of the SEC. Since January 1, 2014, Heartland has filed all reports that it was required to file with the SEC pursuant to the Exchange Act.

(b)Heartland’s financial statements (including any footnotes thereto) contained in the Heartland 10‑K Reports and the Heartland 10‑Q Report were prepared in accordance with GAAP (except that the financial statements set forth in the Heartland 10‑Q Report may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material) and fairly present the consolidated financial position of Heartland and its Subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

3.6    No Material Adverse Changes. Since September 30, 2017, and except as otherwise disclosed in reports filed with the SEC prior to the date hereof, there has been no material adverse change in, and no event, occurrence or development in the business of Heartland or its Subsidiaries that, taken individually or as a whole, has had or would reasonably be expected to have a Material Adverse Effect on Heartland or its Subsidiaries or on the consummation of the transactions contemplated hereby.

3.7    Reports and Filings; Compliance with Laws. Since January 1, 2014, each of Heartland and its Subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other Governmental Entity having jurisdiction over it (together with all exhibits thereto, the “Heartland Regulatory Reports”), except for such reports and filings which the failure to so file would not have a Material Adverse Effect on Heartland or on the consummation of the transactions contemplated hereby. As of their respective dates or as subsequently amended prior to the date hereof, each Heartland Regulatory Report was true and correct in all material respects and complied in all material respects with applicable Laws. Heartland and MB&T are, and at all times since January 1, 2014 have been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations. Since January 1, 2014, each of Heartland and MB&T has held all Governmental Authorizations required for the conduct of its business, except where the failure to hold any such Governmental Authorization would not have a Material Adverse Effect on Heartland or MB&T.

3.8    Regulatory Approvals. As of the date hereof, Heartland is not aware of any fact or circumstance relating to it or MB&T that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained. Neither Heartland nor MB&T is subject to any Governmental Order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, any Governmental Entity that would reasonably be expected to impair the ability of Heartland to obtain the Bank Regulatory Approvals in a timely fashion or to operate Signature Bank in the Ordinary Course of Business after the Merger.

3.9    Certain Tax Matters. Neither Heartland nor any Affiliate has taken or agreed to take any action or knows of any circumstances that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

3.10    Litigation. There is no Litigation pending against, or, to the knowledge of Heartland, threatened against Heartland or its Subsidiaries, before or by any Governmental Entity, that (a) in any manner challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or (b) individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect on Heartland or MB&T.

3.11    Financial Ability. Heartland has cash on hand to pay the Actual Cash Consideration for each Signature Converted Common Share that is issued and outstanding as of the Effective Time and the Option Consideration for each Signature Stock Option cancelled as of the Effective Time.

3.12    NASDAQ. Heartland is in compliance in all material respects with the applicable listing rules and corporate governance rules and regulations of NASDAQ.

3.13    No Brokers or Finders. Except for fees and other compensation payable to Panoramic Capital Advisors, Inc., there are no claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of Heartland or any of its Subsidiaries.

3.14    No Other Representations or Warranties. Except for the representations and warranties made by Heartland in this Article 3, neither Heartland nor any other Person makes any express or implied representation or warranty with respect to Heartland, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Heartland hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Heartland nor any other Person makes or has made any representation or warranty to Signature or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Heartland, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Heartland in this Article 3, any oral or written information presented to Signature or any of its Affiliates or Representatives in the course of their due diligence investigation of Heartland by Signature, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SIGNATURE

Signature hereby represents and warrants to Heartland that, except as described in the Disclosure Schedules:
4.1    Organization and Qualification.

(a)Signature is a corporation duly organized, validly existing and in good standing under the Laws of the State of Minnesota, and has the requisite corporate power to carry on its business as now conducted. Signature is a bank holding company registered under Bank Holding Company Act. Except for Signature Bank, Signature has no Subsidiaries. Signature is, and as of the Closing Date will be, the lawful record and beneficial owner of all of the issued and outstanding stock of Signature Bank, free and clear of any Encumbrance, except as set forth in Schedule 4.1(a). The copies of the Charter and Bylaws of Signature, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. Signature is not in violation of any provisions of its Charter and Bylaws.

(b)Signature Bank is a Minnesota banking corporation authorized to conduct business as a bank in Minnesota duly organized, validly existing and in good standing under the Laws of the State of Minnesota. Signature Bank has the requisite corporate power and authority (including all material Governmental Authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. Signature Bank is an insured bank as defined in the FDIA. Signature Bank has no Subsidiaries. Signature Bank is not qualified to do business in any jurisdiction other than the State of Minnesota. Signature Bank has not received any written or oral notice or other communication from any Governmental Entity that the nature of the business of Signature Bank requires it to be qualified to do business in any jurisdiction other than the State of Minnesota. The copies of the Charter and Bylaws of Signature Bank, which have been provided to Heartland prior to the date of this Agreement, are correct and complete and reflect all amendments made thereto. Signature Bank is not in violation of any provisions of its Charter and Bylaws.

4.2    Authority Relative to this Agreement; Non-Contravention.

(a)Signature has the requisite corporate power and authority to enter into this Agreement and the Ancillary Documents (to which Signature is a party), and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and such Ancillary Documents by Signature and the consummation by Signature of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Signature. Other than the approval of the Merger by holders of at least a majority of the number of issued and outstanding shares of Signature Common Stock as of the record date for the Signature Shareholder Meeting (the “Required Signature Shareholder Vote”), no other corporate proceedings on the part of Signature are necessary to authorize this Agreement, or the Ancillary Documents (to which Signature is a party), or to consummate the Merger or any other transactions contemplated hereby or thereby. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation under the MBCA or any applicable provisions of the takeover Laws of Minnesota (and any comparable provisions of the charter or bylaws of Signature or Signature Bank), or, to the Knowledge of Signature, any other state, apply or will apply to this Agreement, the Merger, the Bank Merger Agreement or the Bank Merger.

(b)This Agreement and the Ancillary Documents (to which Signature is a party) have been duly executed and delivered by Signature and constitute a valid and binding obligation of Signature, enforceable in accordance with its terms, subject to the Remedies Exception. Neither Signature nor Signature Bank is subject to, or obligated under, any provision of (i) its Charter, Bylaws or other governing documents, (ii) any Contract (x) requiring an expenditure by Signature or Signature Bank of more than $10,000, (y) requiring payments to Signature or Signature Bank of more than $10,000, or (z) having a duration of more than six months, except for any Contracts for which required Consents must be obtained pursuant to Section 7.3(h) or Contracts that expire or are terminated prior to the Effective Time, (iii) any license, franchise or permit, or (iv) subject to obtaining the approvals referred to in Section 4.2(c), any Law, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any Encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement and the Ancillary Documents, or the consummation of the transactions contemplated hereby and thereby.

(c)Other than the Bank Regulatory Approvals, the filing of the Delaware Certificate of Merger and the Minnesota Articles of Merger with the Secretary of State of Delaware and the Secretary of State of Minnesota, respectively, no Governmental Authorization is necessary on the part of either of Signature or Signature Bank for the consummation by Signature of the transactions contemplated by this Agreement and the Ancillary Documents.

4.3    Capitalization.

(a)The authorized capital stock of Signature consists of 20,000,000 shares of Signature Common Stock, $0.01 par value per share. As of September 30, 2017, 15,116,679.08 shares of Signature Common Stock were issued and outstanding. The authorized capital stock of Signature Bank consists of 100,000 shares of Common Stock, $10.00 par value per share (“Signature Bank Common Stock”). Of the authorized shares of Signature Bank Common Stock, 100,000 shares of Signature Bank Common Stock are issued and outstanding. The issued and outstanding shares of Signature Common Stock and Signature Bank Common Stock are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. Except for the Signature Stock Options, there are no options, warrants, conversion privileges or other rights or Contracts obligating Signature or Signature Bank to issue, sell, purchase or redeem any shares of its capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of capital stock of Signature or capital stock of Signature Bank, or the earnings or other attributes of Signature or Signature Bank.

4.4    Outstanding Signature Common Stock and Signature Stock Options. Schedule 4.4 sets forth, for all of the issued and outstanding shares of Signature Common Stock, (a) the name of the holder of such shares, (b) the number of shares of Signature Common Stock owned by each such holder, and (c) the domicile address of each such holder. Schedule 4.4 also sets forth, for each Signature Stock Option, (i) the name of the optionee, (ii) the date of grant, (iii) the number of shares of Signature Common Stock subject to such Signature Stock Option, (iv) the number of shares of Signature Common Stock subject to such Signature Stock Option that may currently be acquired upon exercise thereof, and (v) the exercise price per share. Except for the Shareholder Voting Agreement, the KSOP Pass-Through Voting Agreement and other documents set forth on Schedule 4.4, there are no shareholder agreements, voting agreements, proxies, voting trusts or other understandings, agreements or commitments with or among one or more of such shareholders with respect to the voting, disposition or other incidents of ownership of any shares of Signature Common Stock, including any agreement that provides for preemptive rights or imposes any limitation or restriction on Signature Common Stock, including any restriction on the right of a shareholder to vote, sell or otherwise dispose of such Signature Common Stock.

4.5    Financial Statements.

(a)Prior to the execution of this Agreement, Signature has made available to Heartland copies of its audited consolidated balance sheets as of December 31, 2014, 2015, and 2016 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “Signature Annual Financial Statements”). Signature has made available to Heartland copies of its unaudited consolidated balance sheets as of September 30, 2017, and the related statements of operations, changes in shareholders’ equity and cash flows for the nine-month periods then ended. The consolidated balance sheet of Signature as of September 30, 2017 is herein referred to as the “Latest Signature Balance Sheet,” and the related statement of income, shareholders’ equity and cash flows for the nine-month period then ended are herein referred to as the “Related Signature Statements.” The Signature Annual Financial Statements, the Latest Signature Balance Sheet and the Related Signature Statements are collectively referred to as the “Signature Financial Statements.” The Signature Financial Statements are based upon the books and records of Signature and Signature Bank and have been prepared in accordance with GAAP, (except as otherwise disclosed in the Signature Financial Statements and except that the Latest Signature Balance Sheet and the Related Signature Statements may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material). The Signature Financial Statements fairly present the consolidated financial position of Signature as of the dates thereof and the consolidated results of operations, changes in shareholders’ equity and cash flows for the periods then ended.

(b)Prior to the execution of this Agreement, Signature has made available to Heartland copies of the audited balance sheets of Signature Bank as of December 31, 2014, 2015 and 2016 and the related statements of operations, changes in shareholders’ equity and cash flows for the years then ended (collectively, together with any notes thereto, the “Signature Bank Annual Financial Statements”). Signature has made available to Heartland copies of the balance sheet of Signature Bank as of September 30, 2017 and the related statement of operations for the nine-month period then ended. The balance sheet of Signature Bank as of September 30, 2017 is herein referred to as the “Latest Signature Bank Balance Sheet,” and the related statements of operations, changes in shareholder’s equity and cash flows for the nine-month period then ended are herein referred to as the “Related Signature Bank Statements.” The Signature Bank Annual Financial Statements, the Latest Signature Bank Balance Sheet and the Related Signature Bank Statements are collectively referred to herein as the “Signature Bank Financial Statements.” The Signature Bank Financial Statements have been prepared in accordance with GAAP (except as otherwise disclosed in the Signature Bank Financial Statements and except that the Latest Signature Bank Balance Sheet and the Related Signature Bank Statements may not contain all notes required by GAAP and are subject to year-end adjustments, none of which is material). The Signature Bank Financial Statements fairly present the financial position of Signature Bank as of the dates thereof and the results of operations, changes in shareholder’s equity and cash flows for the periods then ended.

(c)The Latest Signature Balance Sheet and the Latest Signature Bank Balance Sheet are collectively referred to as the “Latest Balance Sheets,” and the Related Signature Statements and the Related Signature Bank Statements are collectively referred to as the “Related Statements.”

4.6    Absence of Undisclosed Liabilities. Neither Signature nor Signature Bank has any Liabilities of any nature required to be disclosed in accordance with GAAP, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, except (a) as reflected or expressly reserved against in the Latest Signature Balance Sheet, (b) Liabilities that have arisen after the date of the Latest Signature Balance Sheet in the Ordinary Course of Business (none of which is a material uninsured Liability for breach of Contract, tort, infringement, Litigation or violation of any Governmental Order, Governmental Authorization or Law), or (c) obligations under any Contract listed on a Disclosure Schedule to this Agreement or under a Contract not required to be listed on such a Disclosure Schedule.

4.7    Loans; Substandard Loans; OREO; Commitments to Extend Credit.

(a)The documentation relating to each loan made by Signature Bank and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens subject to the laws of bankruptcy, insolvency, and other equitable remedies. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable Laws (including Laws relating to the extension of credit). Notwithstanding any provision to the contrary, Signature makes no representation or warranty as to the collectability of any of Signature Bank’s loans due to the financial ability of any borrower to pay any note or other evidence of Indebtedness executed and delivered to Signature Bank or the realizable value of any collateral or the value of any OREO.

(b)Except as set forth in Schedule 4.7(b), there are no loans, leases, other extensions of credit or commitments to extend credit of Signature or Signature Bank that have been or, to the Knowledge of Signature, should have been classified by Signature or Signature Bank as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. Signature has disclosed to Heartland all of the “substandard,” “doubtful,” “loss,” “special mention,” “nonperforming” or “problem” loans of Signature Bank on the current “watch list” of Signature Bank, a copy of which is attached as Schedule 4.7(b). Except as set forth on Schedule 4.7(b), neither Signature nor Signature Bank has received any written or oral notice that any borrower with respect to a loan from Signature Bank in excess of $50,000 has: (i) filed, or consented by answer or otherwise to the filing against it of a petition for relief, reorganization or arrangement, or any other petition in bankruptcy, for liquidation or to take advantage of any bankruptcy or insolvency Law; (ii) made an assignment for the benefit of its creditors; (iii) consented to the appointment of a custodian, receiver, trustee, liquidator or other Person with similar power over such borrower or any substantial part of such borrower’s property; (iv) been adjudicated insolvent; or (v) taken any action for the purpose of authorizing any of the foregoing.

(c)Except as set forth in Schedule 4.7(c), neither Signature nor Signature Bank has any outstanding loans or assets classified as “Other Real Estate Owned” (“OREO”). Schedule 4.7(c) contains a description of each property classified by Signature or Signature Bank as OREO. Prior to the execution of this Agreement, Signature has delivered the latest appraisal of each property classified as OREO obtained by Signature or Signature Bank. The value of any property classified by Signature or Signature Bank as OREO and reflected on the Latest Balance Sheet was determined on a “fair value less cost to sell” basis. Neither of Signature nor Signature Bank has entered into any Contract obligating it pay for expenses with respect to improvements on, or the development of, any OREO.

(d)Except as set forth in Schedule 4.7(d), Signature Bank does not have any active outstanding loans or other evidences of indebtedness participated to other parties. Except as set forth in Schedule 4.7(d), Signature Bank has not at any time sold any of its assets with recourse of any kind to Signature Bank, nor entered into any Contract providing for the sale or servicing of any loan or other asset that constitutes a “recourse arrangement” under any applicable regulation or policy promulgated by a Governmental Entity. Signature Bank has not received any request to repurchase any loan, advance or participation therein or other asset sold to a third party, nor has Signature or Signature Bank been advised in writing by any third-party purchaser of any loan, advance or participation therein or any other asset that such purchaser intends to request that Signature Bank repurchase such loan, advance or participation therein or other asset.

(e)Except as set forth in Schedule 4.7(e), there are no Contracts binding upon Signature or Signature Bank to extend credit, in an amount per “one borrower” of $500,000 or more, as determined by aggregating or combining any direct loans, guarantees and overdrafts in accordance with 12 C.F.R. §32.5. Schedule 4.7(e) lists those borrowers of Signature Bank that are the top 10 borrowers of Signature Bank measured by the outstanding principal amount of loans to such borrowers as of September 30, 2017.

4.8    Allowance for Loan and Lease Losses. The allowance for loan and lease losses (“ALLL”) is, and will be as of the Effective Time, in material compliance with Signature Bank’s existing methodology for determining the adequacy of the ALLL, as well as in material compliance with the standards established by applicable Governmental Entities and GAAP and the Financial Accounting Standards Board. Neither Signature nor Signature Bank has been notified by any Governmental Entity or by Signature’s or Signature Bank’s independent auditor, in writing or otherwise, that: (a) such allowances are inadequate; (b) the practices and policies of Signature or Signature Bank in establishing such allowances and in accounting for non-performing and classified assets generally fail to comply with applicable accounting or regulatory requirements; or (c) such allowances are inadequate or inconsistent with the historical loss experience of Signature or Signature Bank.

4.9    Deposits. All of the deposits held by Signature Bank (including the records and documentation pertaining to such deposits) have been established and are held in compliance in all respects with all: (a) applicable policies, practices and procedures of Signature Bank; and (b) applicable Law, including anti-money laundering, anti-terrorism or embargoed Persons requirements. Except as set forth on Schedule 4.9, no deposit of Signature Bank is a Brokered Deposit (as defined in 12 C.F.R. §337.6(a)(2)) or is subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set-off rights, escrow limitations and similar actions taken in the Ordinary Course of Business). All of the deposit accounts of Signature Bank are insured up to the applicable limits (or fully insured if there is no limit) through the Deposit Insurance Fund as administered by the FDIC to the fullest extent permitted by applicable Law, and all premiums and assessments required to be paid for such insurance have been paid when due. No legal action or proceeding for the termination or revocation of such insurance is pending, or, to the Knowledge of Signature, has any such termination or revocation been threatened.

4.10    Reports and Filings. Since January 1, 2014, each of Signature and Signature Bank has filed each report or other filing that it was required to file with any federal or state banking, bank holding company or other applicable Governmental Entity having jurisdiction over it, including the FRB, the FDIC and the MDC (together with all exhibits thereto, the “Signature Regulatory Reports”). Signature has provided or made available to Heartland copies of all of Signature Regulatory Reports that it is permitted to provide consistent with and under applicable Law. As of their respective dates or as subsequently amended prior to the date hereof, each of Signature Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable Laws.

4.11    Subsidiaries; Interests in LLCs; Off Balance Sheet Arrangements.

(a)Except for the Signature Bank Common Stock owned by Signature, neither Signature nor Signature Bank owns any stock, limited liability company membership units, partnership interests or any other equity security issued by any other Person, except securities owned by Signature Bank in the Ordinary Course of Business.

(b)Neither Signature nor Signature Bank is a party to or member or partner of, or has any commitment to become a party to or member or partner of, any joint venture, off balance sheet limited liability company, off balance sheet partnership or any similar off balance sheet entity, including any structured finance, special purpose or limited purpose entity or Person, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S‑K under the Securities Act), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or of any material Liabilities of, either Signature or Signature Bank.

4.12    Books and Records.

(a)The books of account of each Signature and Signature Bank since January 1, 2007 are complete and correct in all material respects and have been maintained in accordance with commercially reasonable business practices. Since January 1, 2007, each transaction has been properly and accurately recorded on the books and records of each Signature and Signature Bank, and each document upon which entries in books and records of each Signature and Signature Bank are based is complete and accurate in all material respects.

(b)Signature and Signature Bank each maintains a system of internal control over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP including reasonable assurance (i) that transactions are executed in accordance with management’s general or specific authorizations and recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, and (ii) regarding prevention or timely detection of any unauthorized acquisition, use or disposition of assets that could have a materially adverse effect on the financial statements of Signature or Signature Bank.

(c)Since January 1, 2014, (i) neither Signature or Signature Bank nor, to the Knowledge of Signature, any director, officer, manager, employee, auditor, accountant or representative of Signature or Signature Bank, has received notice (written or oral) or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Signature, Signature Bank or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that either Signature or Signature Bank has engaged in questionable accounting or auditing practices, and (ii) no attorney representing either Signature or Signature Bank, whether or not employed by Signature or Signature Bank, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by either Signature or Signature Bank or its respective officers, directors, employees or agents to the Board of Directors of Signature or Signature Bank or other any committee thereof or, to the Knowledge of Signature, to any officer or director of Signature or Signature Bank.

(d)Since January 1, 2007, the minute books and stock or equity records of each of Signature and Signature Bank, all of which have been made available to Heartland, are correct in all material respects. Since January 1, 2007, the minute books of each Signature and Signature Bank contain accurate records of all meetings held and actions taken by the holders of stock or other equity interests, the Boards of Directors and committees of the Boards of Directors of each of Signature and Signature Bank (except to the extent minutes have not yet been approved or finalized by such Boards of Directors or committees), and no meeting of any such holders, Boards of Directors or committees has been held for which minutes are not contained in such minute books (except to the extent such minutes have not been approved or finalized by such Boards of Directors or other or committees). At the Closing, all such books and records will be in the possession of Signature.

4.13    No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of either Signature or Signature Bank that, taken individually or as a whole and together with any other events, occurrences and developments with respect to such business, has had, or would reasonably be expected to have, a Material Adverse Effect on Signature or materially adversely affect the consummation of the transactions contemplated hereby.

4.14    Absence of Certain Developments. Except as contemplated or required by this Agreement or as set forth in the Latest Balance Sheets, the Related Statements or on Schedule 4.14, since September 30, 2017, neither Signature nor Signature Bank has:

(a)issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except deposit and other bank obligations and investment securities in the Ordinary Course of Business;

(b)redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of its capital stock or other securities;

(c)split, combined or reclassified any of its outstanding shares of capital stock or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of capital stock or other securities of Signature or Signature Bank;

(d)incurred any Liability, whether due or to become due, other than in the Ordinary Course of Business and, in the case of Signature Bank, consistent with safe and sound banking practices;

(e)discharged or satisfied any Encumbrance or paid any Liability other than in the Ordinary Course of Business and, in the case of Signature Bank, consistent safe and sound banking practices;

(f)mortgaged or subjected to Encumbrance any of its property, business or assets, tangible or intangible except (i) for Permitted Encumbrances, and (ii) for pledges of assets to secure public funds deposits;

(g)sold, transferred or otherwise disposed of any of its assets or canceled any material Indebtedness or claims or waived any rights of material value, other than in the Ordinary Course of Business and consistent with prudent banking practices;

(h)suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a Material Adverse Effect on Signature;

(i)made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee, in each case, other than in the Ordinary Course of Business;

(j)made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement, except as required by Law;

(k)made any single or group of related capital expenditures or commitments therefor in excess of $50,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $50,000 for any group of related leases in the aggregate;

(l)acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to either Signature or Signature Bank;

(m)made any change in its accounting methods or practices, other than changes required by Law made in accordance with GAAP or the Regulatory Accounting Principles; or

(n)made, modified or revoked any material election with respect to Taxes or consented to any waiver or extension of time to assess or collect any material Taxes;

(o)reversed any amount of its previously established ALLL;

(p)sold any securities in its investment portfolio for a gain; or

(q)agreed to do any of the foregoing.

4.15    Properties.

(a)Neither Signature nor Signature Bank own any real property (other than OREO). The only real property demised by a lease to Signature or Signature Bank is listed on Schedule 4.15(a) (the “Leased Operating Real Property”), and constitutes all of the real property leased (whether or not occupied and including any leases assigned or leased premises sublet for which Signature or Signature Bank remains liable), used or occupied by Signature or Signature Bank.

(b)The lease for the Leased Operating Real Property is in full force and effect, and Signature or Signature Bank holds a valid and existing leasehold interest under the lease for the term listed on Schedule 4.15(b). The owner of the Leased Operating Real Property has not materially interfered with or disturbed the use or enjoyment of the Leased Operating Real Property by Signature or Signature Bank, or the exercise by Signature or Signature Bank of its rights under such lease.

(c)The Leased Operating Real Property has access sufficient for the conduct of the business as conducted by Signature or Signature Bank on such parcel of Leased Operating Real Property, and, to the Knowledge of Signature, the Leased Operating Real Property has access to public roads and to all utilities, including electricity, sanitary and storm sewer, potable water, natural gas, telephone, fiber optic, cable television, and other utilities used in the operation of the business at that location. To the Knowledge of Signature, the zoning for the Leased Operating Real Property permits the existing improvements and continuation of the business being conducted thereon as a conforming use. Neither Signature nor Signature Bank has received any written or oral notice of any such violation of the zoning code or the existence of any condemnation or other proceeding with respect to the Leased Operating Real Property. To the Knowledge of Signature, there are no improvements contemplated by any Governmental Entity, the costs of which are to be assessed as assessments, special assessments, special Taxes or charges against the Leased Operating Real Property.

(d)Each of Signature and Signature Bank has good and marketable title to, or a valid leasehold interest in, the building, equipment and other tangible assets used by it, located on its premises or shown in the Latest Balance Sheets, free and clear of all Encumbrances, except for Permitted Encumbrances and properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheets.

(e)The building and all of the fixtures, furniture and equipment necessary for the conduct of the business of Signature or Signature Bank are in adequate condition and repair, ordinary wear and tear excepted, and are usable in the Ordinary Course of Business. Each of Signature and Signature Bank owns, or leases under valid leases, all fixtures, furniture, personal property and equipment necessary for the conduct of its business as it is presently being conducted.

4.16    Intellectual Property.

(a)Signature and Signature Bank each owns or possesses valid and binding licenses and other rights to use all Intellectual Property that is listed and described in Schedule 4.16 (other than commercially available “shrink wrap” or “click wrap” licenses), and neither Signature nor Signature Bank has received any notice of conflict or allegation of invalidity with respect thereto that asserts the right of others. Signature and Signature Bank each owns or has a valid right to use the Intellectual Property, free and clear of all liens (except any restrictions set forth in Contracts relating to any licensed Intellectual Property), and has performed all the obligations required to be performed by it and is not in default under any Contract relating to any of the foregoing. To the Knowledge of Signature, such Intellectual Property is valid and enforceable.

(b)(i) Signature and Signature Bank each owns or is validly licensed to use (in each case, free and clear of any liens, except any restrictions set forth in Contracts relating to any licensed Intellectual Property) all Intellectual Property used in or necessary for the conduct of its business as currently conducted; (ii) except as set forth in Schedule 4.16, the use of any Intellectual Property by Signature and Signature Bank and the conduct of their respective businesses as currently conducted does not infringe on or otherwise violate the legal rights of any Person; (iii) to the Knowledge of Signature, no Person is challenging, infringing on or otherwise violating any right of either Signature or Signature Bank with respect to any Intellectual Property owned by and/or licensed by Signature or Signature Bank; and (iv) neither Signature nor Signature Bank has received any written notice of any pending Litigation against Signature or Signature Bank with respect to any Intellectual Property used by Signature or Signature Bank, and, to the Knowledge of Signature, no facts or events exist that would give rise to any Litigation against either Signature or Signature Bank with respect to Intellectual Property.

4.17    Environmental Matters.

(a)As used in this Section 4.17, the following terms have the following meanings:

(i)“Environmental Costs” means any and all costs and expenditures, including any fees and expenses of attorneys and of environmental consultants or engineers incurred in connection with investigating, defending, remediating or otherwise responding to any Release of Hazardous Materials, any violation or alleged violation of Environmental Law, any fees, fines, penalties or charges associated with any governmental authorization, or any actions necessary to comply with any Environmental Law.

(ii)“Environmental Law” means any Law, governmental authorization or governmental order relating to pollution, contamination, Hazardous Materials or protection of the environment.

(iii)“Hazardous Materials” means any dangerous, toxic or hazardous pollutant, contaminant, chemical, waste, material or substance as defined in or governed by any Law relating to such substance or otherwise relating to the environment or human health or safety, including any waste, material, substance, pollutant or contaminant that might cause any injury to human health or safety or to the environment or might subject the owner or operator of the Leased Operating Real Property to any Environmental Costs or Liability under any Environmental Law.

(iv)“List” means the United States Environmental Protection Agency’s National Priorities List of Hazardous Waste Sites or any other list, schedule, log, inventory or record, however defined, maintained by any Governmental Entity with respect to sites from which there has been a Release of Hazardous Materials.
(v)“Regulatory Action” means any litigation with respect to either Signature or Signature Bank brought or instigated by any Governmental Entity in connection with any Environmental Costs, Release of Hazardous Materials or any Environmental Law.

(vi)“Release” means the spilling, leaking, disposing, discharging, emitting, depositing, ejecting, leaching, escaping or any other release or threatened release, however defined, whether intentional or unintentional, of any Hazardous Material.

(vii)“Third-Party Environmental Claim” means any litigation (other than a Regulatory Action) based on negligence, trespass, strict liability, nuisance, toxic tort or any other cause of action or theory relating to any Environmental Costs, Release of Hazardous Materials or any violation of Environmental Law.

(b)No Third-Party Environmental Claim or Regulatory Action is pending or, to the Knowledge of Signature, threatened against either Signature or Signature Bank.

(c)Neither Signature nor Signature Bank has received written notice that the Leased Operating Real Property is listed on a List.

(d)All transfer, transportation or disposal of Hazardous Materials by either Signature or Signature Bank to properties not owned, leased or operated by Signature or Signature Bank has been in compliance with applicable Environmental Law; and neither Signature nor Signature Bank transported or arranged for the transportation of any Hazardous Materials to any location that is (i) listed on a List, (ii) listed for possible inclusion on any List or (iii) the subject of any Regulatory Action or Third-Party Environmental Claim.

(e)To the Knowledge of Signature, the Leased Operating Real Property has never been used as a landfill, dump or other disposal, storage, transfer, handling or treatment area for Hazardous Materials, or as a gasoline service station or a facility for selling, dispensing, storing, transferring, disposing or handling petroleum and/or petroleum products.

(f)There has not been any Release of any Hazardous Material by either Signature or Signature Bank, or any Person under their respective control, on, under, about, from or in connection with the Leased Operating Real Property and any OREO owned by Signature or Signature Bank.

(g)The Leased Operating Real Property and any OREO owned by Signature or Signature Bank has been used and operated by Signature and Signature Bank in material compliance with all applicable Environmental Laws.

(h)Signature and Signature Bank each has obtained all Governmental Authorizations relating to Environmental Laws necessary for the operations of both Signature and Signature Bank, and all such Governmental Authorizations relating to the Environmental Law are listed on Schedule 4.17(h). Such Governmental Authorizations relating to the Environmental Law will be valid and in full force and effect upon consummation of the transactions contemplated by this Agreement. Signature and Signature Bank each has filed all reports and notifications required to be filed under and pursuant to all applicable Environmental Laws.

(i)Neither Signature nor Signature Bank has received any written notice of an Encumbrance that has attached or been filed against either Signature or Signature Bank in favor of any Person for (i) any Liability under or violation of any applicable Environmental Law, (ii) any Release of Hazardous Materials or (iii) any imposition of Environmental Costs.

(j)Neither Signature nor Signature Bank has generated, treated, contained, handled, located, used, manufactured, processed, buried, incinerated, deposited or stored Hazardous Materials on, under or about any part of the Leased Operating Real Property or any OREO owned by Signature or Signature Bank.

(k)To the Knowledge of Signature, the Leased Operating Real Property contains no asbestos, urea, formaldehyde, radon at levels above natural background, PCBs or pesticides. To the Knowledge of Signature, no aboveground or underground storage tanks are located on or under the Leased Operating Real Property, or have been located on or under the Leased Operating Real Property, and then subsequently removed or filled. To the Knowledge of Signature, no expenditure will be required in order for Heartland or MB&T to comply with any Environmental Law in effect at the time of Closing in connection with the operation or continued operation of the Leased Operating Real Property in a manner consistent with the present operation thereof.

4.18    Community Reinvestment Act. Signature Bank had a rating of “satisfactory” or better as of its most recent CRA examination, and Signature has not been advised of, and to the Knowledge of Signature, no facts or circumstances exist that could reasonably be expected to cause Signature or Signature Bank to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Governmental Entity charged with the supervision or regulation of banks or bank holding companies or engaged in the insurance of bank deposits (collectively, “Bank Regulators”) of lower than “satisfactory.”

4.19    Information Security.

(a)Since January 1, 2014, Signature and Signature Bank have not received any written or oral notice, of any unauthorized disclosure of, or access to, any nonpublic personal information of a customer in the possession of Signature or Signature Bank that could result in substantial harm or inconvenience to such customer. To the Knowledge of Signature, no facts or circumstances exist that would cause Signature or Signature Bank to be deemed not to be in satisfactory compliance in any respect with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including in Title V of the Gramm-Leach-Bliley Act of 1999.

(b)Except as set forth on Schedule 4.19(b), the records, systems, controls, data and information of Signature and Signature Bank are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Signature and Signature Bank or their accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Signature or Signature Bank.

(c)All material information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of the businesses of each of Signature and Signature Bank (collectively, “Signature IT Systems”) have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards in the industry, to ensure proper operation, monitoring and use. The Signature IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct business as currently conducted. Neither Signature nor Signature Bank has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown or other failure or deficiency of the Signature IT Systems. Signature and Signature Bank have taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of its business. Neither Signature nor Signature Bank is in material breach of any Material Contract related to any Signature IT Systems.

4.20    Tax Matters.

(a)Signature and Signature Bank each (i) has timely filed (or has had timely filed on its behalf) each material Return required to be filed or sent by it in respect of any Taxes, each of which was correctly completed and accurately reflected in all material respects any Liability for Taxes of Signature or Signature Bank, and any Affiliate of such entity, covered by such Return, (ii) timely and properly paid (or had paid on its behalf) all material Taxes due and payable for all Tax periods or portions thereof whether or not shown on such Returns, (iii) established on the books of account of Signature and Signature Bank, in accordance with GAAP and consistent with past practices, adequate reserves for the payment of any Taxes not then due and payable and (iv) complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(b)Signature and Signature Bank each has made (or caused to be made on its behalf) all estimated Tax payments required to have been made to avoid any underpayment penalties.

(c)There are no Encumbrances for Taxes upon any assets of either Signature or Signature Bank, except Permitted Encumbrances.

(d)Neither Signature nor Signature Bank has requested any extension of time within which to file any Return, which Return has not since been filed.

(e)No deficiency for any Taxes has been proposed, asserted or assessed against either Signature or Signature Bank that has not been resolved and paid in full. No waiver, extension or comparable consent given by either Signature or Signature Bank regarding the application of the statute of limitations with respect to any Taxes or any Return is outstanding, nor is any request for any such waiver or consent pending. There has been no Tax audit or other administrative proceeding or court proceeding with regard to any Taxes or any Return of either Signature or Signature Bank for any Tax year subsequent to the year ended December 31, 2012, nor is any such Tax audit or other proceeding pending, nor has there been any notice to either Signature or Signature Bank by any Governmental Entity regarding any such Tax audit or other proceeding, nor is any such Tax audit or other proceeding threatened with regard to any Taxes or Returns. There are no outstanding subpoenas or requests for information with respect to any of the Returns of either Signature or Signature Bank. Neither Signature nor Signature Bank has entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision under any other Law.

(f)No additional material Taxes will be assessed against either Signature or Signature Bank for any Tax period or portion thereof ending on or prior to the Effective Date that will exceed the estimated reserves for Taxes established by Signature and Signature Bank that will be taken into account in determining the Adjusted Tangible Common Equity. There are no unresolved questions, claims or disputes concerning the Liability for Taxes of either Signature or Signature Bank.

(g)Schedule 4.20(g) lists all federal, state, local and foreign income Returns filed with respect to Signature and Signature Bank for taxable periods ended on or after December 31, 2014, indicates those Returns that have been audited and indicates those Returns that currently are the subject of audit. True and complete copies of the Returns of each of Signature and Signature Bank, as filed with the IRS for the years ended December 31, 2014, 2015 and 2016 have been delivered to Heartland.

(h)Neither Signature nor Signature Bank has received notice from a taxing authority in a jurisdiction where it does not file a Return that it is or may be subject to taxation by that jurisdiction.

(i)Neither Signature nor Signature Bank is a party to any Contract that would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor causing payments to be made by either Signature or Signature Bank or any other Person that are not deductible (in whole or in part) as a result of the application of Section 280G of the Code.

(j)No closing agreements, private letter rulings or similar agreements or rulings have been entered into or issued by any Governmental Entity with respect to either Signature or Signature Bank, which would be binding following the Effective Time, and no such agreements or rulings have been applied for and are currently pending.

(k)Except for the Tax Sharing Agreement dated October 15, 2014 by and between Signature and Signature Bank, neither Signature nor Signature Bank is a party to any Tax allocation, sharing, indemnity, or reimbursement agreement or arrangement (other than any customary Tax indemnification provisions in ordinary course commercial agreements or other arrangements that are not primarily related to Taxes).

(l)Neither Signature nor Signature Bank has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)Neither Signature nor Signature Bank (i) has been a member of an affiliated group filing a consolidated Return (other than a group the common parent of which was Signature) or (ii) has any Liability for the

Taxes of any Person (other than Signature or Signature Bank) under Treasury Regulations Section 1.1502‑6 (or any similar provision of Law), as a transferee or successor, by Contract, or otherwise.

(n)Neither Signature nor Signature Bank constitutes either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code that (i) took place during the two-year period ending on the date of this Agreement or (ii) could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o)Neither Signature nor Signature Bank has engaged in any transaction that is subject to disclosure under Treasury Regulation Section 1.6011‑4 or 1.6011‑4T, or has participated in any “confidential corporate tax shelter” (within the meaning of Treasury Regulation Section 301.6111-2(a)(2)) or a “potentially abusive tax shelter” (within the meaning of Treasury Regulation Section 301.6112-1(b)).

(p)Neither Signature nor Signature Bank has a “permanent establishment” in any country other than the United States, as such term is defined under any applicable Tax treaty between the United States and such other country.

(q)No power of attorney granted by either Signature or Signature Bank relating to Taxes is currently in force.

(r)Signature and Signature Bank each has made available to Heartland true and correct schedules setting forth the income Tax attributes (including current and accumulated net operating losses and the adjusted tax basis of the assets of each of Signature or Signature Bank) and any applicable limitations on the use of those Tax attributes (including prior limitations under Section 382 of the Code).

(s)Signature and Signature Bank each reported all transactions that could give rise to an underpayment of Tax (within the meaning of Section 6662 of the Code) on the relevant Returns in a manner for which there is substantial authority, or adequately disclosed such transactions on the Returns as required in accordance with Section 6662(d)(2)(B) of the Code. Neither Signature nor Signature Bank has omitted from gross income on any Return an amount of income that was properly includible on such Return and that exceeds 25% of the amount of gross income stated in the Return, other than an amount with respect to which information is disclosed on the Return that is sufficient to apprise the IRS of the nature and amount of the item, in accordance with the provisions of Code Section 6501(e)(1)(B)(iii) and Treasury Regulations Section 301.6501(e)-1(a)(1)(iv).

(t)There is no Contract, plan or arrangement, including this Agreement, pursuant to which any current or former employee of either Signature or Signature Bank would be entitled to receive any payment as a result of the transactions contemplated by this Agreement that would not be deductible under Section 404 or 162(m) of the Code.

(u)Neither Signature nor Signature Bank has been a member of any partnership or joint venture or the holder of a beneficial interest in any trust for any period for which the statute of limitations for any Taxes potentially applicable as a result of such membership or holding has not expired.

(v)No property of either Signature or Signature Bank is (i) property that Signature or Signature Bank is or will be required to treat as being owned by another Person under the provisions of Section 168(f)(8) of the Code (as in effect prior to amendment by the Tax Reform Act of 1986), (ii) except as set forth in Schedule 4.20(v)(ii))“tax-exempt use property” within the meaning of Section 168(h) of the Code or (iii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(w)None of the Indebtedness of Signature or Signature Bank constitutes (i) “corporate acquisition indebtedness” (as defined in Section 279(b) of the Code) with respect to which any interest deductions may be disallowed under Section 279 of the Code or (ii) an “applicable high yield discount obligation” under Section 163(i) of the Code, and none of the interest on any such indebtedness will be disallowed as a deduction under any other provision of the Code.

(x)Neither Signature nor Signature Bank has taken or agreed to take any action, or knows of any circumstances, that would prevent the acquisition contemplated by this Agreement from qualifying as a reorganization within the meaning of Section 368(a)(1)(A) of the Code.

(y)Signature validly elected to be an “S corporation” within the meaning of Sections 1361 and 1362 of the Code for all periods beginning January 1, 2007. For all periods beginning January 1, 2007, Signature also validly elected (or is so treated due to its federal election) to be an “S corporation” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax. There has been no basis for the revocation or other termination of Signature’s “S corporation” election at any time on or after January 1, 2007 and neither Signature nor any other Person has taken any action that would have caused Signature to cease being an “S corporation” for federal, state or local Tax purposes at any time on or after January 1, 2007.

(z)A valid election was made for Signature Bank to be a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3)(B) of the Code for all periods beginning January 15, 2007. For all periods beginning January 15, 2007, a valid election was also made for Signature Bank to be a “qualified subchapter S subsidiary” in all states and local jurisdictions which recognize such status and in which it would, absent such an election, be subject to corporate income Tax (or Signature Bank is so treated in all such states and local jurisdictions due to its federal election). There has been no basis for the revocation or other termination of Signature Bank’s “qualified subchapter S subsidiary” election at any time on or after January 15, 2007, and neither Signature nor any other Person has taken any action that would have caused Signature Bank to cease being a “qualified subchapter S subsidiary” for federal, state or local Tax purposes at any time on or after January 15, 2007.

(aa)True and complete copies of the “S corporation” and the “qualified subchapter S subsidiary” elections, any elections made under Sections 1361(d) or (e) of the Code by trusts that are or were at any time shareholders of Signature, and the acceptances by the IRS of such elections have been delivered to Heartland.

(bb)    Neither Signature nor Signature Bank has any liability for Tax under Section 1374 of the Code that has not been satisfied in full.

4.21    Contracts and Commitments.

(a)Schedule 4.21(a) lists the following Contracts to which either Signature or Signature Bank is a party or subject or by which it is bound (such Contracts required to be listed on Schedule 4.21(a), the “Material Contracts”):

(i)any employment, agency, collective bargaining Contract or consulting or independent contractor Contract;

(ii)any written or oral Contract relating to any severance pay for any Person;

(iii)any written or oral Contract with any director, officer, or employee of Signature or Signature Bank creating, modifying, memorializing or otherwise related to any obligation of either Signature or Signature Bank upon a change of control;

(iv)any Contract to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date;

(v)any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $50,000 for any individual contract or $100,000 for any group of related contracts in the aggregate, or (B) other contract or group of related contracts with the same party continuing over a period of more than six months from the date or dates thereof, which is not entered into in the Ordinary Course of Business and is either not terminable by it on 30 days’ or less notice without penalty or involves more than $50,000 for any individual contract or $100,000 in the aggregate for any group of related contracts;

(vi)any Contract containing exclusivity, noncompetition or nonsolicitation provisions or that would otherwise prohibit either Signature or Signature Bank from freely engaging in business anywhere in the world or prohibiting the solicitation of the employees or contractors of any other entity;

(vii)any stock purchase, stock option, restricted stock or restricted stock unit or stock incentive plan;

(viii)any Contract for capital expenditures in excess of $50,000;

(ix)any partnership agreement, joint venture agreement, limited liability company agreement, agreement among shareholders, investor rights agreement or other similar Contract or arrangement;

(x)any Contract with a Governmental Entity;

(xi)any Contract pursuant to which either Signature or Signature Bank grants or makes available, or is granted or receives, any license, or other right requiring an expenditure in excess of $100,000 annually, with respect to any material Intellectual Property in each case that is reasonably necessary to operate the businesses of Signature and Signature Bank in the Ordinary Course of Business consistent, in the case of Signature Bank, with safe and sound banking practices (other than non-exclusive licenses to commercially available software);

(xii)any Contract relating to Indebtedness of more than $50,000 of either Signature or Signature Bank (other than, in the case of Signature Bank, deposit agreements: (A) entered into in the Ordinary Course of Business consistent with safe and sound banking practices and on the same terms as those contained in the standard deposit agreement of Signature Bank; and (B) evidencing deposit Liabilities of Signature Bank);

(xiii)any Contract with an indemnity obligation of Signature or Signature Bank that could result in Liability to Signature or Signature Bank in excess of $50,000;

(xiv)any Contract the costs of which are Transaction Expenses; and

(xv)any other Contract material to the businesses of Signature and Signature Bank, taken as a whole, which was not entered into in the Ordinary Course of Business.

(b)Except as disclosed on Schedule 4.21(b), (i) each of Signature and Signature Bank has performed all material obligations required to be performed by it prior to the date hereof in connection with the Contracts or commitments set forth on Schedule 4.21(a), and neither Signature nor Signature Bank is in receipt of any written claim of default under any Contract or commitment set forth on Schedule 4.21(a), except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a Material Adverse Effect on Signature and Signature Bank or materially adversely affect the consummation of the transactions contemplated hereby; (ii) neither Signature nor Signature Bank has any present expectation or intention of not fully performing any material obligation pursuant to any Contract or commitment set forth on Schedule 4.21(a); and (iii) to the Knowledge of Signature, there has been no cancellation, breach or anticipated breach by any other party to any Contract or commitment set forth on Schedule 4.21(a), except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a Material Adverse Effect on Signature and Signature Bank, or materially adversely affect the consummation of the transactions contemplated hereby.

4.22    Litigation. Schedule 4.22 lists all Litigation pending or, to the Knowledge of Signature, threatened against either Signature or Signature Bank, and, to the extent permissible by Law, each Governmental Order to which Signature or Signature Bank is subject. Except as set forth on Schedule 4.22, to the Knowledge of Signature, there are no facts that could reasonably give rise to such Litigation. None of the matters set forth on Schedule 4.22, individually or in the aggregate, will have or would reasonably be expected to have a Material Adverse Effect on Signature and Signature Bank, or the materially adversely affect the consummation of the transactions contemplated hereby.

4.23    No Brokers or Finders. Except as provided in the engagement letter dated September 8, 2017 between Signature and Sheshunoff & Co. Investment Banking (“Sheshunoff”), there are no claims for brokerage commissions, finders’ fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any Contract made by or on behalf of either of Signature and Signature Bank.

4.24    Employees.

(a)Schedule 4.24(a) lists (i) each employee of each of the Signature and Signature Bank as of the date of this Agreement (such employees, together with any former employees of Signature or Signature Bank (the “Signature Employees”), and indicates for each such employee, and in the aggregate, (ii) whether Signature or Signature Bank employs such employee, (iii) whether such employee is full-time, part-time or on temporary status, (iv) whether such employee is an exempt or non-exempt employee under the Fair Labor Standards Act or applicable state Law, (v) whether the employee is a salaried or hourly employee, (vi) the employee’s annual salary, wages and/or any other compensation arrangement (including compensation payable or for which such employee may be eligible pursuant to bonus, incentive, deferred compensation or commission arrangements), (vii) the number of hours of PTO, vacation time, and/or sick time that the employee has accrued as of the date hereof and the aggregate dollar amount thereof, (viii) the date of commencement of the employee’s employment, (ix) the employee’s position and/or title, and (x) whether such employee has any written or oral Contract with Signature or Signature Bank or otherwise is other than an employee at-will. To the Knowledge of Signature, and except as set forth in Schedule 4.24(a), no executive or managerial employee of either Signature or Signature Bank and no significant group of employees of either of Signature or Signature Bank has any plans to terminate his, her or their employment.

(b)Each of Signature and Signature Bank each has materially complied with all applicable Laws relating to employment and employment practices and/or the engagement of independent contractors, including but not limited to those Laws relating to the classification of employees as exempt or non-exempt employees, calculation and payment of wages (including overtime pay, maximum hours of work and child labor restrictions), equal employment opportunity (including Laws prohibiting discrimination and/or harassment or requiring accommodation on the basis of race, color, national origin, religion, gender, disability, age, sexual orientation or any other protected characteristic under any federal, state or local Law), protected leaves of absence (including leave under the Family Medical Leave Act), the protection of whistleblowers, affirmative action and other hiring practices, immigration, occupational safety and health, workers compensation, unemployment insurance, the payment of social security and other Taxes, the protection of confidential information, and/or unfair labor practices under the National Labor Relations Act or applicable state Law, and Signature is not aware of any facts which would constitute a violation of any applicable Law relating to employment and employment practices and/or the engagement of independent contractors.

(c)To the Knowledge of Signature, except as set forth on Schedule 4.24(c), no employee of either Signature or Signature Bank is subject to any secrecy or noncompetition agreement or any other Contract or restriction of any kind that would impede in any way the ability of such employee to carry out fully all activities of such employee in furtherance of the business of either of Signature or Signature Bank as currently conducted.

(d)Schedule 4.24(d) lists each employee of each of Signature and Signature Bank as of the date of this Agreement who holds a temporary work authorization, including H‑1B, L‑1, F‑1 or J‑1 visas or work authorizations (the “Work Permits”), and shows for each such employee the type of Work Permit and the length of time remaining on such Work Permit. With respect to each Work Permit, and to the Knowledge of Signature, all of the information that either Signature or Signature Bank provided to the Department of Labor and the Immigration and Naturalization Service or the Department of Homeland Security (collectively, the “Departments”) in the application for such Work Permit was true and complete. Signature and Signature Bank each received the appropriate notice of approval from the Departments with respect to each such Work Permit. Neither Signature nor Signature Bank has received any written notice from the Department that any Work Permit has been revoked. To the Knowledge of Signature, there is no action pending or threatened to revoke or adversely modify the terms of any of the Work Permit. To the Knowledge of Signature, except as set forth in Schedule 4.24(a)4(d), no employee of either of Signature or Signature Bank is (a) a non-immigrant employee whose status would terminate or otherwise be affected by the transactions contemplated by this Agreement, or (b) an alien who is authorized to work in the United States in non-immigrant status. For each employee of either Signature or Signature Bank hired after November 6, 1986, Signature or Signature Bank has retained an Immigration and Naturalization Service Form I‑9, completed in accordance with applicable Law.

(e)The employment of all Signature Employees who were terminated within the three (3) years prior to the Effective Time was terminated in material accordance with any applicable contract terms and applicable Law, and neither Signature nor Signature Bank has any Liability under any Contract or applicable Law applicable to any such terminated employee. Except as set forth in Schedule 4.24(e), the transactions contemplated by this Agreement will not cause Signature or Signature Bank to incur or suffer any Liability relating to, or obligation to pay, severance, termination or other payment to any Person.

(f)Neither Signature nor Signature Bank is subject to any outstanding Governmental Order requiring any action with respect to or related to the employment of any employees, or the engagement of any independent contractors or consultants, including any temporary, preliminary or permanent injunction.

(g)All loans that Signature or Signature Bank have outstanding to any employee were made in the Ordinary Course of Business on the same terms as would have been provided to a Person not Affiliated with Signature or Signature Bank, and all such loans with a principal balance exceeding $100,000, or that are nonaccrual or on Signature Bank’s watch list, are set forth in Schedule 4.24(g).

(h)No employee of Signature or Signature Bank is covered by any collective bargaining agreement, and no collective bargaining agreement is being negotiated. Within the last five years, neither Signature nor Signature Bank has experienced and, to the Knowledge of Signature, there has not been threatened, any strike, work stoppage, slowdown, lockout, picketing, leafleting, boycott, other labor dispute, union organization attempt, demand for recognition from a labor organization or petition for representation under the National Labor Relations Act or applicable state Law. No grievance, demand for arbitration or arbitration proceeding arising out of or under any collective bargaining agreement is pending or, to the Knowledge of Signature, threatened.

(i)No Litigation is pending or, to the Knowledge of Signature, threatened respecting or involving any applicant for employment with Signature or Signature Bank or any current employee or any former employee, any independent contractor or consultant of Signature or Signature Bank, or any class or collective of any of the foregoing, including any Litigation in or before:

(i)any federal or state court;

(ii)the Equal Employment Opportunity Commission or any corresponding state or local fair employment practices agency relating to any claim or charge of discrimination or harassment in employment;

(iii)the United States Department of Labor or any corresponding state or local agency relating to any claim or charge concerning hours of work, wages or employment practices;

(iv)the Occupational Safety and Health Administration or any corresponding state or local agency relating to any claim or charge concerning employee safety or health;

(v)the Office of Federal Contract Compliance or any corresponding state agency;

(vi)the IRS or any corresponding state agency;

(vii)the National Labor Relations Board or any corresponding state agency, whether relating to any unfair labor practice or any question concerning representation; and/or

(viii)any Minnesota or other state Governmental Entity.

and, to the Knowledge of Signature, there are no facts that would form a basis for any such Litigation.
(j)Signature and Signature Bank each properly has classified all Signature Employees as exempt or non-exempt for purposes of the Fair Labor Standards Act and/or any corresponding state Law.

(k)Except as set forth on Schedule 4.24(k), Signature and Signature Bank each properly has classified all independent contractors for purposes of the Fair Labor Standards Act and/or any corresponding state Law.

(l)Signature and Signature Bank each has paid in full to all Signature Employees all wages, salaries, bonuses and commissions due and payable to such employees under any contract or Law, and, except as set forth on Schedule 4.24(l), has fully reserved in its books of account all amounts for wages, salaries, bonuses and commissions due but not yet payable to such employees, and has withheld and paid all material amounts required by Law to be withheld and paid from the compensation paid to Signature Employees, as Taxes or otherwise, and it not liable for any material arrears of wages or Taxes or any material penalties for failure to comply with the foregoing.

(m)There has been no lay-off of employees or work reduction program undertaken by or on behalf of Signature or Signature Bank in the past two years, including any termination program for purposes of the Age Discrimination in Employment Act or any plant closing or mass layoff for purposes of the WARN Act, and no such program has been adopted by Signature or Signature Bank or been publicly announced.

(n)Signature and Signature Bank each properly has maintained all insurance related to the employment of any Signature Employee, including workers’ compensation and unemployment insurance coverage, to the extent required by any Law. There are no workers’ compensation or unemployment claims pending against Signature or Signature Bank or, to the Knowledge of Signature, any facts that would give rise to such a claim, that are not fully covered by insurance indemnity with respect to the amount of such claims.

(o)Except as set forth on Schedule 4.24(o), to the Knowledge of Signature, neither Signature nor Signature Bank is under any obligation related to the garnishment of wages for any Signature Employee.

(p)Signature and Signature Bank each has implemented commercially reasonable policies and practices for the protection of confidential and proprietary business information, including intellectual property, and has required each Signature Employee who has or reasonably could have been expected to have access to confidential or proprietary business information of Signature and Signature Bank to execute commercially reasonable Contracts requiring the protection of any confidential and proprietary business information of either of Signature or Signature Bank.

4.25    Employee Benefit Plans.

(a)Schedule 4.25(a) sets forth all Plans by name and brief description identifying: (i) the type of Plan, (ii) the funding arrangements for the Plan, (iii) the sponsorship of the Plan, (iv) the participating employers in the Plan, and (v) any one or more of the following characteristics that may apply to such Plan: (A) defined contribution plan as defined in Section 3(34) of ERISA or Section 414(i) of the Code, (B) defined benefit plan as defined in Section 3(35) of ERISA or Section 414(j) of the Code, (C) Plan that is or is intended to be Tax qualified under Section 401(a) or 403(a) of the Code, (D) Plan that is or is intended to be an employee stock ownership plan as defined in Section 4975(e)(7) of the Code (and whether or not such Plan has entered into an exempt loan), (E) nonqualified deferred compensation arrangement, (F) employee welfare benefit plan as defined in Section 3(1) of ERISA, (G) multiemployer plan as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (H) multiple employer plan maintained by more than one employer as defined in Section 413(c) of the Code, (I) Plan providing benefits after separation from service or termination of employment, (J) Plan that owns any Signature or other employer securities as an investment, (K) Plan that provides benefits (or provides increased benefits or vesting) as a result of a change in control of Signature, (L) Plan that is maintained pursuant to collective bargaining and (M) Plan that is funded, in whole or in part, through a voluntary employees’ beneficiary association exempt from Tax under Section 501(c)(9) of the Code.

(b)Schedule 4.25(b) sets forth the identity of each corporation, trade or business (separately for each category below that applies): (i) which is (or was during the preceding five years) under common control with Signature and Signature Bank within the meaning of Section 414(b) or (c) of the Code; (ii) which is (or was during the preceding five years) in an affiliated service group with Signature and Signature Bank within the meaning of Section 414(m) of the Code; (iii) which is (or was during the preceding five years) the legal employer of Persons providing services to Signature or Signature Bank as leased employees within the meaning of Section 414(n) of the Code; and (iv) with respect to which Signature or Signature Bank is a successor employer for purposes of group health or other welfare plan continuation rights (including Section 601 et. seq. of ERISA) or the Family and Medical Leave Act.

(c)Signature has made available to Heartland true and complete copies of: (i) the most recent determination letter, if any, received by Signature and Signature Bank from the IRS regarding each Plan; (ii) the most recent determination or opinion letter ruling, if any, from the IRS that each trust established in connection with plans which are intended to be tax exempt under Section 501(a) or (c) of the Code are so tax exempt; (iii) all pending applications, if any, for rulings, determinations, opinions, no-action letters and the like filed with any governmental agency (including the Departments of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC); (iv) the financial statements for each Plan for the three most recent fiscal or Plan years (in audited form if required by ERISA) and, where applicable, Annual Report/Return (Form 5500) with schedules, if any, and attachments for each Plan; (v) the most recently prepared actuarial valuation report for each Plan (including reports prepared for funding, deduction and financial accounting purposes); (vi) plan documents, trust agreements, insurance contracts, service agreements and all related Contracts and material documents (including any employee summaries and material employee communications) with respect to each Plan, if any; and (vii) collective bargaining agreements (including side agreements and letter agreements) relating to the establishment, maintenance, funding and operation of any Plan, if any.

(d)Schedule 4.25(d) identifies each employee of Signature or Signature Bank who is: (i) absent from active employment due to short or long term disability; (ii) absent from active employment on a leave pursuant to the Family and Medical Leave Act or a comparable state Law; (iii) absent from active employment on any other leave or approved absence; (iv) absent from active employment due to military service (under conditions that give the employee rights to re-employment); or (v) not an “at will” employee.

(e)With respect to continuation rights arising under federal or state Law as applied to Plans that are group health plans (as defined in Section 601 et. seq. of ERISA), Schedule 4.25(e) identifies: (i) each employee, former employee or qualifying beneficiary who has elected continuation; and (ii) each employee, former employee or qualifying beneficiary who has not elected continuation coverage but is still within the period in which such election may be made.

(f)(i) All Plans intended to be Tax qualified under Section 401(a) or Section 403(a) of the Code have received a determination letter stating that they are so qualified, and, as a result, all trusts established in connection with Plans are tax exempt under Section 501(a) or (c) of the Code; (ii) to the extent required either as a matter of Law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code; (iii) all Plans have been maintained and administered (both in form and operation) materially in accordance with the documents and instruments governing the Plans and the Law; (iv) all reports and filings with governmental agencies (including the Departments of Labor, IRS, Pension Benefit Guaranty Corporation and the SEC) required in connection with each Plan have been timely made; (v) all disclosures and notices required by Law or Plan provisions to be given to participants and beneficiaries in connection with each Plan have been properly and timely made in all material respects; and (vi) each of Signature and Signature Bank has made a good faith effort to comply with the reporting and taxation requirements for FICA Taxes with respect to any deferred compensation arrangements under Section 3121(v) of the Code.

(g)Except as disclosed on Schedule 4.25(g):

(i)all contributions, premium payments and other payments required to be made in connection with the Plans have been timely made in accordance with applicable Law;

(ii)a proper accrual has been made on the books of account of Signature or Signature Bank for all contributions, premium payments and other payments due in the current fiscal year;

(iii)no contribution, premium payment or other payment has been made in support of any Plan that is in excess of the allowable deduction for federal income Tax purposes for the year with respect to which the contribution was made (whether under Section 162, Section 280G, Section 404, Section 419 or Section 419A of the Code or otherwise);

(iv)Signature and Signature Bank have no liabilities with respect to any Plan that is subject to Section 301 et seq. of ERISA or Section 412 of the Code; and

(v)to the Knowledge of Signature, neither Signature nor Signature Bank has any actual or potential Liability arising under Title IV of ERISA as a result of any Plan that has terminated or is in the process of terminating.

(h)Except as disclosed on Schedule 4.25(h):

(i)no action, suit, charge, complaint, proceeding, hearing, investigation or claim is pending with regard to any Plan other than routine uncontested claims for benefits;

(ii)the consummation of the transactions contemplated by this Agreement will not cause any Plan to increase benefits payable to any participant or beneficiary except to the extent full vesting is required by the Code or ERISA upon the termination of any Plan intended to be Tax qualified under Section 401(a) of the Code;

(iii)the consummation of the transactions contemplated by this Agreement will not: (A) entitle any Signature Employee to severance pay, unemployment compensation or any other payment, benefit or award, or (B) accelerate or modify the time of payment or vesting, or increase the amount of any benefit, award or compensation due any such employee;

(iv)Neither Signature nor Signature Bank has been notified that any Plan is currently under examination or audit by the Departments of Labor, the IRS, the Pension Benefit Guaranty Corporation or the SEC;

(v)to the Knowledge of Signature, neither Signature nor Signature Bank has any actual or potential Liability under Section 4201 et. seq. of ERISA for either a complete withdrawal or a partial withdrawal from a multiemployer plan; and

(vi)with respect to the Plans, to the Knowledge of Signature, neither Signature nor Signature Bank has any material Liability (either directly or as a result of indemnification) for (and the transaction contemplated by this Agreement will not cause any Liability for): (A) any excise Taxes under Section 4971 through Section 4980B, Section 4999, Section 5000 or any other section of the Code, or (B) any penalty under Section 502(i), Section 502(l), Part 6 of Title I or any other provision of ERISA, or (C) any excise Taxes, penalties, damages or equitable relief as a result of any prohibited transaction, breach of fiduciary duty or other violation under ERISA or any other applicable Law.

(i)Except as disclosed on Schedule 4.25(i):

(i)all accruals required under FAS 106 and FAS 112 have been properly accrued on the financial statements of each of Signature and Signature Bank;

(ii)no condition, Contract or Plan provision limits the right of Signature or Signature Bank to amend, cut back or terminate any Plan (except to the extent such limitation arises under ERISA or the Code); and

(iii)neither Signature nor Signature Bank has any liability for life insurance, death or medical benefits after separation from employment other than: (A) death benefits under the Plans identified on Schedule 4.25(i), or (B) health care continuation benefits described in Section 4980B of the Code.

(j)Each Plan, or other nonqualified deferred compensation plan of Signature and Signature Bank, that is subject to Section 409A of the Code has been designed and has been administered in all material respects in compliance with Section 409A and the Treasury Regulations thereunder.

(k)Each Plan that is also a “group health plan” for purposes of the Patient Protection and Affordable Care Act of 2010 (Pub. L. No. 111-148) and the Health Care and Education Reconciliation Act of 2010 (Pub. L. No. 111-152) (collectively, the “Affordable Care Act”) is in material compliance with the applicable terms of the Affordable Care Act. Each of Signature and Signature Bank and each Commonly Controlled Entity offer minimum essential health coverage, satisfying affordability and minimum value requirements, to their full time employees (as defined by the Affordable Care Act) sufficient to prevent liability for assessable payments under Sections 4980H(a) and 4980H(b) of the Code. Each Plan that is also a “group health plan” under the Affordable Care Act is operated in material compliance with:

(i)market reform mandates set forth under Public Health Services Act Sections 2701 through 2709 and Sections 2711 through 2719A;

(ii)fees and reporting requirements for Patient-Centered Outcomes Research under Code Section 4376 and applicable regulations and transitional reinsurance under 45 C.F.R. Sections 153.10 through 153.420;

(iii)income exclusion provisions under Code Sections 105, 106 and 125;

(iv)information reporting rules as set forth under Sections 6051(a)(14), 6055 and 6056 of the Code; and

(v)standards for electronic transactions and operating rules under Sections 1171 and 1173 of the Social Security Act.

4.26    KSOP Trustees; Plan Administrator. Brooks and Syverson are the duly appointed trustees of the KSOP (collectively, the “KSOP Trustees”), with the power and authority to act (a) on behalf of the KSOP, (b) as fiduciaries of the KSOP in the manner described in Section 3(21)(A) of ERISA and (c) on behalf of the KSOP to the extent specified in the KSOP and any related trust or other documents. The Plan Administrator (as defined in Section 2.42 of the KSOP) is Signature.

4.27    Insurance. Schedule 4.27 hereto lists each insurance policy and bond maintained by each of Signature and Signature Bank with respect to its properties and assets, or otherwise. Prior to the date hereof, Signature has delivered to Heartland complete and accurate copies of each of the insurance policies and bonds described on Schedule 4.27. All such insurance policies and bonds are in full force and effect, and neither Signature nor Signature Bank is in default with respect to its obligations under any of such insurance policies. There is no claim by either Signature or Signature Bank pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed in writing by the underwriters of such policies or bonds or in respect of which such underwriters have reserved their rights. As long as the D&O Insurance tail policy referred to in Section 6.8(b) is in effect, each of the officers, directors and employees of Signature and Signature Bank will after the Closing continue to have D&O Insurance coverage with respect to events occurring prior to the Closing.

4.28    Affiliate Transactions. Except as set forth on Schedule 4.28, neither Signature nor Signature Bank, nor any of their respective executive officers or directors, or any member of the immediate family of any such executive officer or director (which for the purposes hereof will mean a spouse, minor child or adult child living at the home of any such executive officer or director), or any entity which any of such Persons “controls” (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement with Signature or Signature Bank or any other Contract with either Signature or Signature Bank (other than normal employment arrangements or deposit account relationships) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of either Signature or Signature Bank.

4.29    Compliance with Laws; Permits.

(a)Signature and Signature Bank each is, and at all times since January 1, 2013 has been, in compliance in all material respects with all Laws, Governmental Orders or Governmental Authorizations, including (to the extent applicable) the Bank Holding Company Act, the FDIA, the Occupational Safety and Health Act of 1970, the Home Owners Loan Act, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other applicable Governmental Order or Governmental Authorization regulating or otherwise affecting bank holding companies, banks and banking; and no claims have been filed by any Governmental Entity against either Signature or Signature Bank alleging such a violation of any such Law which have not been resolved.

(b)Since January 1, 2013, neither Signature nor Signature Bank has been advised of, and, to the Knowledge of Signature, no facts or circumstances exist that could reasonably be expected to cause Signature or Signature Bank to be deemed to be operating in violation of any provision of the Bank Secrecy Act, the USA PATRIOT Act of 2001 or any Governmental Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Law or Governmental Order issued with respect to economic sanctions programs by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(c)Since January 1, 2013, each of Signature and Signature Bank has held all material Governmental Authorizations required for the conduct of its business.

(d)Neither Signature nor Signature Bank nor any of their respective properties is a party to or is subject to any order, decree, directive, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from any Bank Regulator, nor has Signature or Signature Bank adopted any policies, procedures or board resolutions at the request or suggestion of, any Bank Regulator. Signature and Signature Bank have paid all assessments made or imposed by any Bank Regulator.

(e)Neither Signature nor Signature Bank has been advised by, nor does it have any knowledge of facts which could give rise to an advisory notice by, any Bank Regulator that such Bank Regulator is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, directive, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission or any request for the adoption of any policy, procedure or board resolution.

(f)(i) No Governmental Entity has initiated since December 31, 2013 or has pending, any proceeding, enforcement action or, to the Knowledge of Signature, investigation or inquiry into the business, operations, policies, practices or disclosures of either Signature or Signature Bank (other than normal examinations conducted by a Bank Regulator in the Ordinary Course of the Business of Signature and Signature Bank), or, to the Knowledge of Signature, threatened any of the foregoing, and (ii) there is no unresolved violation, criticism, comment or exception by any Bank Regulator with respect to any report or statement relating to any examinations or inspections of Signature or Signature Bank.

4.30    No Fiduciary Accounts. Except as set forth on Schedule 4.30, neither Signature nor Signature Bank acts as a fiduciary for any customer or account (including acting as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor).

4.31    Interest Rate Risk Management Instruments.

(a)Schedule 4.31 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Signature or Signature Bank is a party or by which any of their properties or assets may be bound. Signature has delivered to Heartland true, correct and complete copies of all such interest rate risk management agreements and arrangements.

(b)All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which Signature or Signature Bank is a party or by which any of their properties or assets may be bound were entered into in the Ordinary Course of Business and in accordance with prudent banking practice and applicable rules, regulations and policies of Bank Regulators and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by Remedies Exceptions), and are in full force and effect. Each of Signature and Signature Bank has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and, to the Knowledge of Signature, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.32    No Guarantees. No Liability of either Signature or Signature Bank is guaranteed by any other Person, nor has either Signature or Signature Bank guaranteed the Liabilities of any other Person.

4.33    Regulatory Approvals. Signature is not aware of any fact or circumstance relating to it or Signature Bank that would materially impede or delay receipt of any Bank Regulatory Approvals or that would likely result in the Bank Regulatory Approvals not being obtained.

4.34    Fairness Opinion. Signature has received an opinion from Sheshunoff addressed to the Board of Directors of Signature to the effect that, as of the date of such opinion, and based upon the assumptions, qualifications contained therein, the Merger Consideration is fair, from a financial point of view, to the holders of Signature Common Stock. Signature has obtained the authorization of Sheshunoff to include a copy of its fairness opinion in the Proxy Statement/Prospectus.

4.35    Transactions in Securities.

(a)To the Knowledge of Signature, all offers and sales of capital stock of Signature by Signature were at all relevant times exempt from, or materially complied with, the registration requirements of the Securities Act and any applicable Blue Sky Laws.

(b)Neither Signature nor Signature Bank, and, to the Knowledge of Signature, (i) no director or executive officer of Signature or Signature Bank, (ii) no Person related to any such director or executive officer by blood, marriage or adoption and residing in the same household and (iii) no Person who has been knowingly provided material nonpublic information by any one or more of these Persons, has purchased or sold, or caused to be purchased or sold, any Signature Common Stock or other Signature securities during any period when Signature was in possession of material nonpublic information, or in violation of any applicable provision of federal or state securities Laws.

4.36    Registration Obligation. Neither Signature nor Signature Bank is under any obligation, contingent or otherwise, to register any of their respective securities under the Securities Act.

4.37    Disclosure. The representations and warranties of Signature contained in this Agreement do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to Signature that has not been disclosed to Heartland pursuant to this Agreement and the Disclosure Schedules that would have or would reasonably be expected to have a Material Adverse Effect on Signature or Signature Bank, or materially adversely affect the consummation of the transactions contemplated hereby.

ARTICLE 5
CONDUCT OF BUSINESS PENDING THE MERGER

5.1    Conduct of Business. From the date of this Agreement to the Effective Time, unless Heartland will otherwise agree in writing (which agreement will not be unreasonably withheld, conditioned, or delayed) or as otherwise expressly contemplated, permitted or required by other provisions of this Agreement, including this Section 5.1:

(a)the businesses of each of Signature and Signature Bank will be conducted only in, and neither of Signature nor Signature Bank will take any action except in, the Ordinary Course of Business and in accordance with all applicable Laws;

(b)each of Signature and Signature Bank will (i) preserve its business organization and goodwill, and will use commercially reasonable efforts to keep available the services of its officers, employees and consultants and maintain satisfactory relationships with vendors, customers and others having business relationships with it, (ii) subject to applicable Laws, confer on a regular and frequent basis with representatives of Heartland to report operational matters and the general status of ongoing operations as reasonably requested by Heartland and (iii) not take any action that would render, or that reasonably would be expected to render, any representation or warranty made by Signature in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty;

(c)neither Signature nor Signature Bank will, directly or indirectly,

(i)amend or propose to amend its Charter or Bylaws;

(ii)issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except (a) deposit and other bank obligations in the Ordinary Course of Business or (b) pursuant to the exercise of the Signature Stock Options outstanding as of the date hereof in accordance with their terms;

(iii)redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of or any other ownership interest in Signature or Signature Bank;

(iv)split, combine or reclassify any outstanding shares of capital stock of Signature or Signature Bank, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of Signature or Signature Bank, except that (a) Signature Bank will be permitted to pay dividends on the shares of Signature Bank Common Stock in the Ordinary Course of Business, and (b) Signature will be permitted to pay dividends on shares of Signature Common Stock in the Ordinary Course of Business for the sole purpose of providing holders of Signature Common Stock with funds to pay Taxes on income received from Signature;

(v)incur any material Indebtedness, except in the Ordinary Course of Business;

(vi)discharge or satisfy any material Encumbrance on its properties or assets or pay any material liability, except otherwise in the Ordinary Course of Business;

(vii)sell, assign, transfer, mortgage, pledge or subject to any Encumbrance any of its assets, except (A) in the Ordinary Course of Business; provided, that any such sale, assignment or transfer of the Leased Operating Real Property will not be considered in the Ordinary Course of Business, (B) Permitted Encumbrances and (C) Encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

(viii)cancel any material Indebtedness or claims or waive any rights of material value, except in the Ordinary Course of Business;

(ix)acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, limited liability company, partnership, joint venture or other business organization or division or material assets thereof, or any real estate or assets or deposits that are material to Signature or Signature Bank, except in exchange for Indebtedness previously contracted, including OREO;

(x)make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $50,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

(xi)change any of its methods of accounting in effect on the date of the Latest Balance Sheet, other than changes required by GAAP or Regulatory Accounting Principles;

(xii)cancel or terminate its current insurance policies or allow any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse replacement policies providing coverage equal to or greater than the coverage under the canceled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(xiii)enter into or modify any employment, severance or similar agreements or arrangements with, or grant any compensation increases to, any director, officer or management employee, except in the Ordinary Course of Business;

(xiv)enter into or modify any independent contractor or consultant Contract, except in the Ordinary Course of Business;

(xv)terminate the employment of any Signature Employee, other than in the Ordinary Course of Business for disciplinary or performance reasons as determined by Signature or Signature Bank in its reasonable discretion;

(xvi)terminate or amend any bonus, profit sharing, stock option, restricted stock, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as contemplated in this Agreement or by Law;

(xvii)make, modify or revoke any election with respect to Taxes, consent to any waiver or extension of time to assess or collect any Taxes, file any amended Returns or file any refund claim;

(xviii)enter into any Contract imposing an indemnity obligation of more than $50,000;

(xix)enter into or propose to enter into, or modify or propose to modify, any Material Contract with respect to any of the matters set forth in this Section 5.1(c);

(xx)(A) extend credit or enter into any Contracts binding Signature Bank to extend credit except in a manner consistent with past practice and in accordance with the lending policies of Signature Bank as disclosed to Heartland, and Signature Bank will not extend credit or enter into any Contracts binding it to extend credit in an amount in excess of $500,000 on an unsecured basis and $1,000,000 on a secured basis (or, in the case of borrowers with loans listed on the watch list of Signature Bank, to extend any additional credit to such borrowers), without first providing Heartland (at least three (3) Business Days prior to extending such credit or entering into any Contract binding Signature Bank to do so) with a copy of the loan underwriting analysis and credit memorandum of Signature Bank and the basis of the credit decision of Signature Bank, or (B) sell, assign or otherwise transfer any participation in any loan; provided, however, for the avoidance of doubt, Signature or Signature Bank in the Ordinary Course of Business may sell, assign or transfer leases originated by Signature Bank’s Lease Financing Group; or

(xxi)sell any securities prior to maturity in its investment portfolio for a gain.

5.2    Access to Information; Confidentiality.

(a)In order to allow Heartland to engage in its due diligence investigation regarding Signature and Signature Bank, Signature will permit, and will cause Signature Bank to permit, Heartland full access on reasonable notice and at reasonable hours to the properties of Signature and Signature Bank, and will disclose and make available (together with the right to copy) to Heartland and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of Heartland with a business need to access such information all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of Signature and Signature Bank, including all books of account (including the general ledgers), Tax records, minute books of directors’ and shareholders’ meetings, organizational documents, bylaws, Contracts, filings with any regulatory authority, accountants’ work papers, litigation files (including legal research memoranda), documents relating to assets and title thereto (including abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), Plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which Heartland may have a reasonable interest, including its interest in planning for integration and transition with respect to the businesses of Signature and Signature Bank; provided, however, that (i) the foregoing rights granted to Heartland will in no way affect the nature or scope of the representations, warranties and covenants of Signature set forth herein, (ii) Signature will be permitted to keep confidential any information that Signature reasonably believes is subject to legal privilege or other legal protection that would be compromised by disclosure to Heartland and (iii) there will be no disclosure of any reports Signature is prohibited by Law from sharing. In addition, Signature will instruct the officers, employees, counsel and accountants of each of Signature and Signature Bank to be available for, and respond to any questions of, such Heartland representatives at reasonable hours and with reasonable notice by Heartland to such individuals, and to cooperate fully with Heartland in planning for the integration of the businesses of Signature and Signature Bank with the business of Heartland and its Affiliates.

(b)Any confidential information or trade secrets of each of Signature and Signature Bank received by Heartland, its employees or agents in the course of the consummation of the Merger or Bank Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by Heartland or, at Signature’s request, returned to Signature if this Agreement is terminated as provided in Article 8. Such information will not be used by Heartland or its agents to the detriment of Signature or Signature Bank and will at all times be maintained and held in compliance with the NDA.

(c)In the event that this Agreement is terminated, neither Heartland nor Signature will disclose, except as required by Law or pursuant to the request of a Governmental Entity, the basis or reason for such termination, without the consent of the other party.

(d)Either of the parties to this Agreement disclosing information under the terms of this Agreement is not waiving, and will not be deemed to have waived or diminished, any of its attorney work product protections, attorney-client privileges or similar protections and privileges as a result of disclosing such information (including information related to pending or threatened litigation) to the other party, regardless of whether the disclosing party has asserted, or is or may be entitled to assert, such privileges and protections. The parties to this Agreement (i) share a common legal and commercial interest in all of disclosing party’s information that is subject to such privileges and protections; (ii) are or may become joint defendants in proceedings to which disclosing party’s information covered by such protections and privileges relates; (iii) intend that such privileges and protections remain intact should either party become subject to any actual or threatened proceeding to which disclosing party’s information covered by such protections and privileges relates; and (iv) intend that, after the Closing, the receiving party will have the right to assert such protections and privileges. No receiving party will admit, claim or contend, in proceedings involving either party or otherwise, that any disclosing party waived any of its attorney work-product protections, attorney-client privileges or similar protections and privileges with respect to any information, documents or other material not disclosed to a receiving party due to disclosing party disclosing its information (including information related to pending or threatened litigation) to receiving party.

5.3    Notice of Developments. Signature will promptly notify Heartland of any emergency or other change in the Ordinary Course of Business of either of Signature or Signature Bank to the extent permitted by Law. Signature will promptly notify Heartland in writing if Signature should discover that any representation or warranty made by it in this Agreement was when made, has subsequently become or will be on the Closing Date untrue in any respect, provided that such inaccuracy would be reasonably anticipated to have a Material Adverse Effect on Signature and Signature Bank. No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Disclosure Schedules or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of agreement.

5.4    Certain Loans and Related Matters. Signature will furnish to Heartland a complete and accurate list as of the end of each calendar month beginning with October 2017 within 15 Business Days after the end of each such calendar month, of (a) all of the periodic internal credit quality reports of Signature Bank prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of Signature Bank classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all OREO, including in-substance foreclosures and real estate in judgment, (d) all new loans where the principal amount advanced exceeds

$350,000; (e) any current repurchase obligations of Signature Bank with respect to any loans, loan participations or state or municipal obligations or revenue bonds, and (f) any standby letters of credit issued by Signature Bank.

5.5    Financial Statements and Pay Listings.

(a)Signature will furnish Heartland with balance sheets of Signature and Signature Bank as of the end of each calendar month beginning with October 2017 and the related statements of income, within 15 Business Days after the end of each such calendar month. Such financial statements will be prepared on a basis consistent with the Latest Balance Sheets and the Related Statements and on a consistent basis during the periods involved, and will fairly present the financial positions of Signature and Signature Bank as of the dates thereof and the results of operations of Signature and Signature Bank for the periods then ended.

(b)Signature will make available to Heartland the payroll listings of each of Signature and Signature Bank as of the end of each pay period ending after the date of this Agreement within one week after the end of such pay period.

5.6    Consents and Authorizations. Signature will use its commercially reasonable efforts to obtain (at no cost to Heartland), prior to Closing, all Consents (the “Required Consents”) from Persons other than Governmental Entities necessary or reasonably desirable for the consummation of the transactions contemplated by this Agreement. Signature will keep Heartland reasonably advised of the status of obtaining the Required Consents, and Heartland will reasonably cooperate with Signature to obtain the Required Consents.

5.7    Tax Matters.

(a)Signature and Signature Bank each, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns required to be filed by Signature or Signature Bank on or before the Effective Date and timely pay all Taxes reflected thereon. Such Returns will be prepared consistently with past practices of Signature and Signature Bank to the extent such practices comply with applicable Law. No later than 30 days prior to the due date (including extensions) for filing any income or franchise Returns referred to in the first sentence of this subsection (a), Signature or Signature Bank, as relevant, will deliver such Returns to Heartland for its review, comment and approval, which approval will not be unreasonably withheld, conditioned or delayed. With respect to any Returns referred to in the first sentence of this subsection (a) other than income and franchise Returns, Signature or Signature Bank, as relevant, will deliver such Returns to Heartland no later than five days prior to the due date (including extensions) for filing such Returns for Heartland’s review, comment and approval, which approval will not be unreasonably withheld, conditioned or delayed. Signature or Signature Bank, as applicable, will make all changes with respect to all such Returns as are reasonably requested by Heartland.

(b)Heartland, at its own expense, will prepare and timely file (or cause to be prepared and timely filed) all Returns of Signature and Signature Bank required to be filed after the Effective Date. Heartland will prepare and file all such Returns in respect of a taxable period which ends on or prior to the Effective Date that are not required to be filed on or before the Effective Date, and all such Returns in respect of a taxable period which begins before and ends after the Effective Date, consistent with past practices of Signature and Signature Bank, to the extent such practices comply with applicable Law. No later than 30 days prior to the due date (including extensions) for filing any income or franchise Returns of Signature referred to in the first sentence of this subsection (b) that Signature will file as an S corporation, Heartland will deliver such Returns to Brooks for his review and comment on behalf of the Persons who were Signature shareholders during the Tax period covered by such Return. Heartland will consider any such comments in good faith and will, to the extent Heartland deems necessary, incorporate any such comments in the applicable Return prior to filing; provided, however, Heartland will make any change to a Return that is required to correct an obvious error or to ensure that the Return complies with applicable Law.

(c)Notwithstanding anything in this Agreement to the contrary, Heartland will not amend, or cause to be amended, any income or franchise Return that Signature filed as an S corporation if such amendment would result in material additional Tax Liability being imposed on any Person that was a holder of Signature Common Stock during the Tax period covered by such Return without the prior written consent of Brooks, acting on behalf of the Persons who were Signature shareholders during the Tax period covered by such Return, which consent will not be unreasonably withheld, conditioned, or delayed; provided, however, no such written consent will be required if the amendment of such Return is required (i) by a determination within the meaning of Section 1313 of the Code and the Treasury Regulations thereunder with respect to another Return, (ii) to correct an obvious error, or (iii) otherwise by applicable Law (other than an interpretation thereof by the IRS pursuant to an audit of such Return).

(d)Each of Heartland and Signature will be liable for fifty percent (50%) of any transfer, value added, excise, stock transfer, stamp, recording, registration and any similar Taxes that become payable in connection with the Merger and other transactions contemplated hereby. The applicable parties will cooperate in preparing and filing such forms and documents as may be necessary to permit any such Transfer Tax to be assessed and paid on or prior to the Effective Date in accordance with any available pre‑sale filing procedure, and to obtain any exemption from or refund of any such Transfer Tax.

(e)Signature and Signature Bank each and Heartland will cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Returns pursuant to this Section 5.7 and in connection with any audit, litigation or other proceeding with respect to Taxes. Such cooperation will include the retention and (upon the other party’s reasonable request) the provision of records and information (including making such records and information available for copying) which are reasonably relevant to any such audit, litigation or other proceeding, the timely provision to the other party of powers of attorney or similar authorizations necessary to carry out the purposes of this Section 5.7, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Heartland and each of Signature and Signature Bank agrees to retain all books and records with respect to Tax matters pertinent to either Signature or Signature Bank relating to any taxable period which ends on or prior to the Effective Date until the expiration of the longer or longest statute of limitations (and, to the extent notified by Heartland or its Affiliate, any extensions thereof) of the respective taxable periods that may apply to Signature or Signature Bank, and to abide by all record retention agreements entered into with any Governmental Entity.

5.8    No Solicitation.

(a)Neither Signature nor Signature Bank will, and they will each use their best efforts to cause their officers, directors, employees, agents and authorized representatives (“Representatives”) not to, directly or indirectly, (i) solicit, initiate, encourage, induce or facilitate the making, submission or announcement of any Acquisition Proposal or take any action that would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish any information regarding either Signature or Signature Bank to any Person in connection with or in response to an Acquisition Proposal or an inquiry or indication of interest that would reasonably be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; provided, however, that prior to the adoption of this Agreement by the Required Signature Shareholder Vote, this Section 5.8(a) will not prohibit Signature or its Representatives from furnishing nonpublic information regarding Signature or Signature Bank to, or entering into discussions or negotiations with, any Person in response to a Superior Proposal that is submitted to Signature by such Person (and not withdrawn) if (1) neither Signature nor Signature Bank nor any of their respective Representatives have violated any of the restrictions set forth in Section 5.8(a)(i), (2) the Board of Directors of Signature concludes in good faith, after having consulted with and considered the advice of outside counsel to Signature, that such action is required in order for the Board of Directors of Signature to comply with its fiduciary obligations to Signature’s shareholders under applicable Law, (3) at least two Business Days prior to furnishing any such nonpublic information to, or entering into discussions or negotiations with, such Person, Signature gives Heartland written notice of the identity of such Person and of Signature’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person, and Signature receives from such Person an executed confidentiality agreement containing customary limitations on the use and disclosure of all nonpublic written and oral information furnished to such Person by or on behalf of Signature and (4) at least two Business Days prior to furnishing any such nonpublic information to such Person, Signature furnishes such nonpublic information to Heartland (to the extent such nonpublic information has not been previously furnished by Signature to Heartland). Without limiting the generality of the foregoing, Signature acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by Signature, Signature Bank or any of their respective Representatives will be deemed to constitute a breach of this Section 5.8(a) by Signature.

(b)Signature will promptly (and in no event later than 24 hours after receipt of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal) advise Heartland orally and in writing of any Acquisition Proposal, any inquiry or indication of interest that could lead to an Acquisition Proposal or any request for nonpublic information in connection with an Acquisition Proposal relating to Signature or Signature Bank (including the identity of the Person making or submitting such Acquisition Proposal, inquiry, indication of interest or request, and the terms thereof) that is made or submitted by any Person prior to the Closing Date. Signature will keep Heartland fully informed with respect to the status of any such Acquisition Proposal, inquiry, indication of interest or request and any modification or proposed modification thereto.

(c)Signature and Signature Bank will immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal.

(d)Signature will not release or permit the release of any Person from, or waive or permit the waiver of any provision of, any confidentiality, “standstill” or similar agreement to which Signature is a party, and will enforce or cause to be enforced each such agreement at the request of Heartland. Signature will promptly request each Person that has executed, within 12 months prior to the date of this Agreement, a confidentiality agreement in connection with its consideration of a possible Acquisition Transaction or equity investment to return all confidential information heretofore furnished to such Person by or on behalf of Signature.

5.9    Maintenance of Allowance for Loan and Lease Losses. Signature will cause Signature Bank to maintain the ALLL of Signature Bank in compliance with GAAP and Regulatory Accounting Principles and Signature Bank’s existing methodology for determining the adequacy of the ALLL, as well as the standards established by all applicable Governmental Entities and GAAP. Signature agrees that the ALLL of Signature Bank will be consistent with the historical loss experience of Signature Bank. Without limiting the generality of the foregoing, Signature will not permit Signature Bank to reverse any amount of its previously established ALLL or allow Signature Bank’s ALLL to be less than $3,750,000.

5.10    Signature Forbearances. Except as expressly permitted by this Agreement or with the prior written consent of Heartland (which will not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, Signature will not, and will not permit Signature Bank, except as may be required by applicable Law, any Governmental Order or policies imposed by any Governmental Entity, (a) take any action that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement, (b) take, or omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 7 not being or becoming not being capable of being satisfied, or (c) take any action that would render, or that reasonably would be expected to render, any representation or warranty made by Signature in this Agreement untrue at the Closing as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representation or warranty.

5.11    Consent of Holders of Signature Stock Options. To the extent required by any Contract evidencing a Signature Stock Option, Signature will obtain the Consent of the holder of such Signature Stock Option to the cancellation thereof in accordance with Section 2.9.

ARTICLE 6
ADDITIONAL COVENANTS AND AGREEMENTS

6.1    The Bank Merger. To the extent not previously approved, Signature will cause the Board of Directors of Signature Bank to approve the Bank Merger Agreement and the Bank Merger within three Business Days of execution of this Agreement, and will vote all of the shares of Signature Bank Common Stock held by Signature in favor of approval of the Bank Merger Agreement and the Bank Merger. For the avoidance of doubt, the Bank Merger will occur immediately after the Merger, and will be conditioned upon regulatory approval and upon the Required Signature Shareholder Vote.

6.2    Filings and Regulatory Approvals. Heartland will use all commercially reasonable efforts to prepare and file promptly after the date of this Agreement all applications and other documents required to obtain Regulatory Approvals and consents from the FDIC and the MDC for the Bank Merger and waiver or approval, if required, of the FRB of the Merger. Signature will cooperate with Heartland in the preparation and filing of all such applications and other documents. Prior to filing each application or other document with the applicable Governmental Entity, Heartland will promptly provide Signature with an opportunity to review and comment on the non-confidential portions of each such application or other document. Each party to this Agreement will use all commercially reasonable efforts and will cooperate with the other party in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement. Heartland will pay, or will cause to be paid, any applicable fees and expenses (other than the fees and expenses of Signature’s counsel) in connection with the preparation and filing of such regulatory filings necessary to obtain the Regulatory Approvals.

6.3    Shareholder Meeting; Registration Statement.

(a)Signature will call a special meeting of its shareholders (the “Signature Shareholder Meeting”) for the purpose of voting upon this Agreement and the Merger, and will schedule such meeting based on consultation with Heartland as soon as practicable after the Registration Statement is declared effective. The Board of Directors of Signature will recommend that the shareholders approve this Agreement and the Merger (the “Signature Board Recommendation”), and Signature will use its best efforts (including soliciting proxies for such approval) to obtain the Required Signature Shareholder Vote. In connection with the Signature Shareholder Meeting and the approval of this Agreement and the transactions contemplated hereunder by the holders of Signature Common Stock, Signature will distribute the Proxy Statement/Prospectus to all holders of Signature Common Stock. In addition, Signature will prepare and distribute to all participants in the KSOP materials (including the Proxy Statement/Prospectus) for the purpose of permitting the KSOP participants to direct the manner in which shares of Signature Common Stock allocated to their accounts in the KSOP are to be voted. The Signature Board Recommendation may not be withdrawn or modified in a manner adverse to Heartland, and no resolution by the Board of Directors of Signature or any committee thereof to withdraw or modify the Signature Board Recommendation in a manner adverse to Signature may be adopted; provided, however, that notwithstanding the foregoing, prior to the adoption of this Agreement by the Required Signature Shareholder Vote, the Board of Directors of Signature may withdraw, qualify or modify the Signature Board Recommendation or approve, adopt, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of Section 5.8(a), if the Board of Directors of Signature determines in good faith, after consultation with outside counsel, that failure to do so would be likely to result in a breach of fiduciary duties under applicable Law (a “Change of Signature Board Recommendation”). In determining whether to make a Change of Signature Board Recommendation in response to a Superior Proposal or otherwise, the Board of Directors of Signature will take into account any changes to the terms of this Agreement proposed by Heartland or any other information provided by Heartland in response to such notice.

(b)For the purposes of (i) holding the Signature Shareholder Meeting and (ii) registering Heartland Common Stock to be issued to shareholders of Signature in connection with the Merger with the SEC and with applicable state securities authorities, Heartland will prepare, with the cooperation of Signature (which will, for the avoidance of doubt, be given the opportunity to participate in the preparation of the Registration Statement and will have the right to approve the content of the Registration Statement relating to Signature and Signature Bank), a registration statement on Form S‑4 (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the “Registration Statement”), which will include a proxy statement/prospectus satisfying all applicable requirements of the Securities Act, the Exchange Act and applicable Blue Sky Laws (such proxy statement/prospectus, together with any and all amendments or supplements thereto, being herein referred to as the “Proxy Statement/Prospectus”).

(c)Heartland will furnish such information concerning Heartland and its Subsidiaries as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to Heartland and its Subsidiaries, to be prepared in accordance with Section 6.3(b). Heartland agrees promptly to notify Signature if at any time prior to the Signature Shareholder Meeting any information provided by Heartland in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(d)Signature will promptly furnish Heartland with such information concerning Signature or Signature Bank as is necessary in order to cause the Proxy Statement/Prospectus and the Registration Statement, insofar as they relate to Signature or Signature Bank, to be prepared in accordance with Section 6.3(b), including the opinion of counsel as to Tax matters required to be filed as an exhibit thereto. Signature agrees promptly to notify Heartland if at any time prior to the Signature Shareholder Meeting any information provided by Signature in the Proxy Statement/Prospectus becomes incorrect or incomplete in any material respect, and to provide Heartland with the information needed to correct such inaccuracy or omission.

(e)Heartland will promptly file the Registration Statement with the SEC and applicable state securities agencies. Heartland will use commercially reasonable efforts to cause (i) the Registration Statement to become effective under the Securities Act and applicable Blue Sky Laws at the earliest practicable date, and (ii) the shares of Heartland Common Stock issuable to the shareholders of Signature to be authorized for listing on the NASDAQ Global Select Market or other national securities exchange. At the time the Registration Statement becomes effective, Heartland will use its commercially reasonable efforts to ensure that the Registration Statement complies in all material respects with the provisions of the Securities Act and applicable Blue Sky Laws. Signature hereby authorizes Heartland to utilize in the Registration Statement the information concerning Signature or Signature Bank provided to

Heartland for the purpose of inclusion in the Proxy Statement/Prospectus. Heartland will advise Signature promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and Heartland will furnish Signature with copies of all such documents. Prior to the Effective Time or the termination of this Agreement, each party will consult with the other with respect to any material (other than the Proxy Statement/Prospectus) that might constitute a “prospectus” relating to the Merger within the meaning of the Securities Act.

(f)Heartland agrees that none of the information relating to Heartland and its Subsidiaries that is provided by Heartland for inclusion in: (i) the Proxy Statement/Prospectus, any filings or approvals under applicable federal or state banking Laws or regulations or Blue Sky Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to Signature’s or Heartland’s shareholders, at the time of the Signature Shareholder Meeting or the Heartland Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(g)Signature agrees that none of the information relating to Signature and Signature Bank that is provided by Signature for inclusion in: (i) the Proxy Statement/Prospectus, any approvals under applicable federal or state banking Laws or regulations or Blue Sky Laws, or any filing pursuant to the Securities Act will, at the time of mailing the Proxy Statement/Prospectus to Signature’s shareholders, at the time of the Signature Shareholder Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; and (ii) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(h)Heartland will bear the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of Heartland Common Stock under the Blue Sky Laws, to the extent necessary. Heartland will also bear the costs of all NASDAQ listing fees with respect to listing the shares of Heartland Common Stock on the NASDAQ Global Select Market or other national securities exchange pursuant to this Agreement. Heartland will bear all printing and mailing costs in connection with the preparation and mailing of the Proxy Statement/Prospectus to Signature and Heartland shareholders. Heartland and Signature will each bear their own legal and accounting expenses in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement.

6.4    Establishment of Accruals. If requested by Heartland, on the Business Day immediately prior to the Closing Date, Signature will cause Signature Bank, consistent with GAAP, to establish such additional accruals and reserves as Heartland indicates are necessary to conform Signature Bank’s accounting and credit loss reserve practices and methods to those of Heartland (as such practices and methods are to be applied to Signature Bank from and after the Effective Time) and reflect Heartland’s plans with respect to the conduct of the business of Signature Bank following the Merger and to provide for the costs and expenses relating to the consummation by Signature Bank of the transactions contemplated by this Agreement; provided, however, that any such accruals and reserves will not affect the determination of Adjusted Tangible Common Equity. No such accruals or reserves will of itself constitute or be deemed to be a breach, violation or failure to satisfy any representation, warranty, covenant, condition or other provision or constitute grounds for termination of this Agreement or be an acknowledgment by Signature (a) of any adverse circumstances for purposes of determining whether the conditions to Heartland’s obligations under this Agreement have been satisfied; or (b) that such adjustment has any bearing on the Aggregate Merger Consideration. In no event will any accrual, reserve or other adjustment required or permitted by this Section 6.4 require any prior filing with any Governmental Entity or violate any Law, rule or order applicable to Signature or Signature Bank.

6.5    Employee Matters.

(a)General. At the request of Heartland, Signature agrees to terminate any Plans as of the Effective Time on terms reasonably acceptable to Heartland. If any Plans are not so terminated, after the Effective Time, Heartland will have the right to continue, amend, merge or terminate any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law, including Tax qualification requirements. Signature agrees that, at the request of Heartland, Signature Bank, Signature and any Commonly Controlled Entity will cease to be a participating employer of, and will cease making contributions to or otherwise providing benefits under, any Plan, as of the Effective Time. If, after the Effective Time, there are any Plans for which the Surviving Company or any of its Subsidiaries continues to be a participating employer, Heartland will have the right to discontinue such participation in any of such Plans in accordance with the terms thereof and subject to any limitation arising under applicable Law. Until Heartland will take such action, however, such Plans will continue in force for the benefit of present and former employees of either of Signature or Signature Bank who have any present or future entitlement to benefits under any of the Plans.

(b)Termination of KSOP. Unless Heartland directs Signature otherwise in writing, no later than five Business Days prior to the Closing Date, the Board of Directors of Signature will adopt resolutions, effective immediately prior to the Effective Date, (a) permanently discontinuing contributions to and terminating the KSOP, (b) converting the KSOP into a profit sharing plan, and (c) amending the KSOP, to the extent necessary, to comply with all applicable Laws. Such resolutions will provide that, as soon as administratively feasible following the Closing, but subject to any applicable regulatory requirements and receipt of any necessary regulatory approvals, the Surviving Corporation will direct the KSOP to distribute each participant’s vested account balance in a single lump sum, including vested accounts already in pay status. Signature will also take such other actions in furtherance of the termination of the KSOP as Heartland may reasonably require.

(c)Participation in Heartland Benefit Plans. At a date no later than fifteen (15) Business Days after the Closing Date, each Signature Employee will be eligible to participate in the health, vacation and other non-equity based employee benefit plans of Heartland or its Subsidiaries (the “Heartland Plans”) to the same extent as similarly situated employees of Heartland and to the extent permitted by the applicable Heartland Plan or applicable Law; provided, however, that (a) nothing in this Section 6.5(c) or elsewhere in this Agreement will limit the right of Heartland or any of its Subsidiaries to amend or terminate a Heartland Plan at any time. With respect to the Heartland Plans, Heartland will, or will cause the Surviving Corporation or its Subsidiaries to: (i) with respect to each Heartland Plan that is a medical/prescription, dental or vision plan, (x) waive any exclusions for pre-existing conditions under such Heartland Plan that would result in a lack of coverage for any condition for which the applicable Signature Employee would have been entitled to coverage under the corresponding Plan in which such Signature Employee was an active participant immediately prior to his or her transfer to Heartland Plan; (y) waive any waiting period under such Heartland Plan, to the extent that such period exceeds the corresponding waiting period under the corresponding Plan in which such Signature Employee was an active participant immediately prior to his or her transfer to Heartland Plan (after taking into account the service credit provided for herein for purposes of satisfying such waiting period); and (z) provided the insurance company of Signature or Signature Bank provides information related to the amount of such credit that is available to Heartland, provide each Signature Employee with credit for deductibles paid by such Signature Employee prior to his or her transfer to a Heartland Plan (to the same extent such credit was given under the analogous Plan prior to such transfer) in satisfying any applicable deductible or out-of-pocket requirements under such Heartland Plan for the plan year that includes such transfer and (ii) fully recognize service of the Signature Employees with either Signature or Signature Bank for purposes of eligibility to participate and vesting credit, and, solely with respect to vacation and severance benefits, benefit accrual in any Heartland Plan in which the Signature Employees are eligible to participate after the Closing Date, to the extent that such service was recognized for that purpose under the analogous Plan prior to such transfer. Heartland will extend coverage to Signature Employees for health care, dependent care and limited purpose health care flexible spending accounts established under Section 125 of the Code to the same extent as available to similarly situated employees of Heartland to the extent permitted by such Heartland Plans and applicable Law. Heartland will give effect to any elections made by Signature Employees with respect to such accounts under any flexible benefits cafeteria plan of either Signature or Signature Bank to the extent permitted by such Heartland Plan and applicable Law. Signature Employees will be credited with amounts available for reimbursement equal to such amounts as were credited under any flexible benefits cafeteria plan of either Signature or Signature Bank to the extent permitted by such Heartland Plan and applicable Law. The foregoing will not apply to the extent it would result in duplication of benefits.

(d)Terminated Signature Employees. To the extent that Heartland terminates the employment of any Signature Employee without “cause” (as such term is defined in the sole discretion of Heartland), at, or within six months after, the Effective Time, and such Signature Employee is not otherwise entitled to severance benefits under a separate contractual obligation with either Signature or Signature Bank in effect on the date of this Agreement, Heartland will offer such Signature Employee severance benefits approximately equivalent to one week of base compensation for each full year of service to Signature or Signature Bank, with a minimum of two and a maximum of 12 weeks of severance pay, on terms and conditions to be established in the sole discretion of Heartland.

(e)Signature Employee Retention Program. Prior to the Effective Time, Signature and Heartland will mutually agree on and establish an employee retention bonus program and will allocate pursuant to such program cash awards to certain Signature Employees to remain in the employ of one of Signature, Signature Bank and MB&T through the completion of the system’s integration between Signature and Signature Bank, on the one hand, and Heartland and MB&T, on the other hand; provided that the payments made under the Signature Employee Retention Program will be included in the definition of “Transaction Expenses” unless Heartland provides Signature with Heartland’s written Consent to such payments.

(f)Affordable Care Act Reporting. As of the earlier of the Closing Date or the applicable reporting deadline under the Affordable Care Act, Signature, Signature Bank and each Commonly Controlled Entity will accurately complete and timely file with the IRS, and timely send to all covered individuals, as applicable, any required IRS Forms 1094‑B, 1095‑B, 1094‑C and 1095‑C for the 2016 calendar year with respect to each Benefit Plan that is subject to the Affordable Care Act.

(g)Limitation on Enforcement. This Agreement is an agreement solely between Signature and Heartland. Nothing in this Agreement, including this Section 6.5, whether express or implied, confers upon any Signature Employees, employees of Heartland and its Subsidiaries or any other Person, any rights or remedies, including: (i) any right to employment or recall, (ii) any right to continued employment for any specified period, or (iii) any right to any particular compensation, benefit or aggregate of benefits, or any other term or condition of employment, of any kind or nature whatsoever.

6.6    Tax Treatment. Neither Signature, Signature Bank nor Heartland will take any action that would disqualify the Merger as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code.

6.7    Updated Schedules. On a date 15 Business Days prior to the Effective Date and on the Effective Date, Signature will modify any Schedule to this Agreement or add any Schedule or Schedules for the purpose of making the representations and warranties to which any such Schedule relates true and correct in all material respects as of the close of business on the Business Day immediately preceding such date, whether to correct any misstatement or omission in any Schedule or to reflect any additional information obtained by Signature subsequent to the date any Schedule was previously delivered by Signature to Heartland. Notwithstanding the foregoing, any updated Schedule will not have the effect of making any representation or warranty contained in this Agreement true and correct in all material respects for purposes of Section 7.3(a).

6.8    Indemnification; Directors’ and Officers’ Insurance.

(a)Heartland agrees that all rights of the present and former directors, officers and employees of either Signature or Signature Bank to indemnification provided for in the Charter or Bylaws or other governing documents of Signature or Signature Bank, as applicable, as in effect on the date hereof, or required under any applicable Law (including rights to advancement of expenses and exculpation), and that all such rights of the present and former directors, officers and employees of Signature and Signature Bank (to the extent such rights to indemnification are required) will survive the Merger and continue in full force and effect until expiration of the applicable statute of limitations (each such director, officer and employee being sometimes hereinafter referred to as an “Indemnified Party”). Without limiting the generality of the foregoing, Heartland agrees that, following the Effective Time, the Surviving Corporation will indemnify any Person made a party to any proceeding by reason of the fact that such Person was a director, officer, or employee of either Signature or Signature Bank at or prior to the Effective Time to the fullest extent provided in, and will advance expenses in accordance with, the Charter, Bylaws and other governing documents of Signature or Signature Bank, as applicable, in the form previously provided to Heartland and effective as of the date of this Agreement, in each case subject to all the limitations set forth in such Charter, Bylaws or other governing documents and applicable Law. Notwithstanding anything to the contrary contained in this Section 6.8, nothing contained in this Agreement will require Heartland to indemnify, defend or hold harmless any Indemnified Party to a greater extent than either of Signature or Signature Bank may, as of the date of this Agreement, indemnify, defend and hold harmless such Indemnified Party, and any such indemnification provided pursuant to this Section 6.8 will be provided only to the extent that such indemnification is permitted by any applicable federal or state Laws.

(b)Prior to the Effective Time, Signature will or, if Signature is unable to, Heartland as of the Effective Time will, obtain a “tail” insurance policy with a claims period of at least six years from and after the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable to the Indemnified Parties as the existing policies of Signature and Signature Bank with respect to matters existing or occurring at or prior to the Effective Time

(including in connection with this Agreement or the transactions or actions contemplated hereby). Heartland will pay the premium for such D&O Insurance tail policy; provided, however, that in no event will the aggregate amount that Heartland is required to expend be more than 200% of the current amount expended in one year by Signature and Signature Bank to procure their existing D&O Insurance policies. If Signature or Heartland for any reason is unable to obtain such tail D&O Insurance policy on or prior to the Effective Time, Heartland will obtain as much as comparable D&O Insurance as is available at a cost in the aggregate for such six-year period up to 200% of the current annual premiums expended by Signature and Signature Bank for their existing D&O Insurance policies. Any insurance premium payments made by Heartland pursuant to this Section 6.8(b) will be considered Transaction Expenses in accordance with the definition of “Transaction Expenses” set forth in Article 1.

(c)The provisions of this Section 6.8 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party as if he or she were a party to this Agreement. The indemnification rights provided to each Indemnified Party pursuant hereto will be in addition to all other indemnification rights provided to such Indemnified Party under any Contract between either Signature or Signature Bank and such Indemnified Party.

6.9    Determination of Adjusted Tangible Common Equity. As soon as practicable after the Determination Date, Signature will prepare the Signature Determination Date Balance Sheet. Within five Business Days following the Determination Date, Signature will deliver to Heartland its good faith determination of (a) the Adjusted Tangible Common Equity and a copy of the Signature Determination Date Balance Sheet, together with reasonable support therefor (including Signature’s calculation of the Determination Date to Effective Time Adjustment), and (b) the Signature Determination Date Transaction Expenses, together with reasonable support therefor. If Signature and Heartland agree on the amount of the Adjusted Tangible Common Equity, such amount will be final and conclusive. If Heartland and Signature disagree as to such calculations and are unable to reconcile their differences in writing within five Business Days, unless otherwise agreed upon by the parties, the items in dispute will be submitted to a mutually acceptable independent national accounting firm in the United States for final determination, and the calculations will be deemed adjusted in accordance with the determination of the independent accounting firm and will become binding, final and conclusive upon all of the parties hereto. The independent accounting firm will consider only the items in dispute and will be instructed to act within five Business Days (or such longer period as Signature and Heartland may agree) to resolve all items in dispute. Signature and Heartland will share equally the payment of reasonable fees and expenses of the independent accounting firm.

6.10    Heartland Confidential Information. Any confidential information or trade secrets of each of Heartland and its Subsidiaries received by either Signature or Signature Bank, its employees or agents in the course of the negotiation and consummation of the Merger or Bank Merger will be treated confidentially and held in confidence pursuant to the NDA, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing either such confidential information or trade secrets or both will be destroyed by Signature and Signature Bank or, at Heartland's request, returned to Heartland if this Agreement is terminated as provided in Article 8. Such information will not be used by either of Signature or Signature Bank or its employees or agents to the detriment of Heartland and its Subsidiaries, and will at all times be maintained and held in compliance with the NDA.

6.11    Indemnification Waiver Agreements. Signature will cause Brooks and Syverson to execute the Indemnification Waiver Agreements.

ARTICLE 7
CONDITIONS

7.1    Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby will be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)Regulatory Approvals. The Bank Regulatory Approvals will have been obtained and the applicable waiting periods, if any, under all statutory or regulatory waiting periods will have lapsed. None of such approvals will contain any conditions or restrictions that would (i) be reasonably expected to be materially burdensome on, or impair in any material respect the benefits of the transactions contemplated by this Agreement to Heartland; (ii) require any Person other than Heartland to be deemed a bank holding company under the Bank Holding Company Act; (iii) require any Person other than Heartland to guaranty, support or maintain the capital of Signature Bank; (iv) prohibit direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of Signature, Signature Bank or Heartland or any of its Subsidiaries, or compel Heartland or any of its Subsidiaries or either Signature or Signature Bank to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its Subsidiaries or of either Signature or Signature Bank; or (v) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Heartland or any of its Subsidiaries.

(b)No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction will have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

(c)No Prohibitive Change of Law. There will have been no Law, domestic or foreign, enacted or promulgated, which would materially impair the consummation of the transactions contemplated hereby.

(d)Governmental Action. There will not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any Governmental Entity which would reasonably be expected to result, directly or indirectly, in (i) restraining or prohibiting the consummation of the transactions contemplated hereby or obtaining material damages from either Signature or Signature Bank or Heartland or any of Heartland’s Subsidiaries in connection with the transactions contemplated hereby, (ii) prohibiting direct or indirect ownership or operation by Heartland of all or a material portion of the business or assets of Signature or Signature Bank or of Heartland or any of its Subsidiaries, or to compelling Heartland or any of its Subsidiaries or either Signature or Signature Bank to dispose of or to hold separately all or a material portion of the business or assets of Heartland or any of its Subsidiaries or of either Signature or Signature Bank, as a result of the transactions contemplated hereby, or (iii) requiring direct or indirect divestiture by Heartland of any of its business or assets or of the business or assets of either Signature or Signature Bank.

(e)No Termination. No party hereto will have terminated this Agreement as permitted herein.

(f)Shareholder Approval. The Merger will have been approved by the Required Signature Shareholder Vote.

(g)Registration Statement. The Registration Statement will have been declared and will remain effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement will have been issued and no action, lawsuit, proceeding or investigation for that purpose will have been initiated or threatened by the SEC, and all approvals required under Blue Sky Laws relating to the shares of Heartland Common Stock issuable to the shareholders of Signature hereunder will have been received. The shares of Heartland Common Stock issuable to the shareholders of Signature will have been authorized for listing on the NASDAQ Global Select Market or other national securities exchange, subject to official notice of issuance.

7.2    Additional Conditions to Obligation of Signature. The obligation of Signature to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Warranties. (i) The representations and warranties set forth in Article 3 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 3 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)Agreements. Heartland will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)Officer’s Certificate. Heartland will have furnished to Signature a certificate of the Chief Financial Officer of Heartland, dated as of the Effective Time, in which such officer will certify to the conditions set forth in Sections 7.2(a) and (b).

(d)Heartland Secretary’s Certificate. Heartland will have furnished to Signature (i) copies of the text of the resolutions by which the corporate action on the part of Heartland necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of

Heartland by its corporate secretary or one of its assistant corporate secretaries certifying to Signature that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)Change in Control of Heartland. Heartland will not have (i) been merged or consolidated with or into, or announced an agreement to merge with or into, another corporation in any transaction in which the holders of the voting securities of Heartland would not hold a majority of the voting securities of the surviving corporation, (ii) sold all or substantially all of its assets, or (iii) had one Person or group acquire, directly or indirectly, beneficial ownership of more than 50% of the outstanding Heartland Common Stock.

(f)Legal Opinion. Signature will have received an opinion of Winthrop & Weinstine, P.A. that based on the terms of this Agreement and based on certain facts, representations and assumptions set forth in such opinion, the Merger will qualify as a reorganization under Section 368(a)(1)(A) of the Code. In rendering such opinion, such counsel may require and rely upon and may incorporate by reference representations and covenants, including representations and covenants contained in certificates of officers of Signature and Heartland.

(g)Other Materials. Signature will have received the materials set forth in Section 2.10(b).

7.3    Additional Conditions to Obligation of Heartland. The obligation of Heartland to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

(a)Representations and Compliance. (i) The representations and warranties set forth in Article 4 that are not subject to materiality or Material Adverse Effect qualifications will be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date, and (ii) the representations and warranties set forth in Article 4 that are subject to materiality or Material Adverse Effect qualifications will be true and correct in all respects at and as of the Closing Date as though then made and as though the Closing Date had been substituted for the date of this Agreement in such representations and warranties, except that any representation or warranty expressly made as of a specified date will only need to have been true on and as of such date.

(b)Agreements. Signature will have performed and complied in all material respects with each of its agreements contained in this Agreement.

(c)Officers’ Certificate of Signature. Signature will have furnished to Heartland a certificate of the Chief Executive Officer and Chief Financial Officer of Signature, dated as of the Effective Date, in which such officers will certify to the conditions set forth in Sections 7.3(a) and 7.3(b).

(d)Signature Secretary’s Certificate. Signature will have furnished to Heartland (i) copies of the text of the resolutions by which the corporate action on the part of Signature necessary to approve this Agreement and the transactions contemplated hereby were taken, and (ii) a certificate dated as of the Effective Time executed on behalf of Signature by its corporate secretary or one of its assistant corporate secretaries certifying to Heartland that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded.

(e)Indemnification Waiver Agreement. Signature will have furnished to Heartland the Indemnification Waiver Agreement executed by Brooks and Syverson.

(f)KSOP Trustees’ Certificate. Signature will have furnished to Heartland copies of the KSOP Trustees’ Certificate executed by Brooks and Syverson.

(g)Dissenting Shares. The total number of Dissenting Shares will be no greater than ten percent (10%) of the number of issued and outstanding shares of Signature Common Stock.

(h)Required Consents. Each Required Consent will have been obtained and be in full force and effect, and such actions as Heartland’s counsel may reasonably require will have been taken in connection therewith.

(i)No Equity Claims. No Person (other than a holder of shares of Signature Common Stock) will have asserted that such Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any capital stock of, or any other voting, equity or ownership interest in, either of Signature or Signature Bank or (ii) is entitled to any of the Merger Consideration.

(j)Brooks Employment Agreement. The Brooks Employment Agreement will be in full force and effect, and Brooks will not have indicated any intention of not fulfilling his obligations under the Brooks Employment Agreement.

(k)Syverson Employment Agreement. The Syverson Employment Agreement will be in full force and effect, and Syverson will not have indicated any intention of not fulfilling his obligations under the Syverson Employment Agreement.

(l)Closing Date Indebtedness; Release of Liens. Signature will have delivered to Heartland on or prior to the second Business Day prior to the Closing Date a payoff letter from each lender or holder of any Closing Date Indebtedness evidencing the aggregate amount of such indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment and/or redemption of such indebtedness on the Closing Date), including (i) a customary statement that (A) if such aggregate amount is paid to such lender or holder on the Closing Date, such indebtedness will be repaid and/or redeemed in full and (B) all Liens securing such Closing Date Indebtedness (if any) may thereafter be automatically released and terminated, (ii) authorizations to file any Uniform Commercial Code termination statements, terminations and releases of outstanding mortgages and security interests as are reasonably necessary to release such Liens, and (iii) a customary statement that, upon the receipt of payment of the such amount, all tangible collateral (including, without limitation, all equity certificates) securing the obligations under such indebtedness in possession of each lender or holder with respect thereto will be promptly delivered to Heartland (collectively, the “Payoff Letters”).

(m)Other Materials. Heartland will have received the materials set forth in Section 2.10(a).

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1    Reasons for Termination. This Agreement, by prompt written notice given to the other parties prior to or at the Closing, may be terminated:

(a)by mutual consent of the Boards of Directors of Heartland and Signature;

(b)by either party if a Law or Governmental Order will have been enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Entity that prohibits the Closing; or

(c)by either party if any approval, consent or waiver of any Governmental Entity required to permit the consummation of the transactions contemplated by this Agreement will have been denied and such denial has become final and non-appealable (unless such denial arises out of, or results from, a material breach by the party seeking to terminate this Agreement of any representation, warranty or covenant of such party in this Agreement);

(d)by Signature if:

(i)the Closing has not occurred by June 30, 2018 (the “Termination Date”); provided that Signature will not be entitled to terminate this Agreement pursuant to this clause (d)(i) if (x) Signature’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement, (y) Signature has refused, after satisfaction of the conditions set forth in Sections 7.1 and 7.2, to close in accordance with Section 2.10 or (z) the circumstances or events underlying the termination rights set forth in clauses (d)(iii) or (d)(iv) of this Section 8.1 will have occurred;

(ii)Heartland will have breached any representation, warranty or agreement of Heartland in this Agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of such breach is given by Signature to Heartland;

(iii)at the Signature Shareholder Meeting, this Agreement will not have been duly adopted by the Required Signature Shareholder Vote;

(iv)(A) Signature will have delivered to Heartland a written notice of the intent of Signature to enter into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal based on an Acquisition Proposal received by it, (B) five Business Days have elapsed following delivery to Heartland of such written notice by Signature, (C) during such five Business Day period, Signature has fully complied with the terms of Section 5.8, including informing Heartland of the terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, with the intent of enabling Heartland to agree to a modification of the terms and conditions of this Agreement so that the transactions contemplated hereby may be effected, (D) at the end of such five Business Day period, the Board of Directors of Signature will have continued reasonably to believe that such Acquisition Proposal constitutes a Superior Proposal, (E) Signature pays to Heartland the termination fee in accordance with Section 8.4, and (F) Signature will have entered into a merger, acquisition or other agreement (including an agreement in principle) to effect a Superior Proposal or the Board of Directors of Signature will have resolved to do so;

(v)at any time within five Business Days after the Determination Date, but only if:

(x)    the Heartland Determination Date Stock Price (as defined below) is less than $40.21 per share; and
(y)    the number obtained by dividing the Heartland Determination Date Stock Price by the Initial Heartland Stock Price (as defined below) is less than the number obtained by dividing (A) the Final Index Price (as defined below) by (B) the Initial Index Price (as defined below) and subtracting 0.15 from such quotient; provided, however, that a termination by Signature pursuant to this Section 8.1(d)(v) will have no force and effect if Heartland agrees in writing (within five Business Days after receipt of Signature’s written notice of such termination) to increase the Exchange Ratio to an amount equal to (i) (X) the Exchange Ratio, divided by (Y) the Heartland Determination Date Stock Price, multiplied by (ii) $40.21. Notwithstanding anything to the contrary above, Heartland, at its option, may elect to retain the original Exchange Ratio, and, in lieu of altering such Exchange Ratio, increase the Actual Cash Consideration so that each holder of Signature Common Stock is entitled to receive the same value as of the Effective Time for each share of Signature Common Stock as such holder would have received had the original Exchange Ratio been altered in accordance with the preceding sentence. If within such five-Business Day period, Heartland delivers written notice to Signature that Heartland intends to proceed with the Merger by paying such additional consideration as contemplated by the preceding sentence, and notifies Signature in writing of the revised Exchange Ratio or the revised Actual Cash Consideration, then no termination will occur pursuant to this Section 8.1(d)(v), and this Agreement will remain in full force and effect in accordance with its terms (except that the Exchange Ratio or the Actual Cash Consideration will be modified in accordance with this Section 8.1(d)(v)).
For purposes of this Section 8.1(d)(v), the following terms will have the meanings indicated below:
“Final Index Price” means the average of the daily closing value of the Index for the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the Determination Date.
“Heartland Determination Date Stock Price” means (a) the sum, for each of the 15 consecutive trading days ending on and including the trading day immediately preceding the 10th day prior to the Determination Date, of the product of (i) the closing price of Heartland Common Stock as quoted on the NASDAQ Global Select Market for such trading day, multiplied by, (ii) the trading volume of Heartland Common Stock reported on the NASDAQ Global Select Market for such trading day, divided by (b) the aggregate trading volume over such 15-day period.
“Index” means the KBW NASDAQ Regional Banking Index (KRX) or, if such index is not available, such substitute or similar index as substantially replicates the KBW NASDAQ Regional Banking Index (KRX).
“Index Ratio” means the Final Index Price divided by the Initial Index Price.
“Initial Heartland Stock Price” means $47.30.

“Initial Index Price” means the closing value of the Index on the date immediately prior to the date of this Agreement.
If Heartland or any company belonging to the Index declares or effects a stock dividend, split-up, combination, exchange of shares or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company will be appropriately adjusted for the purposes of applying this Section 8.1(d)(v); or
(vi)any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of Signature to comply with its obligations under this Agreement).

(e)by Heartland if:

(i)the Closing has not occurred by the Termination Date; provided that Heartland will not be entitled to terminate this Agreement pursuant to this clause (e)(i) if (x) Heartland’s failure to comply fully with its obligations under this Agreement has prevented the consummation of the transactions contemplated by this Agreement or (y) Heartland has refused, after satisfaction of the conditions set forth in Sections 7.1 or 7.3, to close in accordance with Section 2.10;

(ii)Signature will have breached any representation, warranty or agreement in this Agreement in any material respect and such breach cannot be or is not cured within 30 days after written notice of such breach is given by Heartland to Signature;

(iii)at the Signature Shareholder Meeting, this Agreement will not have been duly adopted by the Required Signature Shareholder Vote; or

(iv)any of the conditions set forth in Sections 7.1 or 7.2 will have become impossible to satisfy (other than through a failure of Heartland to comply with its obligations under this Agreement).

8.2    Effect of Termination. Except as provided in Sections 8.3 and 8.4 and any provisions set forth herein that survive the termination of this Agreement, if this Agreement is terminated pursuant to Section 8.1, this Agreement will forthwith become void, there will be no Liability under this Agreement on the part of Heartland, Signature or any of their respective Representatives or Subsidiaries, and all rights and obligations of each party hereto will cease; provided, however, that, subject to Sections 8.3, and 8.4, nothing herein will relieve any party from Liability arising out of its own fraud, willful misconduct or material breach of this Agreement.

8.3    Expenses. Except as otherwise provided in this Agreement, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the party incurring such Expenses, whether or not the Merger is consummated. Notwithstanding the foregoing, if this Agreement is terminated pursuant to Sections 8.1(d)(iii), 8.1(e)(ii) or 8.1(e)(iii), then Signature will pay to Heartland, within five Business Days of presentation by Heartland of reasonably detailed invoices for the same, all Expenses reasonably incurred by Heartland provided that the amount paid will not exceed $750,000 and, if this Agreement is terminated pursuant to Section 8.1(d)(ii), then Heartland will pay to Signature, within five Business Days of presentation by Signature of reasonably detailed invoices for the same, all Expenses reasonably incurred by Signature provided that the amount paid will not exceed $750,000. As used in this Agreement, “Expenses” will consist of all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the solicitation of the approval of the Merger by holders of Signature Common Stock and all other matters related to the consummation of the Merger.

8.4    Signature Termination Fee. If this Agreement is terminated by Signature pursuant to Section 8.1(d)(iv), or by Heartland pursuant to Section 8.1(e)(ii) because of a breach of any portion of Section 5.8 or Section 6.3(a), then Signature will pay to Heartland (in lieu of any payment that may be due under Section 8.3), a termination fee of $2,400,000 as the sole and exclusive remedy of Heartland (including any remedy for specific performance), as agreed-upon liquidated damages.

8.5    Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

8.6    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto or (b) waive compliance with any of the agreements of any other parties or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

ARTICLE 9
GENERAL PROVISIONS

9.1    Press Releases and Announcements. Any public announcement, including any announcement to employees, customers, suppliers or others having dealings with Signature or Signature Bank, or similar publicity with respect to this Agreement or the transactions contemplated by this Agreement, will be issued, if at all, at such time and in such manner as Heartland will determine and approve, or as required by applicable Law. Notwithstanding the foregoing, Heartland and Signature agree that (a) a press release for national dissemination announcing the execution of this Agreement in a form prepared by Heartland and reviewed and approved by Signature (with such approval not to be unreasonably withheld, conditioned or delayed) may be made on the day after execution of this Agreement, or as soon thereafter as practicable, and (b) any press release or customer communication relating to this Agreement and the transactions contemplated hereby issued for dissemination in Minneapolis, Minnesota prior to the Effective Time will be in a form prepared by Heartland and reviewed and approved by Signature (with such approval not to be unreasonably withheld, conditioned or delayed). Heartland will have the right to be present for any in-Person announcement by Signature. Unless consented to by Heartland or required by Law, Signature will keep, and will cause Signature Bank to keep, this Agreement and the transactions contemplated by this Agreement confidential.

9.2    Notices. All notices and other communications hereunder will be in writing and will be sufficiently given if made by hand delivery, by e-mail, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as will be specified by it by like notice):

if to Heartland:

Heartland Financial USA, Inc.
707 17th Street, Suite 2950
Denver, Colorado 80202
Attention:	J. Daniel Patten, Executive Vice President, Finance and Corporate Strategy
Telephone:	(720) 873-3780
E-mail:	DPatten@htlf.com
with copies to:

Heartland Financial USA, Inc.
1398 Central Avenue
P.O. Box 778
Dubuque, Iowa 52004-0778
Attention:	Michael J. Coyle, Executive Vice President, Senior General Counsel and Corporate Secretary
Telephone:	(563) 589-1994
E-mail:	MCoyle@htlf.com

and

Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, Minnesota 55402
Attention:	Jay L. Swanson Cam C. Hoang
Telephone:	(612) 340-2600
E-mail:	jay@dorsey.com hoang.cam@dorsey.com
if to Signature:

Signature Bancshares, Inc.
9800 Bren Road East, Suite 200
Minnetonka, Minnesota 55343
Attention:	Kenneth D. Brooks
Telephone:	(952) 936-7800
E-mail:	kbrooks@signaturebankonline.com

with a copy to:

Winthrop & Weinstine, P.A.
Capella Tower
Suite 3500
225 South Sixth Street
Minneapolis, Minnesota 55402
Attention:	Anton J. Moch
Telephone:	(612) 604-6671
E-mail:	amoch@winthrop.com
All such notices and other communications will be deemed to have been duly given as follows: when delivered by hand, if personally delivered; three Business Days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt electronically acknowledged, if e-mailed; and the next day after being delivered to an overnight delivery service.
9.3    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any party to this Agreement without the prior written consent of the other parties to this Agreement. Subject to the foregoing, this Agreement and all of the provisions of this Agreement will be binding upon and inure to the benefit of the parties to this Agreement and their respective successors and permitted assigns.

9.4    No Third Party Beneficiaries. Except as otherwise provided in Section 6.8(c), nothing expressed or referred to in this Agreement confers any rights or remedies upon any Person that is not a party or permitted assign of a party to this Agreement.

9.5    Schedules.

(a)Prior to or simultaneous with the execution of this Agreement, Signature delivered to Heartland the Schedules, which set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Article 4 or to one or more covenants contained herein (whether or not such section of this Agreement expressly references a schedule thereto). Except as set forth in the Schedules, the information contained therein is dated as of the close of business on the Business Day prior to the date of this Agreement or, if delivered pursuant to Section 6.7, as of such date delivered. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would be reasonably likely to have a Material Adverse Effect. In the event of any inconsistency between the statements in this Agreement and statements in a Schedule, the statements in this Agreement will control and the statements in the Schedule will be disregarded.

(b)For purposes of this Agreement, a Schedule relating to a certain section may incorporate by reference disclosures made in other Schedules; provided, however, that any disclosure with respect to a particular Schedule will be deemed adequately disclosed in other Schedules to the extent it is readily apparent from the nature of the disclosure that such disclosure also applies to such other Schedules.

9.6    Interpretation. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as “herein,” “hereinafter,” “hereof,” “hereto,” “hereby” and “hereunder,” and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders will be deemed to include the others if the context requires. Any singular term in this Agreement will be deemed to include the plural, and any plural term the singular if the context requires. Whenever the words “include”, “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “but not limited to,” whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Any reference to any money or currency or use of “$” will be in U.S. dollars. Except as the context may otherwise require, references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. References to a statute will be to such statute, as amended from time to time, and to the rules and regulations promulgated thereunder. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

9.7    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated, and the parties will negotiate in good faith to modify this Agreement and to preserve each party’s anticipated benefits under this Agreement.

9.8    Complete Agreement. This Agreement, together with the Ancillary Documents, contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral. Each party to this Agreement acknowledges that its respective counterparty has made no representations, warranties, agreements, undertakings or promises except for those expressly set forth in this Agreement or in any of the Ancillary Documents to which each is a party.

9.9    Governing Law. THE DOMESTIC LAW, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES, OF THE STATE OF MINNESOTA WILL GOVERN ALL QUESTIONS CONCERNING THE CONSTRUCTION, VALIDITY AND INTERPRETATION OF THIS AGREEMENT AND THE PERFORMANCE OF THE OBLIGATIONS IMPOSED BY THIS AGREEMENT.

9.10    Submission to Jurisdiction. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of Minnesota or of the United States of America located in Hennepin County, Minnesota solely in respect of the interpretation and enforcement of the provisions of this Agreement and the Ancillary Documents, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any Litigation relating to the interpretation or enforcement of this Agreement or any of the Ancillary Documents, that either of such parties is not subject thereto or that such Litigation may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Agreement or any Ancillary Document may not be enforced in or by such courts. The parties hereto irrevocably agree that all claims with respect to such Litigation will be heard and determined in such courts. The parties hereby consent to and grant any such court’s jurisdiction over such parties and over the subject matter of such dispute, and agree that mailing of process or other papers in connection with any such Litigation in the manner provided in Section 9.2 or in such other manner as may be permitted by Law, will be valid and sufficient service thereof.

9.11    Specific Performance. Each of the parties acknowledges and agrees that the subject matter of this Agreement, including the business, assets and properties of each of Signature and Signature Bank, is unique, that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, and that the remedies at Law would not be adequate to compensate such other parties not in default or in breach. Accordingly, each of the parties agrees that the other party will be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at Law or in equity (without any requirement that Heartland or Signature provide any bond or other security). The parties waive any defense that a remedy at Law is adequate and any requirement to post bond or provide similar security in connection with actions instituted for injunctive relief or specific performance of this Agreement.

9.12    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13    Investigation of Representations, Warranties and Covenants. No investigation made by or on behalf of the parties hereto or the results of any such investigation will constitute a waiver of any representation, warranty or covenant of any other party.

9.14    No Survival of Representations. The representations, warranties and covenants made by Signature and Heartland in this Agreement or in any instrument delivered pursuant to this Agreement will terminate on, and will have no further force or effect after, the first to occur of (a) the Effective Time or (b) the date on which this Agreement is terminated as set forth herein, except for those covenants contained herein or therein which by their terms apply in whole or in part after the Effective Time or survive the termination of this Agreement.

[The remainder of this page is intentionally blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed on the date first written above.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller
Chairman of the Board and
Chief Executive Officer

SIGNATURE BANCSHARES, INC.

By:	/s/ Kenneth D. Brooks
Kenneth D. Brooks
President and Chief Executive Officer

APPENDIX B

MINNESOTA DISSENTERS’ RIGHTS STATUTES

302A.471 RIGHTS OF DISSENTING SHAREHOLDERS.

Subdivision 1. Actions creating rights. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

(a) unless otherwise provided in the articles, an amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:
(1) alters or abolishes a preferential right of the shares;
(2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;
(3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;
(4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section; or
(5) eliminates the right to obtain payment under this subdivision;

(b) a sale, lease, transfer, or other disposition of property and assets of the corporation that requires shareholder approval under section 302A.661, subdivision 2, but not including a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

(c) a plan of merger, whether under this chapter or under chapter 322B or 322C, to which the corporation is a constituent organization, except as provided in subdivision 3, and except for a plan of merger adopted under section 302A.626;

(d) a plan of exchange, whether under this chapter or under chapter 322B or 322C, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring organization, except as provided in subdivision 3;

(e) a plan of conversion is adopted by the corporation and becomes effective;

(f) an amendment of the articles in connection with a combination of a class or series under section
302A.402 that reduces the number of shares of the class or series owned by the shareholder to a fraction of a share if the corporation exercises its right to repurchase the fractional share so created under section
302A.423; or

(g) any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

Subd. 2. Beneficial owners. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

(b) A beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

Subd. 3. Rights not to apply. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of (1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring organization in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

(b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

(c) Notwithstanding subdivision 1, the right to obtain payment under this section, other than in connection with a plan of merger adopted under section 302A.621, is limited in accordance with the following provisions:

(1) The right to obtain payment under this section is not available for the holders of shares of any class or series of shares that is listed on the New York Stock Exchange, the American Stock Exchange, the
NASDAQ Global Market, or the NASDAQ Global Select Market.

(2) The applicability of clause (1) is determined as of:
(i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action described in subdivision 1; or
(ii) the day before the effective date of corporate action described in subdivision 1 if there is no meeting of shareholders.

(3) Clause (1) is not applicable, and the right to obtain payment under this section is available pursuant to subdivision 1, for the holders of any class or series of shares who are required by the terms of the corporate action described in subdivision 1 to accept for such shares anything other than shares, or cash in lieu of fractional shares, of any class or any series of shares of a domestic or foreign corporation, or any other ownership interest of any other organization, that satisfies the standards set forth in clause (1) at the time the corporate action becomes effective.

Subd. 4. Other rights. The shareholders of a corporation who have a right under this section to obtain payment for their shares, or who would have the right to obtain payment for their shares absent the exception set forth in paragraph (c) of subdivision 3, do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

302A.473 PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS.

Subdivision 1. Definitions. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.
(b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.
(c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.
(d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09, subdivision 1, paragraph (c), clause (1).

Subd. 2. Notice of action. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

Subd. 3. Notice of dissent. If the proposed action must be approved by the shareholders and the corporation holds a shareholder meeting, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

Subd. 4. Notice of procedure; deposit of shares. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to (i) all shareholders who have complied with subdivision 3, (ii) all shareholders who did not sign or consent to a written action that gave effect to the action creating the right to obtain payment under section 302A.471, and (iii) all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:
(1) the address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;
(2) any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;
(3) a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and
(4) a copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

(b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

Subd. 5. Payment; return of shares. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

(1) the corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;
(2) an estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and
(3) a copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

(b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a),

a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

(c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

Subd. 6. Supplemental payment; demand. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference.
Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

Subd. 7. Petition; determination. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the Rules of Civil Procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the Rules of Civil Procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

Subd. 8. Costs; fees; expenses. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

(b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

(c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.

APPENDIX C
November 8, 2017

Board of Directors
Signature Bancshares, Inc.
9800 Bren Road, East, Suite 200
Minnetonka, Minnesota 55343

Members of the Board:

You have requested Sheshunoff & Co. Investment Banking (“Sheshunoff”) to render its opinion as to the fairness, from a financial point of view, to the shareholders of Signature Bancshares, Inc. (“Signature”), a bank holding company incorporated in Minnesota, of the consideration to be paid to Signature shareholders in the proposed merger of Signature with and into Heartland Financial USA, Inc., a Delaware corporation (“Heartland”) (the “Merger”). Signature’s subsidiary, Signature Bank, will be merged into Heartland’s wholly-owned subsidiary, Minnesota Bank & Trust, immediately after the Merger.

Pursuant to an Agreement and Plan of Merger dated on or about October 16, 2017 (the “Agreement”), Heartland has agreed to exchange approximately $55.4 million in cash and common stock for all of the outstanding shares of common stock and stock options of Signature. The consideration will consist of approximately $9.8 million in cash and $45.6 million in common stock of Heartland. The number of common shares of Heartland to be issued will be based upon the average closing price of twenty (20) consecutive NASDAQ trading days ending on and including the trading day immediately preceding the date on which the Agreement is executed (the “Execution Date”). The value and the composition of the total merger consideration may be adjusted pursuant to the terms of the Agreement and the aggregate amount stated above is based upon various assumptions including closing date and transaction expense amounts.

Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for tax, financial reporting, corporate and other purposes. Sheshunoff is experienced in these activities and has performed assignments similar in nature to that requested by Signature. Sheshunoff did not act as Signature’s financial advisor in the Merger and the terms and conditions were negotiated directly between Signature and Heartland.

In connection with its opinion, Sheshunoff, among other things:

1.	Reviewed a draft of the Agreement;

2.	Discussed the terms of the Agreement with the management of Signature;

3.
Conducted conversations with management of Signature regarding recent and projected financial performance of Signature, estimated transaction costs, and ability to meet the minimum tangible equity required in the Agreement;

4.
Evaluated the financial condition of Signature based upon a review of regulatory reports for the five-year period ended December 31, 2016 and the interim period through June 30, 2017, and internally-prepared financial reports for Signature for the interim period through September 30, 2017;

5.	Compared Signature’s recent operating results with those of certain other banks in the Midwest Region of the United States as defined by SNL Financial and nationally that have recently been acquired;

6.
Compared the pricing multiples for Signature in the Merger to recent acquisitions of banks in the Midwest Region of the United States as defined by SNL Financial and nationally with similar characteristics to Signature;

7.	Analyzed the present value of the after-tax cash flows based on projections on a stand-alone basis approved by Signature for the five-year period ending December 30, 2021;

8.	Discussed the potential pro forma impact of the Merger on the combined company’s results and certain financial performance measures of Signature and Heartland;

9.	Discussed certain matters regarding Heartland’s regulatory standing, financial performance, and business prospects with Heartland executives and representatives;

10.	Reviewed certain internal and publicly available information regarding Heartland that Sheshunoff deemed relevant;

11.	Compared Heartland’s recent operating results and pricing multiples with those of certain other publicly traded banks in the Midwest Region as defined by SNL Financial that Sheshunoff deemed relevant;

12.	Reviewed available stock analyst research reports concerning Heartland;

13.	Compared the historical stock price data and trading volume of Heartland to certain relevant indices; and

14.	Performed such other analyses deemed appropriate.

For the purposes of this opinion, Sheshunoff assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Signature for the purposes of this opinion. Sheshunoff assumed that any projections provided or approved by Signature were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Signature’s management. Sheshunoff has assumed such forecasts and projections will be realized in the amounts and at the times contemplated thereby. Sheshunoff assumes no responsibility for and expresses no opinion on any such projections or the assumptions on which they are based. In addition, where appropriate, Sheshunoff relied upon publicly available information that is believed to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

Sheshunoff did not make an independent evaluation of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of Signature or Heartland nor was Sheshunoff furnished with any such appraisals. Sheshunoff assumed that any off-balance sheet activities of Signature or Heartland will not materially and adversely impact the future financial position or results of operations of Heartland after the Merger. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for Signature and Heartland are, respectively, adequate to cover such losses. In addition, we have not reviewed any individual credit files or made an independent evaluation, appraisal or physical inspection of the assets or individual properties of Signature or Heartland nor has Sheshunoff been furnished with any such evaluations or appraisals. Sheshunoff did not perform an onsite review of Signature or Heartland in the preparation of this opinion.

Sheshunoff assumed that the latest draft of the Agreement, as provided to Sheshunoff, will be without any amendment or waiver of, or delay in the fulfillment of, any terms or conditions set forth in the terms provided to Sheshunoff or any subsequent development that would have a material adverse effect on Signature or Heartland and thereby on the results of our analyses. Sheshunoff assumed that any and all regulatory approvals, if required, will be received in a timely fashion and without any conditions or requirements that could adversely affect the operations or financial condition of Heartland after the completion of the Merger.
Sheshunoff’s opinion is necessarily based on economic, market, regulatory, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion and the resulting conclusion, and we assume no responsibility for advising any person of any change in any matter affecting this opinion. Sheshunoff assumed that there are no material changes in the assets, financial condition, results of operations, regulatory standing, business or prospects of Signature since the date of the last financial statement reviewed by us. Signature’s management has advised us that they know of no additional information that would have a material effect on this opinion. This opinion does not address any legal, regulatory, tax or accounting matters, as to which Signature has informed us that they have received such advice as they deem necessary from qualified professionals.

Sheshunoff expresses no opinion on the underlying decision by Signature to engage in the Merger or the relative merits of the Merger as compared to the other transactions or business strategies that might be available to Signature. This opinion is not an appraisal or opinion of value but is limited to the fairness of the Merger, from a financial point of view, to Signature shareholders. We do not express any view, nor does this opinion, on any other term or aspect of the Merger, including, without limitation, (i) the fairness of the Merger to any class of securities, creditors or constituencies of Signature or (ii) the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors, or employees of Signature resulting directly or indirectly from the completion of the transactions as contemplated in the Merger.
This letter and the opinion expressed herein do not constitute a recommendation to any shareholder as to any approval of the

Merger. Sheshunoff is an independent contractor for the purposes of this engagement and owes its duty solely to Signature and not to any third party, including, without limitation, any individual board members or shareholders. Sheshunoff specifically disclaims any liability or fiduciary duties to Signature’s shareholders or any third parties. It is understood that this letter, and the opinion expressed herein, is for the information of the Board of Directors of Signature and may not be used for any other purpose without Sheshunoff’s prior written consent, except as may be required by law or by a court of competent jurisdiction and except that this opinion may be included in any filing with respect to the Merger with the Securities and Exchange Commission or proxy statement or similar communication to Signature’s stockholders provided that this opinion is included in its entirety.

Sheshunoff’s fairness opinion is solely for the information of the Board of Directors of Signature in the discharge of its fiduciary obligations and not for any other third party, including, without limitation, individual board members or Signature’s shareholders. Signature retained Sheshunoff based upon Sheshunoff’s reputation in bank valuations, mergers and acquisitions, and familiarity with the banking business. While Sheshunoff was not involved in negotiations of the terms and conditions of the Agreement, the Company placed no limit on the scope of our analyses. In addition, Signature agreed to reimburse Sheshunoff’s expenses and to indemnify Sheshunoff and its officers, employees and affiliates for certain liabilities that may arise out of this engagement.

Sheshunoff will receive a fee for rendering its opinion that is not contingent upon the completion of the Merger. Neither Sheshunoff nor our affiliates have provided other services to Signature for which they have received compensation during the last two years. This opinion and the analyses supporting it were approved by a fairness committee of Sheshunoff.

Based on the foregoing and such other matters Sheshunoff deemed relevant, it is our opinion, as of the date hereof, that the consideration to be received pursuant to the Merger is fair to Signature shareholders, from a financial point of view.

Very truly yours,

/s/	Sheshunoff & Co.
Investment Banking, L.P.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Heartland is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware, or DGCL, empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys’ fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director actually and reasonably incurred.

As permitted by Delaware law, Heartland has included in its certificate of incorporation a provision to eliminate the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors, subject to certain limitations. In addition, Heartland’s certificate of incorporation and bylaws provide that it is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary and Heartland may advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

Item 21. Exhibits and Financial Statement Schedules

Number		Description
2.1
Agreement and Plan of Merger, dated as of November 13, 2017, between Heartland Financial USA, Inc. and Signature Bancshares, Inc. (included as Appendix A to the proxy statement/prospectus contained in this registration statement)

3.1		Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10‑Q filed on November 7, 2008)
3.2		Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10‑Q filed on August 10, 2009)
3.3		Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 6, 2015)
3.4
Amendment to Certificate of Incorporation of Heartland Financial USA, Inc. (incorporated by reference to Exhibit 3.4 to the Registrant's Amendment No. 2 to it Form S-4 Registration Statement filed on May 18, 2017)

3.5
Certificate of Designations of 7.0% Senior Non-Cumulative Perpetual Convertible Preferred Stock, Series D (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on February 11, 2016)

3.6		Bylaws of Heartland Financial USA, Inc. (incorporated by reference from Exhibit 3.2 to the Registrant’s Annual Report on Form 10‑K filed on March 15, 2004)
5.1	*	Opinion of Dorsey & Whitney LLP with respect to legality
8.1	*	Opinion of Winthrop & Weinstine, P.A. with respect to tax matters
10.1	*	Employment Agreement, dated November 13, 2017, by and among Heartland Financial USA, Inc., Signature Bancshares, Inc., Minnesota Bank & Trust and Kenneth D. Brooks
10.2	*	Employment Agreement, dated November 13, 2017, by and among Heartland Financial USA, Inc., Signature Bancshares, Inc., Minnesota Bank & Trust and Leif E. Syverson
10.3	*	Shareholder Voting Agreement, dated as of November 13, 2017, by and among Heartland Financial USA, Inc., Signature Bancshares, Inc. and Certain Shareholders of Signature Bancshares, Inc.
10.4	*	KSOP Pass-Through Voting Instruction Agreement, dated as of November 13, 2017, by and among Heartland Financial USA Inc., Kenneth D. Brooks, Leif E. Syverson and Daniel W. Dryer

23.1	**	Consent of KPMG LLP
23.2	*	Consent of Dorsey & Whitney, L.L.P. (included in Exhibit 5.1)
23.3	*	Consent of Winthrop & Weinstine, P.A. (included in Exhibit 8.1)
24.1	*	Power of Attorney
99.1	*	Proxy for holders of Signature Bancshares, Inc. Common Stock
99.2	**	Consent of Sheshunoff & Co. Investment Banking
* Filed with the first filing of this registration statement
** Filed herewith

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)
Each prospectus required to be filed pursuant to Rule 424(b)(2), 424(b)(5), or 424(b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), 415(a)(1)(vii), or 415(a)(1)(x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of the securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(7) To respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dubuque, State of Iowa, on January 16, 2018.

HEARTLAND FINANCIAL USA, INC.

By:	/s/ Lynn B. Fuller
Lynn B. Fuller
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on January 16, 2018.

Signature	Title

/s/ Lynn B. Fuller	Chairman of the Board, Chief Executive Officer and Director (principal executive officer)
Lynn B. Fuller

/s/ Bryan R. McKeag*	Executive Vice President and Chief Financial Officer (principal financial officer)
Bryan R. McKeag

/s/ Janet M. Quick*	Executive Vice President and Deputy Chief Financial Officer (principal accounting officer)
Janet M. Quick

/s/ John W. Cox, Jr.*	Director
John W. Cox, Jr.

/s/ Mark C. Falb*	Director
Mark C. Falb

/s/ Thomas L. Flynn*	Director
Thomas L. Flynn

/s/ Bruce K. Lee*	Director
Bruce K. Lee

/s/ R. Michael McCoy*	Director
R. Michael McCoy

/s/ Kurt M. Saylor*	Director
Kurt M. Saylor

/s/ John K. Schmidt*	Director
John K. Schmidt

/s/ Duane E. White*	Director
Duane E. White

/s/ Michael J. Coyle	Attorney in Fact
Michael J. Coyle
* Executed by the Attorney in Fact